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Filed Pursuant to Rule 424(b)(3)
File# 333-116676

PROSPECTUS

AEARO COMPANY I

Offer to Exchange

$175,000,000 Aggregate Principal Amount of 8¼% Senior Subordinated Notes due 2012
that have been registered under the Securities Act of 1933
for any and all outstanding unregistered
$175,000,000 Aggregate Principal Amount of 8¼% Senior Subordinated Notes due 2012

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange up to $175,000,000 aggregate principal amount of our registered 8¼% senior subordinated notes due 2012, which we refer to as the exchange notes, for a like principal amount of our outstanding 8¼% senior subordinated notes due 2012, which we refer to as the old notes. We refer to the old notes and the exchange notes collectively as the notes. The terms of the exchange notes are identical to the terms of the old notes in all material respects, except for the elimination of some transfer restrictions, registration rights and additional interest provisions relating to the old notes.

We will accept for exchange any and all old notes validly tendered and not withdrawn prior to 5:00 pm., New York City time, on August 18, 2004 unless extended. We will not receive any proceeds from the exchange offer.

We have not applied, and do not intend to apply, for listing the notes on any national securities exchange or automated quotation system.

You should carefully review the Risk Factors beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 13, 2004

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Each broker-dealer that receives the exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the exchange securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Until October 11, 2004 (90 days after the date of this prospectus), all dealers that effect transactions in the exchange notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus contains estimates regarding market share, ranking and other similar data, which are based on our internal estimates, independent industry publications, reports by market research firms and/or other published independent sources. In each case, we believe that these estimates are reasonable. Statements that refer to the size of the global personal protection equipment market and the segments of the global personal protection equipment market in which we compete are based on 2001 industry data, the most recent period for which such data is available. However, market share, ranking and other similar data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey of market share, ranking and other similar data. In addition, consumer preferences can and do change. As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend,” or similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement that strategy, our objectives, the amount and timing of future capital expenditures, future acquisitions, the likelihood of our success in developing and introducing new products and expanding our business, the timing of the introduction of new and modified products or services, financing plans, working capital needs and sources of liquidity.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward- looking statements include, among others, assumptions regarding demand for our products, the cost, timing and success of product upgrades and new product introductions, expected pricing levels, the timing and cost of planned capital expenditures and expected synergies relating to acquisitions. These assumptions could prove inaccurate. Forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the risk factors discussed under the caption “Risk Factors” in this prospectus.

We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them publicly in light of new information or future events.

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PROSPECTUS SUMMARY

You should read the entire prospectus, including “Risk Factors” and our financial statements and related notes, before making an investment decision. In this prospectus, the words “Aearo Company,” “Aearo,” the “Company,” “we,” “us,” and “our” refer to Aearo Company I, doing business as Aearo Company, a Delaware corporation and the issuer of the notes, and to our subsidiaries; the words “Aearo Corporation” and “our parent” refer to Aearo Corporation, a Delaware corporation and our immediate parent company; and the words “our ultimate parent” refer to AC Safety Holding Corp., a Delaware corporation and our ultimate parent company.

Our Company

We are a global leader in the hearing, eye, face, head and respiratory protection segments of the $12.7 billion global personal protection equipment, or PPE, market. We manufacture hearing protection devices, communication headsets, prescription and non-prescription safety eyewear, face shields, reusable and disposable respirators, fall protection equipment, hard hats and first aid kits which are sold in more than 70 countries. Our products are manufactured and marketed under the brand names AOSafety®, E-A-R®, Peltor® and SafeWaze™, which are well known in the manufacturing industry. We also manufacture a wide array of energy-absorbing materials that are incorporated into other manufacturers’ products to control noise, vibration and shock. These products are marketed under our brand name E-A-R® Specialty Composites. We believe that the strength of our brand names, our reputation for developing and providing high-quality, innovative products, our intensive coverage of multiple distribution channels targeting a wide array of end-users, our broad product offering, and our commitment to providing a high level of customer service have enabled us to achieve leading positions in market segments in which we compete. For the six months ended March 31, 2004, our net sales were approximately $169.6 million.

We operate three business segments:

•	Safety Products

•	Safety Prescription Eyewear

•	Specialty Composites

Through these three segments we sell a wide range of products to industrial distributors, as well as into the consumer, construction and military channels and directly to industrial companies. We place a strong emphasis on new product development, innovation and protection of intellectual property. We manufacture approximately 75% of the products that we sell.

Safety Products

We manufacture and sell hearing protection devices, communication headsets, non-prescription safety eyewear, face shields, reusable and disposable respirators, hard hats, fall protection equipment and first aid kits. The Safety Products segment accounted for approximately 75% of our net sales for the six months ended March 31, 2004.

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Hearing Protection and Communication Headsets. We have been a leader in hearing conservation research and development since 1972, when we first introduced the cylindrical disposable earplug, known today as the “E-A-R® Classic®”. In the reusable earplug segment of the market, we offer the patented UltraFit® and E-A-R® Express® products. We manufacture, assemble and sell a broad line of earmuffs and communication headsets under the Peltor® brand. We are a leader in providing noise attenuating communication headsets to end-users exposed to high levels of noise.

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Eye Protection. Non-prescription eye protection is used to protect workers from hazards such as dust, flying particles, metal fragments, chemicals, extreme glare and optical radiation. We offer a large number of task-specific non-prescription safety eyewear products and goggles under the AOSafety® brand under well-known names such as X-Series™, Maxim™ and Lexa®.

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Face and Head Protection. Face and head protection is used in work environments where a number of hazards present a danger to the face and head, including dust, flying particles, metal fragments, chemicals, extreme glare, optical radiation and items dropped from above. We offer wide variety use specific faceshield windows under both the AOSafety® and Peltor® brands and a broad line of hard hats, including “bump” caps, full-brim hats and traditional hard hats under the AOSafety® brand.

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Respiratory Protection. Respiratory protection products are used to protect against the harmful effects of contamination and pollution caused by dust, gases, fumes, sprays and other contaminants. We offer a broad line of disposable dust and mist masks, cartridge-equipped quarter-, half- and full-face respirators, and “escape” respirators under the AOSafety® brand such as Pleats Plus™ and QuickLatch®.

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Fall Protection. In March 2003, we acquired VH Industries, Inc., which we refer to as SafeWaze, a leading manufacturer of fall protection equipment in the construction channel. This allowed us to enter the construction segment. Additionally, we introduced a line of fall protection equipment under our AOSafety® brand in November 2003 that we sell into the industrial segment.

Safety Prescription Eyewear

We manufacture and sell products under the AOSafety® brand that are designed to protect the eyes from the typical hazards encountered in the industrial work environment. We purchase component parts (lenses and the majority of our frames) from various suppliers, grind and shape the lenses to the end-user’s prescription, and then assemble the glasses using the end-user’s choice of frame. The Safety Prescription Eyewear segment accounted for approximately 12% of our net sales for the six months ended March 31, 2004.

Specialty Composites

We manufacture a wide array of energy-absorbing materials that are incorporated into other manufacturers’ products to control noise, vibration and shock. Specific product applications for Specialty Composites’ materials, technology and engineering expertise include thermal acoustic systems in business and regional jet aircraft; protective and performance-enhancing components in precision electronic equipment; thermal and acoustic treatments for heavy-duty trucks; and treatments to control noise, vibration and shock in a wide range of industrial and commercial equipment. We also produce specially formulated foam used in the manufacture of the Safety Products segment’s earplugs. Specialty Composites accounted for approximately 13% of our net sales for the six months ended March 31, 2004.

Our Industries

Personal Protection Equipment

Personal protection equipment encompasses all articles of equipment and clothing worn for the purpose of protecting against bodily injury, including safety eyewear and goggles, earmuffs and earplugs, respirators, hard hats, fall protection equipment, gloves, safety clothing and safety shoes. The size of the global PPE market is approximately $12.7 billion in annual sales, and it is expected to grow at a compound annual growth rate of 3% to 4% over the next several years. Within this global market, we primarily compete in the $3.2 billion hearing, eye, face, head and respiratory protection segments. Historically, overall demand for personal protection equipment has been relatively stable due to government and industry regulations, the diverse end-user customer base and the non-discretionary and consumable nature of the products. The primary factors driving growth of the PPE industry include (i) increased consumer awareness and demand for safety products, (ii) increased military/homeland security spending, (iii) continued regulatory enforcement and compliance, and (iv) increased adoption of product standards domestically and internationally. Within the United States and Europe, we expect regulators such as the Occupational Safety & Health Administration, or OSHA, The National Institute for Occupational Safety and Health, or NIOSH, and the European Committee for Standardization, or CE, to continue to enforce compliance, as well as introduce safety standards, resulting in an increased demand for safety products.

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The PPE market is highly fragmented with a large number of relatively small, independent manufacturers with limited product lines. Participants in the industry range in size from small, single-product companies to a limited number of multinational corporations with multiple product offerings and significant resources. Competition is primarily based on product characteristics (such as design, style and functional performance), product quality, service, brand name recognition and, to a lesser extent, price.

Noise and Vibration Control

Through our Specialty Composites segment, we compete in the noise and vibration control industry, which consists of three broad categories: (i) barriers and absorbers for airborne noise control, (ii) damping and isolation products for vibration and shock control and (iii) energy control products for vibration, shock control and comfort management. We believe we hold a leading position in providing under-hood and cab noise and vibration solutions for the heavy truck market, and maintain a leading role in business aircraft and other key transportation segments.

Our Competitive Strengths

Global market leader. We are uniquely positioned as one of the few large, global manufacturers in the highly fragmented PPE market. Within the combined $3.2 billion hearing, eye, face, head and respiratory protection segments in which we primarily compete, approximately 80% of our net safety products sales are derived from products that we estimate hold the #1 or #2 market position. We believe we are the largest manufacturer of hearing protection equipment in the world, with approximately 38% market share in passive hearing protection and an approximately 24% market share in active hearing protection in North America and Western Europe. We believe we are the #2 manufacturer of eye protection products in the world, with approximately 16% market share in North America and Western Europe. We believe we are the #1 producer of safety prescription eyewear in North America, with approximately 23% market share. Additionally, we maintain a 51% market share in North American safety product sales in the categories in which we compete through the Consumer/Do-It-Yourself, or DIY, and Hardware channel, which is nearly twice that of our closest competitor in that channel. We have achieved leading market positions largely due to the strength of our brand names, our reputation for developing and providing high- quality, innovative and technologically driven products, our strong global sales and distribution network and our commitment to providing a high level of customer service. Our global presence enables us to leverage our knowledge of end-users’ needs and preferences in order to develop and introduce new and improved products.

Strong, well-recognized brand names. We market our broad range of industrial and consumer safety products primarily under four well-recognized brand names: E-A-R®, AOSafety®, Peltor® and SafeWaze™. These four brands are well known within the industry and by our customer base. Our yellow “E-A-R® Classic®” earplug color is trademarked and customers associate that color with a brand they have used and trusted since 1972. Our strong brand-name recognition stems from our significant investment in the marketing and promotion of our brands, our reputation for manufacturing high quality, innovative products and providing high levels of customer service and our understanding of the evolving needs of our customers and end-users, who rely on our products for protection of the head and body. We believe that being able to rely on well-known brand names such as ours is important in our customers’ selection process.

Strong and stable cash flow; diverse customer base. For the six months ended March 31, 2004, we generated operating cash flow from operations of approximately $9.0 million, and made capital expenditures of approximately $5.0 million. This significant cash flow has historically given us the flexibility both to fund growth initiatives and consistently service debt. We have effectively managed our business and resulting cash flows through difficult economic environments. Furthermore, we have improved our gross profit margin through cost reduction initiatives from 43.2% of net sales in fiscal 1997 to 48.2% of net sales in fiscal 2003, enhancing our cash flow generation. This improvement in operating and manufacturing efficiencies will enable us to benefit as the North American economy continues to improve. Additionally, the non-discretionary and consumable nature of many of our products provides a base of stable and recurring cash flows. Our business is well diversified and does not rely on any one customer. For the fiscal year ended September 30, 2003, our largest customer represented less than 4% of our reported sales.

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Successful history of product innovation. We have historically grown and gained market share through the introduction of new and innovative products. We have increased marketing and research and development resources dedicated to new or improved product development by 43% since 1998, allowing us to introduce significantly more new or improved products than our competitors each year. We have implemented a process in which our product managers work closely with end-users to address defined problems and create comfortable and stylish high-performance safety products. Additionally, we continuously seek ways to update existing product lines and apply existing technology to new end uses. Our continuous focus on new or improved products has enabled us to maintain our leading market shares in the segments in which we compete. For fiscal 2003, approximately $40 million of our safety products sales, or approximately 16%, were derived from new or improved products introduced from fiscal 2001 to 2003. We continue to maintain a strong new product pipeline, with more than 30 new or improved products being introduced in 2004 and development for 2005 launches well underway.

End markets diversification. We are the leading supplier of safety products in the categories in which we compete in the Consumer/DIY and Hardware channel. Our customers include national retailers such as The Home Depot, Lowe’s, Ace Hardware, True Value, Sears and Canadian Tire. The Hardware channel grew at a compound annual growth rate of approximately 8% from 1999 to 2002. For fiscal 2002 and 2003, our net sales to the Consumer channel grew 10.7% and 8.7%, respectively. Our strong presence in the Consumer channel is expected to result in revenue and profit opportunities as this market continues to grow, primarily driven by increasing safety awareness by consumers and small contractors. Our leading market positions in our Consumer and Specialty Composites business units, along with our fall protection line that is marketed through the construction channel, help diversify our overall sales.

Experienced and motivated management team. We are led by an experienced management team with a record of (i) achieving profitability growth through building global brands and improving productivity, (ii) introducing innovative products, (iii) maintaining long-term relationships with customers and suppliers, and (iv) integrating acquisitions. Michael McLain and certain other management team members joined our company in 1998 and have been instrumental in implementing operational efficiencies and continuous profitability enhancements. The management team, led by Mr. McLain, owns greater than 25% of our ultimate parent on a fully diluted basis.

Our Business Strategy

Continue to satisfy end-user needs. We have a deep commitment to understanding and meeting the needs of end-users through superior products that address end-user problems, consistent product quality and our market-leading customer-service capabilities. We have developed global processes that are focused on efficiently ensuring customer satisfaction. We benefit from our relatively large size within the fragmented PPE market and our leading share positions within our core safety categories, which provide us with scale advantages versus smaller competitors.

Grow share in core industrial end markets. We plan to continue to build our major brands, E-A-R®, AOSafety®, Peltor® and SafeWaze™, through product innovation as well as the implementation of Category Management, our proprietary management tool to help customers achieve safety supply chain efficiencies. We differentiate ourselves from our competitors by our ability to successfully identify and address end-user problems and then develop products to address these problems. Our management team is committed to investing in research and development and investing in our brands, and we have substantially increased our expenditures in these areas in recent years. Our product managers work closely with core industrial end-users as well as research and development personnel. We developed in excess of 40 new or improved products since 2001, and plan to introduce more than 30 new or improved products in 2004. Additionally, we have developed a proprietary tool called Category Management targeted at end-users. This tool helps our customers better manage their safety product purchases and achieve supply chain efficiencies through a reduction of suppliers and stock-keeping units. We are converting end-users to this system to generate incremental business as well as to strengthen our relationships with these customers. We will continue to roll out this program to key existing customers and believe it will help us to continue to grow our market shares in our core industrial end markets.

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Accelerate end-user and channel diversification. We plan to achieve incremental growth through the continued expansion of our product lines into the non-industrial end markets such as military, homeland security and construction. The newly emerging homeland security market represents a growth opportunity for our products. We have already begun developing a line of homeland security products that are being introduced in 2004. Through our acquisition of SafeWaze in March 2003, we gained a platform to enter the $294 million U.S. construction and fall protection market. We began to introduce our PPE products into the construction channel beginning in November 2003 and recently introduced a full line of AOSafety® fall protection products into the industrial channel. In our North American consumer business, we are leveraging our leadership position to launch more premium products and expand our product lines with safety cones and high-visibility highway safety vests. Furthermore, we are benefiting from the strong continued growth in this channel as safety awareness increases among consumers. Our business is further diversified through our Specialty Composites segment, which is expected to grow with the rebound in heavy-duty truck builds and increased production in the Asian electronics segment.

Continuous productivity improvement. Over the last three fiscal years, we have achieved cost savings of approximately $4 million annually and increased gross profit margin as the result of a disciplined and productivity focused management team. Our overall productivity improvements have been a result of established global process reliability, yield improvement teams, automated manufacturing processes and other ongoing continuous improvement projects. Through external benchmarking, we have identified our manufacturing core competencies and strategically outsourced other processes to lower-cost locations. We expect to achieve similar cost savings in fiscal 2004 through process automation and various other process improvement projects.

Pursue a focused acquisition strategy. The $12.7 billion global PPE market is highly fragmented, comprised of several hundred manufacturers, most of which are relatively small and independent. As end-users and distributors are reducing suppliers and acquisition opportunities continue to arise, there is an opportunity for consolidation. Since 1995, we have successfully completed 11 acquisitions to support growth and achieve greater operating efficiencies. Our acquisition strategy is to selectively pursue attractive acquisitions that enhance our existing product offering or enable us to enter new segments. We intend to continue to selectively pursue acquisitions that (i) consolidate our position in the hearing protection and safety eyewear markets, (ii) expand product lines with leading brands in profitable and higher-growth product categories, (iii) expand our business in the consumer, military/homeland security and construction markets, and (iv) support entry into developing markets, particularly China.

The Transactions

The Merger

On April 7, 2004, our parent, Aearo Corporation, consummated a transaction with AC Safety Holding Corp. and its subsidiary, AC Safety Acquisition Corp., pursuant to which AC Safety Acquisition Corp. merged with and into Aearo Corporation with Aearo Corporation being the surviving corporation. As a result of the merger, Aearo Corporation became a wholly owned subsidiary of AC Safety Holding Corp. Each of the holders of preferred stock of Aearo Corporation immediately prior to the merger received cash in return for their preferred shares. Each of the holders of the common stock of Aearo Corporation immediately prior to the merger received cash in return for their common shares and had the right to elect to receive a portion of the consideration in shares of AC Safety Holding Corp. preferred stock and common stock. The aggregate purchase price was approximately $385.0 million, excluding fees and expenses. See “The Merger.”

Related Financing Transactions

Concurrently with the closing of the merger, AC Safety Holding Corp., Aearo Corporation and Aearo Company entered into the following financing transactions, which we refer to, together with the offering of the old notes and the merger, as the Transactions:

•	the closing of our new senior secured credit facilities, consisting of a $125.0 million term loan facility and a $50.0 million revolving credit facility;

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•	the repayment of the entire outstanding amount of approximately $93.9 million under our previous senior secured credit facility and the termination of all commitments under that facility;

•	the redemption of the entire outstanding principal amount of $98.0 million of our 12.50% senior subordinated notes due 2005;

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payments to Aearo Corporation that enabled it to redeem the entire outstanding principal amount of $15.0 million of its senior subordinated notes due 2005 and pay amounts due to the pre-merger stockholders of Aearo Corporation under the terms of the merger agreement; and

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the contribution to Aearo Corporation of the net proceeds from the issuance of equity securities of AC Safety Holding Corp. to Bear Stearns Merchant Banking, management and certain pre-merger stockholders.

Our Equity Sponsor

Bear Stearns Merchant Banking, the private equity affiliate of Bear, Stearns & Co. Inc., is a leading buyout fund. Founded in 1997, with partners who have been active in the buyout business since the 1980s, Bear Stearns Merchant Banking currently is investing its $1.5 billion institutional private equity fund, Bear Stearns Merchant Banking Partners II, L.P. and affiliated entities. The first portfolio of investments by Bear Stearns Merchant Banking, which commenced in 1997, achieved industry-leading private equity returns for that time period. Recent acquisitions by Bear Stearns Merchant Banking include Vitamin Shoppe, Reddy Ice, New York & Company, CamelBak and Sutton Place Gourmet.

We are a corporation organized under the laws of the State of Delaware. We were incorporated in 1995. Our principal executive office is located at 5457 West 79th Street, Indianapolis, Indiana, 46268 and our telephone number is (317) 692-6666.

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The Exchange Offer

Background of the Old Notes
On April 7, 2004, we issued $175,000,000 aggregate principal amount of our 8¼% Senior Subordinated Notes due 2012, or the old notes, to Deutsche Bank Securities Inc. and Bear, Stearns & Co. Inc., as the initial purchasers, in a transaction exempt from the registration requirements of the Securities Act. The initial purchasers then sold the old notes to qualified institutional buyers and outside the United States in reliance on Rule 144A and Regulation S under the Securities Act. Because the old notes have been sold in reliance on exemptions from registration, the old notes are subject to transfer restrictions. In connection with the issuance of the old notes, we entered into a registration rights agreement with the initial purchasers in which we agreed to deliver to you this prospectus and to use our commercially reasonable efforts to complete the exchange offer or to file and cause to become effective a registration statement covering the resale of the old notes.

The Exchange Offer
We are offering to issue up to $175,000,000 aggregate principal amount of 8¼% Senior Subordinated Notes due 2012, or the exchange notes, in exchange for an identical aggregate principal amount of old notes. Old notes may be exchanged only in $1,000 increments. The terms of the exchange notes are identical in all material respects to the terms of the old notes, except that the exchange notes have been registered under the Securities Act and do not contain transfer restrictions, registration rights or additional interest provisions. We will issue and deliver the exchange notes as promptly as practicable after the expiration of the exchange offer.

Resale of Exchange Notes
Based on an interpretation by the Commission’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, if:

•	you, or the person or entity receiving the exchange notes, acquires the exchange notes in the ordinary course of business;

•	neither you nor any such person or entity is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;

•	neither you nor any such person or entity has an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes; and

•	neither you nor any such person or entity is an “affiliate” of Aearo Company, as that term is defined in Rule 405 under the Securities Act.

Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for old notes acquired by the broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange

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notes issued in the exchange offer. See “Plan of Distribution.” We have not submitted a no-action letter to the Commission and there can be no assurance that the Commission would make a similar determination with respect to this exchange offer. If you do not meet the conditions described above, you may incur liability under the Securities Act if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act. We do not assume or indemnify you against that liability.

Expiration Date	5:00 p.m., New York City time, on August 18, 2004, unless, in our sole discretion, we extend the exchange offer.

Withdrawal Rights	You may withdraw old notes at any time before 5:00 p.m., New York City time, on the Expiration Date. See “The Exchange Offer—Withdrawal Rights.”

Conditions to the Exchange Offer
The exchange offer is subject to certain customary conditions, including our determination that the exchange offer does not violate any law, statute, rule, regulation or interpretation by the staff of the Commission or any other government agency or court of competent jurisdiction, some of which may be waived by us. See “The Exchange Offer—Conditions to the Exchange Offer.”

Consequences of Failure to Exchange
Old notes that are not tendered, or that are tendered but not accepted, will be subject to their existing transfer restrictions. We will have no further obligation, except under limited circumstances, to provide for registration under the Securities Act of the old notes. See “The Exchange Offer—Purpose and Effect.”

Certain U.S. Federal Income Tax Consequences
The exchange of old notes for exchange notes by tendering holders should not be a taxable exchange for federal income tax purposes, and such holders should not recognize any taxable gain or loss or any interest income for federal income tax purposes as a result of such exchange. See “Certain United States Federal Income Tax Considerations.”

Exchange Agent	J.P. Morgan Trust Company is serving as exchange agent in connection with the exchange offer.

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The Exchange Notes

Issuer	Aearo Company I

Securities Offered	$175,000,000 principal amount of 8¼% senior subordinated notes due 2012.

Maturity Date	April 15, 2012.

Interest Rate	8¼% per year (calculated using a 360-day year).

Interest Payment Dates	April 15 and October 15, beginning on October 15, 2004.

Ranking
The exchange notes will be our unsecured senior subordinated obligations and will rank junior to our existing and future senior debt. The guarantees by our subsidiaries will be the unsecured senior subordinated obligations of the subsidiary guarantors and will rank junior to the existing and future senior debt of such subsidiary guarantors. As of March 31, 2004, we estimate that we and our subsidiary guarantors would have had approximately $128.4 million of senior debt to which the exchange notes and the guarantees would have been subordinated, excluding $46.6 million that we would have been able to borrow under the revolving portion of our new credit facility.

Guarantees	Our domestic subsidiaries will unconditionally guarantee the exchange notes. Our foreign subsidiaries will not guarantee the exchange notes.

If we create or acquire a new domestic subsidiary, it will guarantee the exchange notes unless (i) we designate the subsidiary as an “unrestricted subsidiary” under the indenture or (ii) the subsidiary does not have significant assets.

As of March 31, 2004, our non-guarantor subsidiaries would have had approximately $32.7 million of liabilities (including trade payables) to which the exchange notes would have been effectively subordinated.

Optional Redemption
We may redeem some or all of the exchange notes prior to April 15, 2008 at a price equal to 100% of the principal amount of the exchange notes plus a make-whole premium and accrued and unpaid interest to the redemption date. On or after April 15, 2008, we may redeem some or all of the exchange notes at the redemption prices listed in the “Description of the Exchange Notes” section under the heading “Redemption,” plus accrued and unpaid interest.

Optional Redemption After Public Equity Offerings
At any time (which may be more than once) prior to April 15, 2007, we may redeem up to 35% of the aggregate principal amount of the exchange notes issued with the net proceeds of certain equity offerings, as long as:

•	we pay 108.25% of the face amount of the exchange notes, plus accrued and unpaid interest to the redemption date;

•	we redeem the exchange notes within 90 days of completing such equity offering; and

•	at least 65% of the aggregate principal amount of exchange notes issued remains outstanding afterwards.

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Change of Control Offer	If a change in control occurs, we must give holders of the exchange notes the opportunity to sell us their exchange notes at 101% of their face amount, plus accrued and unpaid interest.

We might not be able to pay you the required price for exchange notes you present to us at the time of a change of control, because:

•	we might not have enough funds at that time; or

•	the terms of our senior debt may prevent us from paying.

Asset Sale Proceeds
If we or our subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such sales in our business within a period of time, prepay senior debt or make an offer to purchase a principal amount of the exchange notes equal to the excess net cash proceeds. The purchase price of the exchange notes will be 100% of their face amount, plus accrued and unpaid interest.

Certain Indenture Provisions	The indenture governing the notes contains covenants limiting our and our restricted subsidiaries’ ability to:

•	incur additional debt;

•	pay dividends or distributions on our capital stock or repurchase our capital stock;

•	make certain investments;

•	transfer and sell assets;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends;

•	issue preferred stock of subsidiaries;

•	create liens on our assets to secure debt;

•	merge or consolidate with another company; and

•	enter into transactions with affiliates.

These covenants will be subject to a number of important limitations and exceptions.

Use of Proceeds	We will not receive any proceeds upon the completion of the exchange offer.

Risk Factors	See “Risk Factors” for a description of certain of the risks you should consider before deciding to participate in the exchange offer.

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SUMMARY CONSOLIDATED FINANCIAL DATA

The summary historical consolidated financial data as of and for the fiscal years ended September 30, 2001, 2002, and 2003 are derived from the audited consolidated financial statements of Aearo Company and its subsidiaries. The summary historical consolidated financial data as of and for the six months ended March 31, 2003 and 2004 are derived from the unaudited consolidated financial statements of Aearo Company and its subsidiaries. The unaudited consolidated statement of operations data for the six months ended March 31, 2004 is not necessarily indicative of results that may be expected for the fiscal year ending September 30, 2004 or any other twelve month period. The data should be read in conjunction with “Selected Consolidated Historical Financial Data,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Aearo Company’s consolidated financial statements and related notes and other financial information included elsewhere in this prospectus.

	Years ended September 30,					Six months ended March 31,
	2001	2002		2003		2003	2004

	(in thousands except percentages and ratios)
Statement of Operations Data:
Net sales	$283,862	$286,867		$316,428		$145,403	$169,579
Cost of sales	155,213 (1)	150,397	(2)	164,019	(3)	75,557	89,056

Gross profit	128,649	136,470		152,409		69,846	80,523
Selling and administrative	87,286	91,903		101,257		49,188	56,835
Research and technical services	5,162	5,740		6,402		3,209	3,623
Amortization expense	6,530	6,293		267		132	242
Other charges (income), net	680	1,475		1,737		957	(506)
Restructuring charges (income)	9,077 (1)	(100	)(2)	—		—	(1,091	)(4)

Operating income	19,914	31,159		42,746		16,360	21,420
Interest expense, net	23,755	20,091		19,456		9,964	10,836
Income (loss) for before provision (benefit from) income taxes	(3,841)	11,068		23,290		6,396	10,584
Provision for (benefit from) income taxes	(1,907)	1,774		2,603		2,675	2,020

Net income (loss)	$(1,934)	$9,294		$20,687		$3,721	$8,564

Other Financial Data:
Capital expenditures	$7,799	$9,653		$10,316		$4,339	$5,006

As of March 31, 2004

Balance Sheet Data:
Cash and cash equivalents	$5,313
Working capital	42,349
Total assets	298,099
Total debt	196,463
Stockholder’s equity	43,714

(1)
On September 30, 2001, we recorded a restructuring charge of $11.4 million related to a restructuring plan announced by us to improve our competitive position and long-term profitability, of which $2.4 million was an inventory provision classified as cost of sales. The plan includes closing our Ettlingen, Germany plant, significantly reorganizing operations at our Varnamo, Sweden plant, rationalizing the manufacturing assets and product mix of our Specialty Composites segment and reducing

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our products and product lines. See note 16 to the consolidated financial statements of Aearo Company included elsewhere in this prospectus.
(2)
During fiscal 2002, we reversed $0.6 million of reserves related to the September 30, 2001 restructuring provision. The adjustment represents a change in estimate of the plan for the disposal of certain items of inventory and the closure of our Ettlingen, Germany plant. The inventory provision of $0.5 million was classified as cost of sales with the remaining $0.1 million classified as operating expenses.

(3)
During fiscal 2003, we reversed $0.3 million of reserves related to the September 30, 2001 restructuring provision. The adjustment represents a change in estimate of the plan for the disposal of certain items of inventory. The inventory provision of $0.3 million was classified as cost of sales.

(4)
During the three month period ended March 31, 2004, we reversed $1.1 million of reserves related to the September 30, 2001 restructuring provision. The adjustment represents a change in estimate relating to amounts for non-cancellable lease obligations due to the renegotiation of the subject lease that was completed during the quarter.

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RISK FACTORS

An investment in the exchange notes is subject to numerous risks, including those listed below. You should carefully consider the following risks as well as the other information contained in this prospectus before participating in the exchange offer. These risks could materially affect our ability to meet our obligations under the exchange notes. In such case, you may lose all or part of your original investment.

Risks Relating to the Notes

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the exchange notes.

We have a significant amount of indebtedness. As of March 31, 2004, our total debt, stockholder’s equity, and debt to equity ratio were as follows:

(dollars in thousands)
Total debt	$196,463
Stockholder’s equity	43,714
Debt to equity ratio	4.5x

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the exchange notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•
require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, expansion through acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability, among other things, to borrow additional funds.

Despite current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate the risks described above.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the notes do not fully prohibit us or our subsidiaries from doing so. Our revolving credit facility permits borrowings of up to $50.0 million and all of those borrowings would rank senior to the exchange notes and the subsidiary guarantees. If new debt is added to our current debt levels, the related risks that we now face could intensify.

To service our indebtedness, we will require a significant amount of cash, the availability of which depends on many factors beyond our control. Our ability to make payments on and to refinance our indebtedness, including the exchange notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to pay our indebtedness, including the exchange notes, or to fund our other liquidity needs. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional equity capital or restructure or refinance all or a portion of our debt, including the exchange notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our credit facility and the exchange notes, on satisfactory terms or at all.

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The indenture for the notes and the senior credit facilities restricts our ability and the ability of most of our subsidiaries to engage in some business and financial transactions. Compliance with these restrictions could harm our competitive position, and failure to comply with them could result in an event of default and acceleration of our other debt.

The indenture for the notes and the senior credit facilities, among other things, restricts our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional debt or issue preferred stock;

•	pay dividends and make distributions on, or redeem or repurchase, capital stock;

•	issue stock of subsidiaries;

•	make investments;

•	create liens;

•	enter into transactions with affiliates;

•	merge or consolidate; and

•	transfer and sell assets.

These restrictions could prevent us from taking actions we otherwise would want to take, which could have a material and adverse effect on our business. Moreover, failure to comply with our obligations under the senior credit facilities or the indenture may result in an event of default under the indenture. A default, if not cured or waived, may permit acceleration of our other indebtedness. We cannot be certain that we will have funds available to remedy these defaults. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

Your right to receive payments on the exchange notes will be junior to our senior indebtedness and possibly all of our future borrowings. Further, the guarantees of the exchange notes will be junior to all of our guarantors’ senior indebtedness and all their future borrowings and will be effectively subordinated to all liabilities of our non-guarantor subsidiaries.

The exchange notes and the subsidiary guarantees will rank behind all of our and our subsidiary guarantors’ senior indebtedness (other than trade payables) and all of our and their future borrowings (other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or is subordinated in right of payment to, the exchange notes and the guarantees. In addition, the exchange notes are structurally subordinated to indebtedness and other liabilities of our subsidiaries that are not guaranteeing the exchange notes. As a result, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of our senior debt and the guarantors’ senior debt will be entitled to be paid in full in cash before any payment may be made with respect to the exchange notes or the subsidiary guarantees.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the exchange notes will participate with trade creditors and all other holders of our and the guarantors’ subordinated indebtedness in the assets remaining after we and the subsidiary guarantors have paid all of our senior debt. However, because the indenture requires that amounts otherwise payable to holders of the exchange notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the exchange notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the subsidiary guarantors may not have sufficient funds to pay all of our creditors, and holders of the exchange notes may receive less, ratably, than the holders of our senior debt.

As of March 31, 2004, the exchange notes and the subsidiary guarantees were subordinated to approximately $128.4 million of senior debt, excluding $46.6 million that would have been available for

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borrowing as additional senior debt under our revolving credit facility. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indenture.

Not all of our subsidiaries will guarantee the exchange notes. Unrestricted subsidiaries and foreign subsidiaries will not be guarantors. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to us. For the six months ended March 31, 2004, our non-guarantor subsidiaries represented approximately 38.3% of our net sales. In addition, at March 31, 2004, they would have held 24.7% of our consolidated assets and had approximately $32.7 million of liabilities (including trade payables) to which the exchange notes would have been effectively subordinated.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding exchange notes at 101% of their principal amount plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make any required repurchases or that restrictions in our credit facility will not allow such repurchases. If we do not repay all borrowings under our credit facility or obtain the consent of our lenders under our credit facility to repurchase the exchange notes, we will be prohibited from purchasing the exchange notes. Our failure to purchase tendered exchange notes would constitute a default under the indenture governing the notes, which, in turn, would constitute a default under our credit facility. In addition, certain important corporate events relating to our capital structure would not constitute a “Change of Control” under the indenture.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets; or

•
the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

•	it could not pay its debts as they became due.

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If a guarantee is voided as a fraudulent conveyance or found to be unenforceable for any other reason, you will not have a claim against the obligor and will only be a creditor of us or any guarantor whose obligation was not set aside or found to be unenforceable.

An active trading market for the exchange notes may not develop, which could reduce their value.

The exchange notes are a new issue of securities for us for which there is currently no public market. We do not intend to list the exchange notes on any national securities exchange or automated quotation system. Accordingly, no market for the exchange notes may develop, and any market that develops may not last. If the exchange notes are traded, they may trade at a discount from their face value, depending on prevailing interest rates, the market for similar securities, our performance and other factors. To the extent that an active trading market does not develop, you may not be able to resell your exchange notes at their fair market value or at all.

To the extent that not all of the old notes are exchanged for exchange notes, the trading market for the old notes could be adversely affected due to the limited amount of old notes that remain outstanding following the exchange offer. Generally, when there are fewer outstanding securities of an issue, there is less demand to purchase that security, which results in a lower price for the security.

Risks Relating to our Business

A continued decline in North American and European manufacturing employment could significantly reduce the demand for our products.

We sell a significant percentage of our products to customers in the manufacturing sector in the United States, Canada and Europe. There has been a general decline in manufacturing employment in North America and Europe due to increased automation and worker productivity and due to the relatively low cost of labor in other countries. Manufacturing businesses tend to reduce their output and shed part of their workforce during economic downturns. If the manufacturing sector in the United States, Canada or Europe continues to experience a decline in manufacturing employment, a number of our customers are likely to purchase fewer of our products or default on their payment obligations to us, which could materially and adversely affect our business, results of operations and financial condition. Furthermore, to the extent manufacturing operations are transferred to countries where safety product spending per worker is significantly lower, our sales would be adversely affected.

The markets in which we compete are highly competitive. The competitive pressures we face could materially and adversely affect our business, results of operations and financial condition.

The PPE market is highly competitive, with participants ranging in size from small companies focusing on single types of safety products to large multinational corporations that manufacture and supply many types of safety products. Our main competitors vary by region and product. We believe that participants in this industry compete primarily on the basis of product characteristics (such as design, style and functional performance), product quality, service, brand-name recognition and, to a lesser extent, price. Some of our competitors have greater financial and other resources than we do and our cash flows from operations could be adversely affected by competitors’ product innovations and pricing changes made by us in response to competition from existing or new competitors. Individual competitors have advantages and strengths in different sectors of the industry, in different products and in different areas, including manufacturing and distribution systems, geographic market presence, customer service and support, breadth of product, delivery time and price. Some of our competitors also have greater access to capital and technological resources and we may not be able to compete successfully with them.

If we fail to successfully introduce new products, we may lose market position and our financial performance may be negatively impacted.

In most markets in which we compete, there are frequent introductions of new products and product line extensions. If we are unable to identify emerging consumer and technological trends, maintain and improve the competitiveness of our products and introduce these products on a global basis, we may lose market

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position, which could have a material adverse effect on our business, financial condition and results of operations. Continued product development and marketing efforts have all the risks inherent in the development of new products and line extensions, including development delays, the failure of new products and line extensions to achieve anticipated levels of market acceptance and the cost of failed product introductions.

If we are unable to retain senior executives and other qualified professionals, our growth may be hindered, which could negatively impact our results of operations and our ability to make payments on the exchange notes.

Our success depends in part on our ability to attract, hire, train and retain qualified managerial, sales and marketing personnel. Competition for these types of personnel is intense. We may be unsuccessful in attracting and retaining the personnel we require to conduct and expand our operations successfully. Our results of operations could be materially and adversely affected if we are unable to attract, hire, train and retain qualified personnel. Our success also depends to a significant extent on the continued service of our management team. The loss of any member of the management team could have a material adverse effect on our business, results of operations and financial condition.

Our continued success depends on our ability to protect our intellectual property. If we are unable to protect our intellectual property, our sales could be materially and adversely affected.

Our success depends, in part, on our ability to obtain and enforce patents, maintain trade-secret protection and operate without infringing on the proprietary rights of third parties. We face lawsuits from time to time alleging that our products infringe third-party intellectual property, and/or seeking to invalidate or limit our ability to use our intellectual property. Additionally, we may find it necessary to initiate litigation to protect our intellectual property. Litigation can be costly and time consuming. Litigation expenses, or any damage payments, loss of market share, or loss of intellectual property rights resulting from third party claims, could be significant and result in material losses to us. While we have been issued patents and have registered trademarks with respect to many of our products, our competitors could independently develop similar or superior products or technologies, duplicate any of our designs, trademarks, processes or other intellectual property or design around any processes or designs on which we have or may obtain patents or trademark protection. In addition, it is possible that third parties may have or acquire licenses for other technology or designs that we may use or desire to use, so that we may need to acquire licenses to, or to contest the validity of, such third-party patents or trademarks. Such licenses may not be made available to us on acceptable terms, if at all, and we may not prevail in contesting the validity of such third-party rights.

In addition to patent and trademark protection, we also protect trade secrets, know-how and other confidential information against unauthorized use by others or disclosure by persons who have access to them, such as our employees, through contractual arrangements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our sales could be materially adversely affected.

Product liability claims could have a material adverse effect on our operating results.

We face an inherent business risk of exposure to product liability claims arising from the alleged failure of our products to prevent the types of personal injury or death against which they are designed to protect. Although we have not experienced any material uninsured losses due to product liability claims, it is possible that we could experience material losses in the future.

In particular, we are a defendant in lawsuits by plaintiffs alleging that they suffer from respiratory medical conditions, such as asbestosis or silicosis, relating to exposure to asbestos and silica, and that such conditions result, in part, from the use of respirators that, allegedly, were negligently designed or manufactured. The defendants in these lawsuits are often numerous, and include, in addition to manufacturers and distributors of respirators, manufacturers, distributors and installers of sand (used in sand blasting),

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asbestos and asbestos-containing products. These lawsuits typically allege that these conditions resulted in part from respirators that were negligently designed or manufactured. Cabot Corporation is contractually obligated to indemnify us for any losses, including costs of defending claims resulting from respiratory products sold prior to our acquisition of the business in July 1995. Nevertheless, we could potentially be liable for these losses or claims if Cabot Corporation fails to meet its obligations to indemnify us. We could also be liable if the alleged exposure involved the use of products sold by us after our July 1995 acquisition of the business. Cabot Corporation is currently handling the defense of all the cases, and to date we have not incurred any material costs with respect to these lawsuits. Consistent with the experience of other companies involved in silica and asbestos-related litigation, there has been an increase in the number of asserted claims that could potentially involve us. We cannot determine our potential liability, if any, for such claims, in part because the defendants in these lawsuits are often numerous and the claims generally do not specify the amount of damages sought. Additionally, bankruptcy filings of companies with asbestos and silica-related litigation could increase our cost over time. If we are found liable in these cases and Cabot Corporation fails to meet its indemnification obligations to us, it would have a material adverse effect on our business.

Also, in the event any of our products proves to be defective, we could be required to recall or redesign such product. We maintain insurance against product liability claims (with the exception of asbestosis and silicosis cases, for which coverage is not commercially available), but it is possible that our insurance coverage will not continue to be available on terms acceptable to us or that such coverage will not be adequate for liabilities actually incurred. A successful claim brought against us in excess of available insurance coverage, or any claim or product recall that results in significant expense or adverse publicity against us, could have a material adverse effect on our business, operating results and financial condition.

We are subject to various environmental laws and any violation of these laws could adversely affect our results of operations.

We are subject to federal, state and local laws, regulations and ordinances relating to the protection of the environment, including those governing discharges to air and water, handling and disposal practices for solid and hazardous wastes, and the maintenance of a safe workplace. These laws impose penalties for noncompliance and liability for response costs and certain damages resulting from past and current spills, disposals or other releases of hazardous materials. We could incur substantial costs as a result of noncompliance with or liability for cleanup pursuant to these environmental laws. Environmental laws have changed rapidly in recent years, and we may be subject to more stringent environmental laws in the future. If more stringent environmental laws are enacted, these future laws could have a material adverse effect on our results of operations.

Our international operations are subject to various uncertainties, and a significant reduction in international sales of our products could have a material adverse effect on our results of operations.

Our international operations are subject to various political, economic and other uncertainties which could adversely affect our business. A significant reduction of our international business would adversely affect our revenues. We operate manufacturing distribution and sales facilities in eight foreign countries and sell our products in more than 70 countries. Approximately 41% of our fiscal 2003 net sales were made in foreign countries. These risks include:

•	unexpected changes in regulatory requirements;

•	currency exchange rate fluctuations;

•	changes in trade policy or tariff regulations;

•	customs matters;

•	longer payment cycles;

•	higher tax rates and potentially adverse tax consequences, including restrictions on repatriating earnings and the threat of “double taxation”;

•	additional tax withholding requirements;

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•	intellectual property protection difficulties;

•	difficulty in collecting accounts receivable;

•	complications in complying with a variety of foreign laws and regulations, many of which conflict with United States laws;

•	costs and difficulties in integrating, staffing and managing international operations; and

•	strains on financial and other systems to properly administer VAT and other taxes.

In addition, foreign operations involve uncertainties arising from local business practices, cultural considerations and international political and trade tensions. If we are unable to successfully manage the risks associated with expanding our global business or to adequately manage operational fluctuations internationally, it could have a material adverse effect on our business, results of operations or financial condition.

We expect that international sales will continue to represent a significant percentage of our net sales, which exposes us to currency exchange rate fluctuations. An increase in the value of the U.S. dollar or Swedish Krona could materially and adversely affect our results of operations.

Because a significant percentage of our net sales are made in foreign countries, our results of operations are subject to risks associated with fluctuations in currency exchange rates. While many of our selling and distribution costs are denominated in Canadian and European currencies, a large portion of product costs are U.S. dollar denominated. As a result, an increase in the value of the U.S. dollar relative to other currencies can have a negative impact on our profitability. Also, our Swedish operations are affected by changes in exchange rates relative to the Swedish Krona, and an increase in the value of the Krona relative to other currencies can have a negative impact on our profitability. We cannot predict whether the foreign currency exchange risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future.

We may be unable to successfully execute or effectively integrate acquisitions, which may adversely affect our results of operations.

One of our key operating strategies is to selectively pursue acquisitions. Acquisitions involve a number of risks including:

•	failure of the acquired businesses to achieve the results we expect;

•	diversion of our management’s attention from operational matters;

•	our inability to retain key personnel of the acquired businesses;

•	risks associated with unanticipated events or liabilities;

•	the potential disruption of our existing business; and

•	customer dissatisfaction or performance problems at the acquired businesses.

If we are unable to integrate or successfully manage a business that we may acquire in the future, we may not realize anticipated cost savings, improved manufacturing efficiencies and revenue growth. This may result in reduced profitability or operating losses. In addition, we expect to face competition for acquisition candidates, which may limit the number of our acquisition opportunities and may lead to higher acquisition prices. Moreover, acquisitions of businesses may require additional debt financing, resulting in additional leverage. The covenants in our senior credit facility and the indenture may further limit our ability to complete acquisitions. In addition, we may in the future pursue acquisitions of a significantly larger scale than in the past, in which case the risks described would be intensified. The realization of all or any of the risks described above could materially and adversely affect our business, results of operations and financial condition.

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We do not have long-term contracts with many of our customers.

We do not have contracts with many of our customers, and a significant portion of the customer contracts that we do have, are not long-term contracts. A significant number of our customers may terminate their relationships with us at any time, which could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations and net sales are dependent on existing regulations and standards. If these regulations or standards are changed, such results and sales could be materially and adversely affected.

Our net sales may be materially and adversely affected by changes in safety regulations and standards covering industrial workers in the United States, Canada and Europe, including those of OSHA, NIOSH and CE. Our net sales could also be adversely affected by a reduction in the level of enforcement of such regulations. Changes in regulations could reduce the demand for our products or require us to reengineer our products, thereby creating opportunities for our competitors. If demand for our products is reduced, our results of operations and net sales could be materially and adversely affected.

The interests of our controlling equity holders could conflict with those of the holders of the exchange notes.

Affiliates of Bear Stearns Merchant Banking control approximately 79.5% of our ultimate parent’s capital stock. The controlling equity holders’ interests may not in all cases be aligned with your interests as a holder of the exchange notes. For example, they may wish to pursue acquisitions, divestitures or other transactions that, in their judgment, would enhance their equity investment, even though such transactions might involve risks to holders of the notes.

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THE MERGER

The following contains a description of certain provisions of certain agreements relating to the merger. The descriptions of such agreements do not purport to be complete and are qualified in their entirety to such agreements.

The Agreement and Plan of Merger

Merger

On March 10, 2004, Aearo Corporation entered into an agreement and plan of merger with AC Safety Holding Corp. and AC Safety Acquisition Corp. pursuant to which, on April 7, 2004, AC Safety Acquisition Corp. merged with and into Aearo Corporation, with Aearo Corporation being the surviving corporation. As a result of the merger, Aearo Corporation became a wholly owned subsidiary of AC Safety Holding Corp. The purchase price in the merger was approximately $385.0 million, excluding fees and expenses. Each of the holders of preferred stock of Aearo Corporation immediately prior to the merger received cash in return for their preferred shares. Each of the holders of the common stock of Aearo Corporation immediately prior to the merger received cash in return for their common shares, or elected to receive all or a portion of the consideration in a combination of shares of AC Safety Holding Corp. preferred stock and common stock, which we refer to as a “Capital Stock Unit.”

The number of Capital Stock Units issued pursuant to the merger agreement represented approximately 10% of the outstanding common stock and preferred stock of AC Safety Holding Corp. immediately following the effective time of the merger.

The preferred stockholders of Aearo Corporation received cash in an amount equal to the liquidation preference of the preferred stock held thereby plus all accrued and unpaid dividends thereon.

Each option to acquire a share of common stock of Aearo Corporation immediately prior to the merger was converted into the right to receive an amount in cash equal to the amount between the per share common merger price and the exercise price of the option.

Covenant Regarding Employee Matters

AC Safety Holding Corp. agreed to provide all current and former employees of Aearo Corporation and each of its subsidiaries existing immediately prior to the closing date of the merger with employee benefits similar to those in place immediately prior to March 10, 2004 for two years following the closing date.

Maintenance of Cabot Agreement

Until the seventh anniversary of the merger, completed on April 7, 2004, Aearo Corporation will continue to pay the amounts necessary to maintain the respiratory liability retention arrangements pursuant to an agreement dated June 13, 1995 among Cabot Safety Corporation, Cabot Canada Ltd., Cabot Safety Limited, Cabot Corporation, Aearo Corporation and Cabot Safety Acquisition Corporation. Under the respiratory liability retention arrangement, Aearo Corporation pays $400,000 each year to Cabot Safety Corporation in exchange for indemnification from certain product liability claims associated with respiratory products sold by Aearo Corporation’s predecessors prior to July 11, 1995. After the seventh anniversary of the closing date, Aearo Corporation will have the right, but not the obligation, to continue making such payments.

Ancillary Agreements

In connection with the closing of the merger, the parties to the merger agreement entered into agreements governing certain relationships between and among the parties after the closing of the merger. These agreements include a stockholder support agreement, a professional services agreement and a co-investment agreement. For a more detailed description of these agreements, see “Certain Relationships and Related Transactions — Ancillary Agreements to the Merger Agreement.”

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USE OF PROCEEDS

The exchange offer satisfies an obligation under the registration rights agreement. We will not receive any cash proceeds from the exchange offer.

The following table illustrates the sources and uses of funds from the offering of the old notes and the Transactions:

Sources	Amount

(in millions)
Revolving credit facility (1)	$3.4
Term loan facility	125.0
Senior subordinated notes offered hereby	175.0
Assumed indebtedness (2)	3.7
Sponsor and management equity (3)	101.3

Total sources	$408.4

Uses	Amount

(in millions)
Purchase price of equity (4)	$170.5
Assumed indebtedness (2)	3.7
Repayment of existing credit facility	94.7
Redemption of existing 12.50% senior subordinated notes (5)	98.0
Dividend to parent	15.5
Payment of accrued interest (6)	2.6
Estimated transaction fees and expenses	23.4

Total uses	$408.4

(1)	We have $46.6 million of available borrowings under the revolving credit facility.
(2)	Includes mortgage notes and capitalized leases.
(3)
Reflects aggregate equity contributions to AC Safety Holding Corp. Includes management rollover equity and elections by the pre-merger stockholders of Aearo Corporation to receive common and preferred stock of AC Safety Holding Corp. pursuant to the merger agreement. See “The Merger”.

(4)	Includes payments on common stock, preferred stock, options and approximately $20 million under the management phantom equity plan terminated in connection with the Transactions.
(5)	Does not include a call premium of approximately $1.5 million or accrued and unpaid interest to the redemption date.
(6)	Includes accrued and unpaid interest at December 31, 2003 on borrowings under our prior credit facility, the 12.50% senior subordinated notes and the Aearo Corporation senior subordinated notes.

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THE EXCHANGE OFFER

Purpose and Effect

On April 7, 2004, we and the guarantors entered into a registration rights agreement with the initial purchasers of the old notes, which requires us to file a registration statement under the Securities Act with respect to the old notes and, upon the effectiveness of the registration statement, offer to the holders of the old notes the opportunity to exchange their old notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act.

The registration rights agreement further provides that we will, at our expense, for the benefit of the holders of the old notes, (i) within 120 days after the issue date, file a registration statement on an appropriate registration form with respect to a registered offer to exchange the old notes for exchange notes and (ii) use our commercially reasonable efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 180 days after the issue date of the old notes. We will keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the old notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement. As a result of the timely filing and the effectiveness of the registration statement, we will not have to pay additional interest on the old notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of old notes not tendered will not have any further registration rights other than as set forth in the following paragraph and the old notes will continue to be subject to certain restrictions on transfer. Additionally, the liquidity of the market for the old notes could be adversely affected upon consummation of the exchange offer.

After this exchange offer, we will still be required to file a shelf registration statement covering resales of the old notes if:

•	because of any change in law or currently prevailing interpretations of the staff of the Commission, we are not permitted to effect this exchange offer;

•	the exchange offer is not consummated within 210 days of the issue date of the old notes;

•	any of the initial purchasers of the old notes so requests in writing with respect to the old notes held by them following consummation of this exchange offer; or

•
in the case of any holder of old notes that participates in this exchange offer, such holder does not receive freely tradable exchange notes on the date of the exchange, and any holder of old notes so requests in writing on or prior to the 20th day after the consummation of this exchange offer.

If obligated to file the shelf registration statement, we will use our commercially reasonable efforts to file the shelf registration statement with the Commission as promptly as reasonably practicable after the filing obligation arises and cause the shelf registration statement to be declared effective by the Commission as promptly as practicable thereafter.

If we fail to meet the targets listed above, then additional interest shall become payable in respect of the old notes as follows:

(i) if notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement and such shelf registration statement is not filed on or prior to the date required by the registration rights agreement, then commencing on the day after such required filing date, additional interest shall accrue on the principal amount of the old notes at a rate of 0.25%

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per annum for the first 90 days immediately following such filing date, such additional interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90 day period; or

(ii) if notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement and such shelf registration statement is not declared effective by the Commission on or prior to the 180th day following the date such shelf registration statement was filed, then, commencing on the day after either such required effective date, additional interest shall accrue on the principal amount of the old notes at a rate of 0.25% per annum for the first 90 days immediately following such date, such additional interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90 day period; or

(iii) if (A) we have not consummated the exchange offer within 210 days from the issue date of the old notes or (B) if applicable, the shelf registration statement has been declared effective and such shelf registration statement ceases to be effective at any time prior to the second anniversary of the issue date of the old notes (other than after such time as all notes have been disposed of thereunder) and is not replaced within 60 days by an additional shelf registration statement that is filed and declared effective, then additional interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days commencing on (x) the 36th day after such effective date, in the case of (A) above, or (y) the day such shelf registration statement ceases to be effective, in the case of (B) above, such additional interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90 day period;

provided, however, that the additional interest rate on the old notes may not accrue under more than one of the foregoing clauses (i) through (iii) at any one time and at no time shall the aggregate amount of additional interest accruing exceed in the aggregate 0.75% per annum.

Transferability of the Exchange Notes

Based on an interpretation by the Commission’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, if:

•	you, or the person or entity receiving the exchange notes, acquires the exchange notes in the ordinary course of business;

•	neither you nor any such person or entity is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;

•	neither you nor any such person or entity has an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes; and

•	neither you nor any such person or entity is an “affiliate” of Aearo, as that term is defined in Rule 405 under the Securities Act.

To participate in the exchange offer, you must represent as the holder of old notes that each of these statements is true.

Any holder of outstanding notes who is our affiliate or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the interpretation of the staff of the Commission set forth in the no-action letters described above; and

•
must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the exchange notes, unless the sale or transfer is made pursuant to an exemptions from those requirements.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where those old notes were acquired by that broker-dealer as a result of market making activities or other trading

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activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.” Broker-dealers who acquired old notes directly from us and not as a result of market making activities or other trading activities may not rely on the staff’s interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell the old notes.

Following the consummation of the exchange offer, holders of the old notes who were eligible to participate in the exchange offer but who did not tender their old notes will not have any further registration rights and the old notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the outstanding notes could be adversely affected.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on August 18, 2004, or such date and time to which we extend the offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 in principal amount.

The exchange notes will evidence the same debt as the old notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the old notes.

This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered old notes when we have given oral or written notice thereof to J.P. Morgan Trust Company, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder of those old notes as promptly as practicable after the Expiration Date unless the exchange offer is extended.

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The Expiration Date shall be 5:00 p.m., New York City time, on August 18, 2004 unless we, in our sole discretion, extend the exchange offer, in which case the Expiration Date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will issue a notice of such extension by press release or other public announcement and notify the exchange agent and each registered holder of such extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. We reserve the right, in our sole discretion:

(A) to delay accepting any old notes, to extend the exchange offer or, if any of the conditions set forth under “—Conditions to Exchange Offer” have not been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent; or

(B) to amend the terms of the exchange offer in any manner.

In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

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Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Procedures for Tendering

Only a holder of old notes may tender the old notes in the exchange offer. Except as set forth under “—Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the Expiration Date. In addition:

•	certificates for the old notes must be received by the exchange agent along with the letter of transmittal prior to the Expiration Date;

•
a timely confirmation of a book-entry transfer (a “Book-Entry Confirmation”) of the old notes, if that procedure is available, into the exchange agent’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) following the procedure for book- entry transfer described below, must be received by the exchange agent prior to the Expiration Date; or

•	you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under “—Exchange Agent” prior to the Expiration Date.

Your tender, if not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the Expiration Date. No letter of transmittal or old notes should be sent to us. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner’s old notes, either make appropriate arrangements to register ownership of the old notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act unless old notes tendered pursuant thereto are tendered:

(A) by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal; or

(B) for the account of an eligible guarantor institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible guarantor institution.

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If the letter of transmittal is signed by a person other than the registered holder of any old notes listed in the letter of transmittal, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the old notes.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent, nor any other person will incur any liability for failure to give that notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the Expiration Date, unless the exchange offer is extended.

In addition, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the Expiration Date or, as set forth under “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

In all cases, issuance of exchange notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for those old notes or a timely Book-Entry Confirmation of those old notes into the exchange agent’s account at the Book-Entry Transfer Facility, a properly completed and duly executed letter of transmittal or, with respect to The Depository Trust Company and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, those unaccepted or non-exchanged old notes will be returned without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at the Book-Entry Transfer Facility according to the book-entry transfer procedures described below, those nonexchanged old notes will be credited to an account maintained with that Book-Entry Transfer Facility, in each case, as promptly as practicable after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at the Book-Entry Transfer Facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of old notes being tendered by causing the Book-Entry Transfer Facility to transfer those old notes into the exchange agent’s account at the Book-Entry Transfer Facility in accordance

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with that Book-Entry Transfer Facility’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

The Depository Trust Company’s Automated Tender Offer Program, or ATOP, is the only method of processing exchange offers through The Depository Trust Company. To accept the exchange offer through ATOP, participants in The Depository Trust Company must send electronic instructions to The Depository Trust Company through The Depository Trust Company’s communication system instead of sending a signed, hard copy letter of transmittal. The Depository Trust Company is obligated to communicate those electronic instructions to the exchange agent. To tender old notes through ATOP, the electronic instructions sent to The Depository Trust Company and transmitted by The Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If a registered holder of the old notes desires to tender old notes and the old notes are not immediately available, or time will not permit that holder’s old notes or other required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible guarantor institution;

•
prior to 5:00 p.m., New York City time, on the Expiration Date, the exchange agent receives from that eligible guarantor institution a properly completed and duly executed letter of transmittal or a facsimile of duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of old notes and the amount of the old notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc., or NYSE, trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, will be deposited by the eligible guarantor institution with the exchange agent; and

•
the certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

For a withdrawal of a tender of old notes to be effective, a written or, for The Depository Trust Company participants, electronic ATOP transmission notice of withdrawal, must be received by the exchange agent at its address set forth under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn (the “Depositor”);

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of those old notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which those old notes were tendered, including any required signature guarantees, or be accompanied

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by documents of transfer sufficient to have the trustee register the transfer of those old notes into the name of the person withdrawing the tender; and

•	specify the name in which those old notes are to be registered, if different from that of the Depositor.

All questions as to the validity, form, eligibility and time of receipt of these notices will be determined by us, which will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of those old notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following one of the procedures under “—Procedures for Tendering” at any time on or prior to the Expiration Date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of those old notes for exchange or the exchange of the exchange notes for those old notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the Commission or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any of those rights and each of those rights will be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at such time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every commercially reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Effect of Not Tendering

To the extent old notes are tendered and accepted in the exchange offer, the principal amount of old notes will be reduced by the amount so tendered and a holder’s ability to sell untendered old notes could be adversely affected. In addition, after the completion of the exchange offer, the old notes will remain subject to restrictions on transfer. Since the old notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. The holders of old notes not tendered will have no further registration rights, except for the limited registration rights described above under the heading “—Purpose and Effect.”

Accordingly, the old notes not tendered may be resold only:

•	to us or our subsidiaries;

•	pursuant to a registration statement which has been declared effective under the Securities Act;

•
for so long as the old notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a person the seller reasonably believes is a qualified institutional buyer that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the transfer is being made in reliance on Rule 144A; or

•
pursuant to any other available exemption from the registration requirements of the Securities Act (in which case we and the trustee under the indenture for the old notes will have the right to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to us and the trustee.

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Upon completion of the exchange offer, due to the restrictions on transfer of the old notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for old notes will be relatively less liquid than the market for exchange notes. Consequently, holders of old notes who do not participate in the exchange offer could experience significant diminution in the value of their old notes compared to the value of the exchange notes.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. J.P. Morgan Trust Company has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

J.P. Morgan Trust Company, National Association
Institutional Trust Services
2001 Bryan Street, 9th Floor
Dallas, Texas 75201
Attention: Frank Ivins

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees And Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those old notes.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will recognize no gain or loss for accounting purposes upon the closing of the exchange offer. We will amortize the expenses of the exchange offer over the term of the exchange notes under accounting principles generally accepted in the United States.

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CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization of us and our subsidiaries as of March 31, 2004:

•	on an actual basis; and

•	on an as adjusted basis giving effect to the Transactions.

This table should be read in conjunction with “Prospectus Summary — The Transactions,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2004
	(dollars in thousands)
	Actual	As Adjusted

Cash and cash equivalents	$5,313	$5,313

Debt:
Revolving credit facility (1)	$15,600	$3,376
Term loan facility	79,153	125,000
Other debt (2)	3,710	3,710
8¼% senior subordinated notes due 2012	—	175,000
12.50% senior subordinated notes due 2005	98,000	—

Total debt	196,463	307,086

Stockholder’s Equity:
Common Stock, par value $0.01 per share, 100 shares authorized, 100 shares issued and outstanding	—	—
Total stockholder’s equity	43,714	101,300

Total capitalization (3)	$240,177	$408,386

(1)	We currently have $46.6 million of available borrowings under this facility.
(2)	Includes mortgage notes and capitalized leases.
(3)	Total capitalization excludes $15,467 of dividend to parent.

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UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial statements have been derived by application of pro forma adjustments to the unaudited and audited historical consolidated financial statements of Aearo Company and its subsidiaries included elsewhere in this prospectus. The unaudited pro forma consolidated statement of operations for the year ended September 30, 2003 and the six months ended March 31, 2004 gives effect to the Transactions and our acquisition of SafeWaze as if they had occurred on October 1, 2002 and excludes non-recurring items directly attributable to the Transactions. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with these unaudited pro forma consolidated financial statements.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma financial information does not purport to represent what the results of operations or financial condition of Aearo Company and its subsidiaries would have been had the Transactions actually occurred on the dates indicated, nor do they purport to project the results of operations or financial condition of Aearo Company and its subsidiaries for any future period or as of any future date. The unaudited pro forma consolidated financial statements should be read in conjunction with the information contained in “Prospectus Summary — The Transactions,” “Selected Consolidated Historical Financial Data,” “The Merger,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes of Aearo Company and its subsidiaries thereto appearing elsewhere in this prospectus.

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Aearo Company I
Unaudited Pro Forma Consolidated Balance Sheet
As of March 31, 2004
(dollars in thousands)

	Historical	Transactions Pro Forma Adjustments		Pro Forma

		(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$5,313	$—		$5,313
Accounts receivable, net	51,635	—		51,635
Inventories	41,385	21,109	(a)	62,494
Deferred financing costs	3,295	(1,928)	(b)	1,367
Deferred and prepaid expenses	3,056	—		3,056

Total current assets	104,684	19,181		123,865

LONG TERM ASSETS:
Property, plant and equipment, net	47,744	—		47,744
Intercompany investments	255	—		255
Goodwill and other intangibles, net	143,153	117,796	(a)	260,949
Deferred financing costs	588	(8,453)	(c)	9,041
Other assets	1,675	2,976	(a)	4,651

Total assets	$298,099	$163,856		$446,505

CURRENT LIABILITIES:
Current portion of long-term debt	$18,498	$(17,248)	(d)	1,250
Current portion of long-term debt, other	357	—		357
Accounts payable and accrued liabilities	40,354	—		40,354
Accrued interest	2,569	2,569	(a)	—
U.S. and foreign income taxes	557	—		557

Total current liabilities	62,335	(19,817)		42,518

LONG TERM LIABILITIES:
Revolving credit facility	15,600	(12,224)	(e)(h)	3,376
Term loan	60,655	63,095	(e)(f)	123,750
12.50% senior subordinated notes due 2005	98,000	(98,000)	(e)(g)	—
8¼% senior subordinated notes due 2012	—	175,000	(e)(g)	175,000
Other debt	3,353			3,353
Deferred income tax	1,767	(1,767)	(a)	—
Other liabilities	16,028	—		16,028

Total liabilities	254,385	106,287		360,672

STOCKHOLDER’S EQUITY:
Common stock, $.01 par value—
Authorized—100 shares
Issued and outstanding—100 shares and 100 shares, respectively	—	—		—
Paid in capital	64,067	37,233	(i)	101,300
Dividend to parent		(15,467)		(15,467)
Prior equity adjustment	(31,535)	31,535	(i)	—
Retained earnings	15,858	15,858	(i)	—
Accumulated other comprehensive loss	(4,675)	(4,675	) (i)	—

Total stockholder’s equity	43,714	42,119		85,833

Total liabilities and stockholder’s equity	$298,099	$148,406		$446,505

See Notes to Unaudited Pro Forma Consolidated Balance Sheet

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Notes to Unaudited Pro Forma Consolidated Balance Sheet
(dollars in thousands)

(a)	The preliminary purchase price, book value of net assets acquired and purchase accounting adjustments are as follows:

	Preliminary purchase price:
	Purchase price before estimated fees and expenses	$385,000
	Plus: estimated fees and expenses	23,386

		$408,386
	Preliminary book value of net assets acquired:
	Less: actual net assets at March 31, 2004	43,714

	Excess of purchase cost over book value of net assets acquired	364,672

	Preliminary allocation of excess purchase price:
	Less: inventory write up to fair value	21,109
	Less: new deferred financing costs (1)	10,408
	Less: funding of deferred compensation plan	2,976
	Less: elimination of historical deferred income tax liability	1,767
	Plus: elimination of historical deferred financing costs (2)	3,883
	Less: historical accrued interest	2,569
	Less: payment to parent	15,467
	Less: elimination of historical indebtedness (3)	196,463

	Estimated goodwill and other intangibles	$117,796

We have not yet performed a valuation analysis to assist us in allocating the purchase price and, as a result, we have combined goodwill and other intangibles and have not allocated any amounts to deferred taxes. The preliminary purchase price allocation described herein is subject to change based on the results of our valuation analysis.

(b)	The adjustment to deferred financing costs, current, reflects the following:

	Elimination of historical deferred financing costs, current	$(3,295)
	Addition of new deferred financing costs, current	1,367

		$(1,928)

(c)	The adjustment to deferred financing costs, non-current reflects the following:

	Elimination of historical deferred financing costs, non-current	$(588)
	Addition of new deferred financing costs, non-current	9,041

		$8,453

(d)	The adjustment to the current portion of long-term debt reflects the following:

	Repayment of the current portion of existing long-term debt	$(18,855)
	Current portion of borrowings under senior term loan	1,607

		$(17,248)

See Notes to Unaudited Pro Forma Consolidated Balance Sheet

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(e)	Reflects the following sources and uses of funds related to the financing of Aearo Corporation and its subsidiaries:

	Total Sources
	Term loan facility (4)	$125,000
	Revolving credit facility	3,376
	Senior subordinated notes due 2012	175,000
	Assumed indebtedness (5)	3,710
	Sponsor and management equity	101,300

		$408,386

	Total Uses
	Repayment of revolver	$15,600
	Repayment of term loans (6)	79,153
	Dividend to parent	15,467
	Redemption of senior subordinated notes	98,000
	Accrued Interest	2,569
	Purchase price of equity	170,501
	Assumed indebtedness (5)	3,710
	Transaction fees and expenses	23,386

		$408,386

(f)	The adjustment to the term loans reflects the following:

	Repayment of term loans	$(60,655)
	Borrowings under term loan facility	125,000
	Reclassification of current portion of senior term loan	(1,250)

		$63,095

(g)	The adjustment to the senior subordinated debt reflects the following:

	Repayment of senior subordinated notes due 2005	$(98,000)
	Senior subordinated notes due 2012	175,000

		$77,000

(h)	The adjustment to the revolving credit facility reflects the following:

	Repayment of revolving credit facility	$(15,600)
	Borrowings under term loan facility	3,376

		$(12,224)

See Notes to Unaudited Pro Forma Consolidated Balance Sheet

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(i)	Reflects the equity contribution and elimination of historical accounts as follows:

	Sponsor and management equity contribution	$101,300
	Dividend to parent	(15,467)
	Elimination of historical retained earnings	(15,858)
	Elimination of historical accumulated other comprehensive loss	4,675
	Elimination of historical common stock and paid-in-capital	(32,531)

		$42,119

	(1) New deferred financing costs are reflected as follows:

Deferred financing costs, current	$1,367
Deferred financing costs, non-current	9,041

$10,408

(2)	Elimination of historical deferred financing costs are reflected as follows:

	Deferred financing costs, current	$(3,295)
	Deferred financing costs, non-current	(588)

		$(3,883)

(3)	Elimination of historical indebtedness is reflected as follows:

	Revolving credit facility	$15,600
	Term loans	79,153
	Senior subordinated notes due 2005	98,000
	Other long-term debt	3,710

		$196,463

(4)	Borrowings under the term loan facility are as follows:

Current portion of long-term debt	$1,250
Term loans	123,750

$125,000

(5)	Assumed indebtedness is reflected as follows:

	Current portion of long-term debt	$357
	Other long-term debt	3,353

		$3,710

(6)	Repayment of term loans are reflected as follows:

Current portion of long-term debt	$18,498
Term loans	60,655

$79,153

See Notes to Unaudited Pro Forma Consolidated Balance Sheet

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Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended September 30, 2003
(dollars in thousands)

	Historical		SafeWaze Acquisition (d)	Pro Forma Adjustments		Pro Forma (b)

Net sales	$316,428		$4,490	$—		$320,918
Cost of sales	164,019		2,665	—		166,684

Gross profit	152,409		1,825	—		154,234
Selling and administrative	101,257		1,067	—		102,324
Research and technical services	6,402		19	—		6,421
Amortization of intangibles	267		—	—		267
Other charges (income), net	1,737		—	—		1,737

Operating income	42,746		739	—		43,485
Interest expense, net	19,456		57	1,638	(a)	21,151

Income before provision for income taxes	23,290		682	(1,638)		22,334
Provision for income taxes	2,603		261	—	(e)	2,864

Net income	$20,687		$421	$(1,638)		$19,470

Ratio of earnings to fixed charges (c)	2.1	x				1.9	x

See Notes to Unaudited Pro Forma Consolidated Statement of Operations

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Unaudited Pro Forma Consolidated Statement of Operations
For the Six Months Ended March 31, 2004
(dollars in thousands)

	Historical		Pro Forma Adjustments		Pro Forma (b)

Net sales	$169,579		$—		$169,579
Cost of sales	89,056		—		89,056

Gross profit	80,523		—		80,523
Selling and administrative	56,835		—		56,835
Research and technical services	3,623		—		3,623
Amortization of intangibles	242		—		242
Other charges (income), net	(506)		—		(506)

Restructuring	(1,091)		—		(1,091)

Operating income	21,420		—		21,420
Interest expense, net	10,836		(432)	(a)	10,404

Income before provision for income taxes	10,584		432		11,016

Provision for income taxes	2,020		—	(e)	2,020

Net income	$8,564		$432		$8,996

Ratio of earnings to fixed charges (c)	1.9	x			1.9	x

See Notes to Unaudited Pro Forma Consolidated Statement of Operations

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Notes to Unaudited Pro Forma Consolidated Statement of Operations
(dollars in thousands)

(a)	Reflects the following:

	For the Year Ended September 30, 2003	For the Six Months Ended March 31, 2004

Elimination of historical net interest expense including historical amortization of debt issuance costs on retired debt	$(19,456)	$(10,836)
Interest on the Notes and on borrowings under the senior credit facility	19,607	9,661
Amortization of deferred financing costs of $10.4 million associated with the financings over the respective terms of the related indebtedness	1,487	743

	$1,638	$(432)

(b)	The unaudited pro forma consolidated statement of operations excludes the following nonrecurring items that are directly attributable to the Transactions.
(1)	$7.7 million compensation charge resulting from the cancellation of outstanding stock options in exchange for cash payments in connection with the Transactions, and related income tax benefit.
(2)
Approximately $21.1 million in increased cost of sales associated with the sale inventory written up to fair value in purchase accounting, which will be recognized in the first year subsequent to the Transactions.

(3)	The write-off of $3.9 million of deferred financing costs related to existing debt retired in connection with the Transactions, and related income tax benefit.
(4)	Approximately $18.1 million incurred under the management phantom equity plan.
(c)
Ratio of earnings to fixed charges is defined as pretax income from continuing operations plus fixed charges divided by fixed charges. Fixed charges include interest expense (including amortization of debt issuance costs and a portion of rental expense assumed to represent interest).

(d)	Reflects the historical results of VH Industries, Inc. for the period prior to its acquisition by us.
(e)	No tax provision has been reflected because the Company has established a valuation allowance for all of its US net operating loss carryforwards.

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SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

The selected consolidated historical financial data as of and for the fiscal years ended September 30, 1999, 2000, 2001, 2002, and 2003 are derived from the consolidated financial statements of Aearo Company and its subsidiaries. The selected historical financial data as of and for the six months ended March 31, 2003 and 2004 are derived from the unaudited consolidated financial statements of Aearo Company and its subsidiaries. The data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Aearo Company consolidated financial statements and related notes and other financial information included elsewhere in this prospectus.

	Years Ended September 30,									Six Months Ended March 31,
	1999		2000		2001	2002		2003		2003		2004

	(Dollars in thousands, except ratios)
Statement of Operations Data:
Net Sales —
Safety Products	$212,693		$219,685		$206,358	$208,538		$242,263		$108,684		$127,964
Safety Prescription Eyewear	35,489		39,913		39,076	40,834		40,028		20,298		20,337
Specialty Composites	42,907		45,877		38,428	37,495		34,137		16,421		21,278

Total net sales	291,089		305,475		283,862	286,867		316,428		145,403		169,579
Cost of Sales	156,735		160,759		155,213 (1)	150,397	(2)	164,019	(3)	75,557		89,056

Gross profit	134,354		144,716		128,649	136,470		152,409		69,846		80,523
Operating Expenses —
Selling and Administrative	87,543		95,560		87,286	91,903		101,257		49,188		56,835
Research and technical service	4,651		5,528		5,162	5,740		6,402		3,209		3,623
Amortization expense	6,793		6,859		6,530	6,293		267		132		242
Other charges (income), net	748		(242)		680	1,475		1,737		957		(506)
Restructuring charge	—		—		9,077 (1)	(100)	(2)	—		—		(1,091	)(5)

Operating income	34,619		37,011		19,914	31,159		42,746		16,360		21,420
Interest expense, net	24,422		24,479		23,755	20,091		19,456		9,964		10,836

Income (loss) before income taxes	10,197		12,532		(3,841)	11,068		23,290		6,396		10,584
Provision for income taxes	3,204		3,539		(1,907)	1,774		2,603		2,675		2,020

Net income (loss)	$6,993		$8,993		$(1,934)	$9,294		$20,687		$3,721		$8,564

Other Data:
Depreciation and amortization	16,192		16,915		16,653	17,251		11,369		5,495		6,173
Capital expenditures	8,355		9,552		7,799	9,653		10,316		4,339		5,006
Ratio of earnings to fixed charges (4)	1.4	x	1.5	x	—	1.5	x	2.1	x	1.6	x	1.9	x
Balance Sheet Data (at period-end):
Total assets	$282,304		$266,864		$261,302	$270,169		$293,516		$279,985		$298,099
Debt	214,809		199,819		202,229	195,562		213,553		191,699		196,463
Stockholder’s equity	16,279		15,949		9,743	21,527		33,458		20,975		43,714

(1)
On September 30, 2001, we recorded a restructuring charge of $11.4 million related to a restructuring plan announced by us to improve our competitive position and long-term profitability, of which $2.4 million was an inventory provision classified as cost of sales. The plan includes closing our Ettlingen, Germany plant, significantly reorganizing operations at our Varnamo, Sweden plant, rationalizing the manufacturing assets and product mix of our Specialty Composites segment and reducing our products and product lines. See note 16 to the consolidated financial statements of Aearo Corporation included elsewhere in this prospectus.

(2)
During fiscal 2002, we reversed $0.6 million of reserves related to the September 30, 2001 restructuring provision. The adjustment represents a change in estimate of the plan for the disposal of certain items of inventory and the closure of our Ettlingen, Germany plant. The inventory provision of $0.5 million was classified as cost of sales with the remaining $0.1 million classified as operating expenses.

(3)
During fiscal 2003, we reversed $0.3 million of reserves related to the September 30, 2001 restructuring provision. The adjustment represents a change in estimate of the plan for the disposal of certain items of inventory. The inventory provision of $0.3 million was classified as cost of sales.

(4)
Ratio of earnings to fixed charges is defined as pretax income from continuing operations plus fixed charges divided by fixed charges. Fixed charges include interest expense (including amortization of debt issuance costs and a portion of rental expense assumed to represent interest). Earnings for the period ended September 30, 2001 were inadequate to cover fixed charges by $3.8 million.

(5)
During the three month period ended March 31, 2004, we reversed $1.1 million of reserves related to the September 30, 2001 restructuring provision. The adjustment represents a change in estimate relating to amounts for non-cancellable lease obligations due to the renegotiation of the subject lease that was completed during the quarter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with “Selected Consolidated Historical Financial Data,” and the consolidated financial statements of Aearo Company and its subsidiaries, including the notes thereto, appearing elsewhere in this prospectus. References throughout this section to “we”, “us” and “our” refer to Aearo Company and its subsidiaries.

General

The following discussion provides a summary of major developments affecting us over the past few years.

We benefited from new product launches including the Lexa® product line first introduced in 1998, which continued with very positive growth during 1999. In addition, new hearing products introduced during 1999 included E-A-Rsoft™, Yellow Neons®, SuperFit®, and several new Peltor® communication products. New eyewear products introduced during 1999 included Nassau Rave® and new safety prescription eyewear frames.

During fiscal year 2000, sales increased 4.9%, despite a stronger U.S. dollar, which had the effect of depressing reported sales by approximately $6.6 million. On a currency adjusted basis, sales were 7.7% higher than the previous year. Although sales were higher in all three of our segments, the Specialty Composites trucking market began to soften during the fourth quarter. The continued productivity improvements in purchasing and manufacturing, especially in the manufacture of non-prescription eyewear product lines, drove a strong improvement in gross profit performance, resulting in a 0.8% improvement in the gross profit percentage of sales. The gross profit would have been approximately 0.6% higher had it not been for the weakness of the Euro, which depressed revenue while having a more limited impact on manufacturing costs.

During fiscal year 2001, continued softening of the Specialty Composites’ trucking market that began in the fourth quarter of the previous year was followed by overall softness in the North American economy. Order softness began with the consumer marketplace and then the industrial marketplace as consumer confidence and manufacturing employment in North America declined during the year. In addition, the U.S. dollar continued to strengthen against most global currencies, which had the effect of depressing reported sales by approximately $7.8 million. Continued productivity improvements in purchasing and manufacturing enabled us to offset much of the negative currency impact as well as the impact on manufacturing overhead absorption due to reduced volume. Selling and administrative expenses decreased $8.3 million primarily due to our proactive measures to reduce expenses in line with the slowdown in the economy. In May 2001, we completed an upgrade of our SAP management information system to version 3.1i and we intend to continue to apply information system version upgrades as we deem appropriate. On September 30, 2001 we recorded a restructuring charge of $11.4 million related to a restructuring plan announced by us to improve our competitive position and long-term profitability.

The terrorist events of September 11, 2001, coupled with the previously weak economy, made for a challenging start for fiscal year 2002. Sales for the first quarter were off 9.8% versus the prior year due to the resulting significant slowdown in the manufacturing sectors of the economy in which we market our products. The following three quarters showed relative improvements with sales down only 4.5% in the second quarter and then up 6.0% and 12.7% in quarters three and four.

Despite the difficult economy in fiscal 2002, we were able to improve performance through continued reliance on our strategy of ongoing productivity improvements, global new product development and value-creating acquisitions. Productivity improvements in purchasing and manufacturing as well as the benefits of the restructuring program implemented toward the end of fiscal 2001 allowed us to improve gross profits to 47.6% of net sales (up 230 basis points). The initiatives on global new product development resulted in our launching 36 new or improved product lines including the Quick-Latch® respiratory line, the X-Factor™ eyewear line for the Consumer channel, and PU shaped earplugs under the EARsoft® name. In addition, we also released new and improved Peltor passive muffs as well as the new and improved Comtac™ and

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PowerCom Plus™ communication muffs. In addition, the difficult economy did provide acquisition opportunities and we were able to complete four value-creating acquisitions during the fiscal year. These acquisitions are in our core product offerings and enhance our global eyewear positions. In prescription eyewear we added to SRx’s #1 global market share position under its single AOSafety® brand name, and in non-prescription eyewear we acquired an eyewear line that was restaged under the X-Series™ line, which is being expanded through the International, Consumer, European and North American channels. The overall result was that we ended our fiscal year with operating income of $31.2 million, as compared to $19.9 million in the previous fiscal year, with undrawn revolver commitments of approximately $30.0 million, an available U.K. overdraft facility of $5.0 million and cash of $14.5 million.

In fiscal 2003, we continued with the momentum gained during the previous fiscal year and increased our sales by $29.6 million, or 10.3%. The impact of a strong new product development program allowed our Safety Segment to register its fifth straight quarter of organic growth ending the year with organic growth of 5.9%. Our SRx and Specialty Composite segments were negatively impacted by the weak economy in North America resulting in organic growth of 1.7%. A weaker U.S. dollar added $13.7 million to net sales and gross profit as a percentage of net sales increased 0.6% to 48.2% primarily as a result of productivity improvements in purchasing and manufacturing. Operating income improved $11.5 million, or 36.8% to $42.7 million.

During the year we introduced new eyewear products, including Maxim™, Novu™ and Zora™. In the hearing product line, we launched EAR PushIns™ and HearPlug products. The introduction of Quick-Latch with Voice Transmission represented a major product launch in our respiratory line. Acquisitions accounted for $10.9 million of incremental sales, led by the acquisition of the SafeWaze™ branded fall protection product line. SafeWaze™ sells into the U.S. non-residential construction market and allows us access to that channel for our existing personal protection equipment. In November 2003, we introduced our acquired fall protection product line into the North American industrial market under the AOSafety® brand name leveraging our strong presence in that channel.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. GAAP requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently applied except for the change in the method of accounting for goodwill and intangibles. We revise our estimates and assumptions as new information becomes available.

We believe that of our significant accounting policies (see the notes to our financial statements included elsewhere in this prospectus) the following policies involve a higher degree of judgment and/or complexity.

Income Taxes. We account for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes”, which requires deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Recognition of a deferred tax asset is dependent on generating sufficient future taxable income in the United States prior to the expiration of the tax loss and credit carry-forwards, which expire over various periods ranging from 2010 to 2021. In our evaluation of the adequacy of the valuation allowance, we assess prudent and feasible tax planning strategies. Due to the uncertainties of realizing these tax benefits, we have recorded a full valuation allowance against these losses and credit carry forwards. The ultimate amount of deferred tax assets realized could be different from those recorded, as influenced by potential changes in enacted tax laws and the availability of future taxable income.

Product Liabilities. We have established reserves for potential product liabilities that arise out of the use of our products. A significant amount of judgment is required to quantify our ultimate exposure in these matters and the valuation of reserves is estimated based on currently available information, historical

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experience and, from time to time, we may seek the assistance of an independent consultant. While we believe that the current level of reserves is adequate, changes in the future could impact these determinations.

Restructuring. We recorded an unusual charge in fiscal 2001 based on a restructuring plan to improve our competitive position and long-term profitability. The provision recorded was based on estimates of the expected costs associated with site closures, consolidation of products and product lines, disposal of assets, contract terminations or other costs directly related to the restructuring. To the extent that actual costs may differ from amounts recorded, revisions to the estimated reserves would be required. The restructuring provision included a reduction of $0.6 million and $0.3 million in fiscal years 2002 and 2003, respectively, to account for new information made available during the year.

Pension Plan. The valuation of our pension plan requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns, projected salary increases and mortality rates. The actuarial assumptions used in our pension reporting are reviewed annually and compared with external benchmarks to assure that they accurately account for future pension obligations. Changes in assumptions and future investment returns could potentially have a material impact on our pension expense and funding requirements.

Impairment of Long-Lived Assets. We evaluate long-lived assets, including other intangibles and related goodwill, of identifiable reporting units for impairment when events or changes in circumstances indicate, in our management’s judgment, that the carrying value of such assets may not be recoverable. Cash flows used in the potential impairment evaluation are based on management’s estimates and assumptions. Changes in business conditions could potentially require future adjustments to asset valuations.

Revenue Recognition. We recognize revenue when title and risk transfer to the customer, which is generally when the product is shipped to customers (at the FOB shipping point). At the time revenue is recognized, certain provisions may also be recorded, including pricing discounts, rebates and incentives. In addition, an allowance for doubtful accounts is generally recorded based on a percentage of aged receivables. However, management judgment is involved with the final determination of the allowance based on several factors including specific analysis of a customer’s creditworthiness, historical bad debt experience, changes in payment history and general economic and market trends.

Goodwill. We adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” on October 1, 2002. This standard requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis. In testing for a potential impairment of goodwill, SFAS No. 142 requires us to individually allocate and assign the carrying value of assets and liabilities (including goodwill) to specific reporting units or business segments, estimate the fair value of the reporting units or business segments, and determine goodwill impairment by comparing the estimated fair value to the assigned carrying value. The process of evaluating the potential impairment is highly subjective and requires significant judgment at many points during the analysis.

As of January 1, 2004, we are in the process of performing our annual impairment evaluation. We may incur charges for impairment of goodwill in the future if the carrying value of assets exceeds the estimated fair value. Any future impairment charge could adversely affect our results of operation and financial position.

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Results of Operations

The following table sets forth the major components of our consolidated statements of operations expressed as a percentage of net sales.

	Years Ended September 30,			Six Months Ended March 31,
	2001	2002	2003	2003	2004

Net sales:
Safety Products	72.7%	72.7%	76.6%	74.7%	75.5%
Safety Prescription Eyewear	13.8	14.2	12.6	14.0	12.0
Specialty Composites	13.5	13.1	10.8	11.3	12.5

Total net sales	100.0	100.0	100.0	100.0	100.0
Cost of sales	54.7	52.4	51.8	53.1	52.5

Gross profit	45.3	47.6	48.2	48.0	47.5
Selling and administrative	30.8	32.0	32.0	33.8	33.5
Research and technical services	1.8	2.0	2.1	2.2	2.1
Amortization expense	2.3	2.2	0.0	0.1	0.1
Other charges (income), net	0.0	0.5	0.6	0.7	(0.3)
Restructuring charge	3.2	0.0	0.0	—	(0.6)

Operating income	7.2%	10.9%	13.5%	11.2%	12.6%

Six Months Ended March 31, 2004 Compared to Six Months Ended March 31, 2003

Net sales in the six months ended March 31, 2004 increased 16.6% to $169.6 million from $145.4 million in the six months ended March 31, 2003. The increase in net sales was primarily driven by organic growth in the Safety Products and Specialty Composites segments, the impact of the SafeWaze acquisition and foreign currency translation, partially offset by a slight decline in the Safety Prescription Eyewear segment. The weakness of the U.S. dollar and the SafeWaze acquisition favorably impacted net sales by $7.4 million and $4.6 million, respectively. The Safety Products segment net sales in the six months ended March 31, 2004 increased 17.7% to $128.0 million from $108.7 million in the six months ended March 31, 2003. The increase in net sales resulted from a 7.0% increase in organic growth, a 6.5% increase due to foreign currency translation and a 4.2% increase due to the acquisition of SafeWaze. Organic sales growth for the Safety Products segment, defined as net sales less the impact of foreign currency translation and acquisitions, has increased for seven consecutive quarters. The Company attributes this growth to its ability to successfully introduce new products into the markets it serves. The Safety Prescription Eyewear segment net sales in the six months ended March 31, 2004 increased 0.2% to $20.3 million from $20.3 million in the six months ended March 31, 2003. The increase in net sales was primarily due to a 1.7% increase due to foreign currency translation offset by a 1.5% decrease in volume. Specialty Composites’ net sales in the six months ended March 31, 2004 increased 29.6% to $21.3 million from $16.4 million in the six months ended March 31, 2003. The increase was primarily driven by volume increases in the precision electronics and truck markets. The Company tracks measures such as computer and electronic production data and truck build rates to gauge the momentum in the Specialty Composites segment which has been experiencing positive sales trends in the last three quarters.

Gross profit as a percentage of net sales declined 0.5% primarily due to unfavorable product mix that was partially offset by continued productivity improvements and the impact of foreign currency translation.

Operating expenses in the six months ended March 31, 2004 increased 10.5% to $59.1 million from $53.5 million in the six months ended March 31, 2003. The increase in operating expenses was primarily driven by an increase in selling and administrative and research and technical services expenses and amortization expense, partially offset by the restructuring provision adjustment and other charges, net. Selling and administrative expenses included approximately $1.1 million of expenses due to the acquisition of SafeWaze and $1.9 million due to foreign exchange as well as increased spending to support new product launches and build brand support. Selling and administrative expenses as a percentage of net sales decreased

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to 33.5% in the six months ended March 31, 2004 as compared to 33.8% in the six months ended March 31, 2003. The restructuring provision adjustment of $1.1 million of income was the result of a change in estimate relating to non-cancelable leases.

Interest expense, net, in the six months ended March 31, 2004 increased 8.8% to $10.8 million from $10.0 million in the six months ended March 31, 2003. The increase is attributed to higher weighted average borrowings for the six months ended March 31, 2004 as compared to the six months ended March 31, 2003.

The provision for income taxes in the six months ended March 31, 2004 was $2.0 million as compared to $2.7 million in the six months ended March 31, 2003. The effective tax rate in the six months ended March 31, 2004 and 2003 was different from the statutory rate due to the mix of income between the Company’s foreign and domestic subsidiaries. The Company’s foreign subsidiaries had taxable income in their foreign jurisdictions while the Company’s domestic subsidiaries have net operating loss carry-forwards for income tax purposes. Due to the uncertainty of realizing these tax benefits, the tax benefits generated by the net operating losses have been fully offset by a valuation allowance.

Fiscal 2003 Compared to Fiscal 2002

Net Sales. Net sales in the year ended September 30, 2003 increased 10.3% to $316.4 million from $286.9 million in the year ended September 30, 2002. The increase in sales was primarily driven by organic growth in the Safety Products segment, the impact of foreign currency translation, and acquisitions, partially offset by declines in the Safety Prescription Eyewear and Specialty Composites segments. The weakness of the U.S. dollar relative to other currencies and acquisitions favorably impacted net sales by $13.7 million and $10.9 million, respectively. The Safety Products segment net sales in the year ended September 30, 2003 increased 16.2% to $242.3 million from $208.5 million in the year ended September 30, 2002. The increase in net sales resulted from a 5.9% increase due to organic growth, a 6.5% increase due to foreign currency translation and a 3.8% increase due to acquisitions. The Safety Prescription Eye-wear segment net sales in the year ended September 30, 2003 decreased 2.0% to $40.0 million from $40.8 million in the year ended September 30, 2002. The decrease in net sales resulted from a 9.9% reduction in volume, partially offset by a 7.3% increase due to acquisitions, with the remainder due to the impact of foreign currency translation. The Specialty Composites segment net sales in the year ended September 30, 2003 decreased 9.0% to $34.1 million from $37.5 million in the year ended September 30, 2002. The decrease was primarily driven by volume declines in the automotive and truck markets.

Gross Profit. Gross profit in the year ended September 30, 2003 increased 11.7% to $152.4 million from $136.5 million in the year ended September 30, 2002. The increase in gross profit is primarily due to productivity improvements, acquisitions, volume and the impact of foreign currency translation. Gross profit as a percentage of net sales in the year ended September 30, 2003 improved by 0.6% to 48.2% as compared to 47.6% in the year ended September 30, 2002. The increase in gross margin percentage was primarily due to product mix, productivity improvements, volume and the impact of foreign currency translation.

Operating Expenses. Operating expenses in the year ended September 30, 2003 increased 4.1% to $109.7 million from $105.3 million in the year ended September 30, 2002. The increase in operating expenses was primarily driven by an increase in selling and administrative expenses and research and technical services expense, partially offset by a decrease in amortization expense. The 10.2% increase in selling and administrative expenses resulted from a 3.3% increase due to foreign currency translation, a 3.5% increase due to acquisitions, a 2.6% increase due to compensation expense, which includes the costs of increased benefits and variable incentives, and the remaining 0.6% due to product launches and marketing support. Research and technical services expense increased $0.7 million due to product development initiatives. Amortization expense decreased $6.0 million due to the adoption of SFAS No. 142 which requires us to discontinue amortizing goodwill and other intangible assets with indefinite useful lives. Amortization expense would have been reduced by approximately $6.0 million had the provisions of SFAS No. 142 been adopted in the year ended September 30, 2002. Selling and administrative expenses as a percentage of net sales were unchanged at 32.0% in the years ended September 30, 2003 and 2002, respectively.

Operating Income. Primarily as a result of the factors discussed above, operating income increased $11.6 million or 37.2% in the year ended September 30, 2003 from $31.1 million in the year ended

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September 30, 2002. Operating income as a percentage of net sales in the year ended September 30, 2003 was 13.5% as compared to 10.9% in the year ended September 30, 2002.

Interest Expense, Net. Interest expense, net in the year ended September 30, 2003 decreased 2.5% to $19.5 million from $20.1 million in the year ended September 30, 2002. The decrease is attributed to lower interest rates during the year ended September 30, 2003 as compared to the year ended September 30, 2002.

Income (Loss) Before Provision for (Benefit From) Income Taxes. Income before provision for income taxes increased $12.2 million to $23.3 million in the year ended September 30, 2003 compared to $11.1 million in the year ended September 30, 2002.

Provision for (Benefit From) Income Taxes. The provision for income taxes in the year ended September 30, 2003 was $2.6 million compared to $1.8 million in the year ended September 30, 2002. Our effective tax rate was different from the statutory rate due to the mix of income between our foreign and domestic subsidiaries. Our foreign subsidiaries had taxable income in their foreign jurisdictions while our domestic subsidiaries have net operating loss carry-forwards for income tax purposes. Due to the uncertainty of realizing these tax benefits, the tax benefits generated by the net operating loss carry-forwards have been fully offset by a valuation allowance.

Net Income. For the year ended September 30, 2003, we recorded net income of $20.7 million as compared to $9.3 million for the year ended September 30, 2002.

Fiscal 2002 Compared to Fiscal 2001

Net Sales. Net sales in the year ended September 30, 2002 increased 1.1% to $286.9 million from $283.9 million in the year ended September 30, 2001. The increase in sales was primarily driven by new product launches and acquisitions. The Safety Products segment net sales in the year ended September 30, 2002 increased 1.1% to $208.5 million from $206.3 million in the year ended September 30, 2001. The Safety Products segment included approximately $5.0 million of sales from the acquisition of Leader Industries in January 2002. The Safety Prescription Eyewear segment net sales in the year ended September 30, 2002 increased 4.3% to $40.8 million from $39.1 million in the year ended September 30, 2001. The Safety Prescription Eyewear segment included approximately $2.7 million of sales from the acquisition of Iron Age Vision in December 2001 and Chesapeake Optical in May 2002. The Specialty Composites segment net sales in the year ended September 30, 2002 decreased 2.3% to $37.6 million from $38.5 million in the year ended September 30, 2001. The decrease was primarily driven by volume declines in the industrial equipment market segment.

Gross Profit. Gross profit in the year ended September 30, 2002 increased 6.1% to $136.5 million from $128.7 million in the year ended September 30, 2001. Gross profit as a percentage of net sales in the year ended September 30, 2002 improved by 2.3% to 47.6% as compared to 45.3% in the year ended September 30, 2001. The increase in gross margin was primarily due to productivity improvements and the impact of the restructuring plan that was charged during the year ended September 30, 2001.

Selling and Administrative Expenses. Selling and administrative expenses in the year ended September 30, 2002 increased 5.3% to $91.9 million from $87.3 million in the year ended September 30, 2001. The increase was primarily due to the impact of the acquisitions in addition to increased spending in sales and marketing to support new product launches and build brand recognition. Selling and administrative expenses as a percentage of net sales in the year ended September 30, 2002 were 32.0% as compared to 30.8% in the year ended September 30, 2001.

Research and Technical Services. Research and technical services expense in the year ended September 30, 2002 increased 9.6% to $5.7 million from $5.2 million in the year ended September 30, 2001. The increase was primarily due to increased spending for new product development. Research and technical services expenses as a percentage of net sales in the year ended September 30, 2002 were 2.0% compared to 1.8% in the year ended September 30, 2001.

Other Charges (Income), Net. Other charges (income), net was expense of $1.5 million for the year ended September 30, 2002 as compared to expense of $0.7 million for the year ended September 30, 2001.

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The $1.5 million expense for the year ended September 30, 2002 was primarily attributed to foreign currency transaction and hedge losses of approximately $0.8 million and $0.5 million of asset write-offs. The $0.7 million expense for the year ended September 30, 2001 was primarily attributed to foreign currency transaction and hedge losses of approximately $0.8 million. The foreign currency transaction and hedge losses were largely due to a weakening U.S. dollar, mainly in the second half of the fiscal year, as compared to European currencies. This currency shift, although unfavorable to other charges (income), net, was favorable to overall operating income.

Restructuring Charge. On September 30, 2001 we recorded a restructuring charge of $11.4 million related to a restructuring plan we announced to improve our competitive position and long-term profitability. The plan included the closure of our Ettlingen, Germany plant, significantly reorganizing operations at our Varnamo, Sweden plant, rationalizing the manufacturing assets and product mix of our Specialty Composites business unit and a reduction of products and product lines. On September 30, 2002, we revised our estimate relating to the disposal of certain items of inventory and to the closure of our Ettlingen, Germany operation and adjusted the restructuring provision by $0.6 million, of which $0.5 million was classified as cost of sales relating to inventory. As of September 30, 2002, there was approximately $4.2 million accrued relating to the restructuring.

Operating Income. Primarily as a result of the factors discussed above, operating income increased $11.3 million or 56.8% in the year ended September 30, 2002 from $19.9 million in the year ended September 30, 2001. Operating income as a percentage of net sales in the year ended September 30, 2002 was 10.9% as compared to 7.0% in the year ended September 30, 2001.

Interest Expense, Net. Interest expense, net in the year ended September 30, 2002 decreased 15.3% to $20.1 million from $23.8 million in the year ended September 30, 2001. The decrease is attributed to lower weighted average borrowings and lower interest rates during the year ended September 30, 2002 as compared to the year ended September 30, 2001.

Income (Loss) Before Provision for (Benefit From) Income Taxes. Income before provision for income taxes increased $14.9 million to $11.1 million in the year ended September 30, 2002 compared to a loss of $3.8 million in the year ended September 2001. Income before provision for income taxes excluding restructuring charges increased $2.8 million to $10.5 million in the year ended September 30, 2002 compared to $7.6 million in the year ended September 30, 2001.

Provision for (Benefit From) Income Taxes. The provision for income taxes in the year ended September 30, 2002 was $1.8 million compared to a benefit of $1.9 million in the year ended September 30, 2001. Our effective tax rate was lower than the statutory rate due to a decrease in the valuation allowance. The valuation allowance at September 30, 2002 and 2001 relates to the uncertainty of realizing the tax benefits of reversing temporary differences and net operating loss carry forwards.

Net Income (Loss). For the year ended September 30, 2002, we recorded net income of $9.3 million as compared to a net loss of $1.9 million for the year ended September 30, 2001.

Effects of Changes in Exchange Rates

In general, our results of operations are affected by changes in exchange rates. Subject to market conditions, we price our products in Europe and Canada in local currencies. While many of our selling and distribution costs are also denominated in these currencies, a large portion of product costs is U.S. dollar denominated. As a result, a decline in the value of the U.S. dollar relative to other currencies can have a favorable impact on our profitability and an increase in the value of the U.S. dollar relative to these other currencies can have a negative effect on our profitability. Our Swedish operations are also affected by changes in exchange rates relative to the Swedish Krona. In contrast to the above, a decline in the value of the Krona relative to other currencies can have a favorable impact on our profitability and an increase in the value of the Krona relative to other currencies can have a negative impact on our profitability. We utilize forward foreign currency contracts to mitigate the effects of changes in foreign currency rates on profitability.

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Effects of Inflation

In recent years, inflation has been modest and has not had a material impact upon our revenues or results of operations.

Liquidity and Capital Resources

Our sources of funds have consisted primarily of operating cash flow and debt financing. Our uses of those funds consist principally of debt service, capital expenditures and acquisitions.

As of March 31, 2004, our debt structure included: (a) $98.0 million of 12.50% Senior Subordinated Notes due 2005 (the “12.50% Notes”) issued under an indenture dated as of July 11, 1995 (the “Notes Indenture”) and (b) up to an aggregate of $130.0 million under a credit agreement with various banks comprised of (i) a secured term loan facility consisting of loans providing for up to $100.0 million of term loans (collectively the “Term Loans”) with a portion of the Term Loans denominated in foreign currencies and (ii) the Revolving Credit Facility providing for up to $30.0 million of revolving loans for general corporate purposes (collectively the “Senior Bank Facilities”). The amounts outstanding on the Term Loans and Revolving Credit Facility at March 31, 2004, were approximately $79.3 and $15.6 million, respectively, compared to $88.3 million and $11.7 million, respectively at September 30, 2003. Under the terms of the Senior Bank Facilities and the Note Indenture, we are required to comply with certain financial covenants and restrictions. We were in compliance with all financial covenants and restrictions at March 31, 2004.

On March 10, 2004, Aearo Corporation, our parent, entered into a merger agreement with AC Safety Holding Corp. and its subsidiary, AC Safety Acquisition Corp. Pursuant to the terms of the Merger Agreement on April 7, 2004, AC Safety Acquisition Corp. merged with and into Aearo Corporation with Aearo Corporation surviving the merger as a wholly-owned subsidiary of AC Safety Holding Corp. In connection with this transaction, (i) we repaid all outstanding amounts under the Senior Bank Facilities, terminated all commitments under that facility and redeemed the 12.50% Notes and (ii) entered into a new senior credit facility, consisting of a $125.0 million term loan facility and a $50.0 million revolving credit facility (collectively the “New Credit Facility”) and issued $175.0 million aggregate principal amount of 8.25% senior subordinated notes due 2012 (the “8.25% Notes”) in a private placement pursuant to Rule 144A under the Securities Act of 1933 and Regulation S under the Securities Act.

We typically make capital expenditures related primarily to the maintenance and improvement of manufacturing facilities. Our principal source of cash to fund these capital requirements is cash from operations. We spent $5.0 million and $4.3 million, respectively for capital expenditures for the six months ended March 31, 2004 and 2003, respectively.

Our net cash provided by operating activities for the six months ended March 31, 2004 totaled $9.0 million as compared to $11.8 million for the six months ended March 31, 2003. The decrease of $2.8 million was due primarily to an $8.8 million decrease related to the net changes in assets and liabilities, partially offset by a $6.1 million improvement in net income adjusted for cash and non-cash charges (depreciation, amortization, deferred taxes and other). Our net changes in assets and liabilities was primarily driven by a decrease in cash from receivables, inventory and accounts payable and accrued liabilities and income taxes, partially offset by an increase in cash from other, net.

Net cash used by investing activities was $5.0 million for the six months ended March 31, 2004 as compared to $15.4 million for the six months ended March 31, 2003. The decrease in net cash used by investing activities is primarily attributed to the acquisition of SafeWaze made in the six months ended March 31, 2003.

Net cash used by financing activities for the six months ended March 31, 2004 was $5.2 million compared with net cash used by financing activities for the six months ended March 31, 2003 of $6.0 million. The change of $0.8 million is primarily due to the increased borrowings from the revolving credit facility partially offset by an increase in the repayment of term loans in the six months ended March 31, 2004 as compared to the six months ended March 31, 2003.

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We maintain a non-contributory defined benefit cash balance pension plan. We utilize an outside actuarial firm to estimate pension expense and funding based on various assumptions including the discount rate and the expected long-term rate of return on plan assets. In developing the expected long-term rate of return assumption, our management evaluates input from outside investment advisors and actuaries as of the measurement date. Actual asset returns for our pension plan improved in fiscal 2003 after two years of negative returns. Although recent trends have been positive, we lowered the long-term rate of return on plan assets from 8.5% to 8.0% for the year ended September 30, 2003. Our management believes that this rate is reasonable based on historical trends over a 20-30 year period. The estimated effect of a 1% change in the expected long-term rate of return on plan assets results in a $0.1 million impact on annual pension expense. The discount rate had also been lowered from 6.75% to 6.00% for the fiscal year ended September 30, 2003. We base the discount rate on the AA Corporate bond yields. The estimated impact of a 1% change in the discount rate results in a $0.2 million impact on annual pension expense.

The variability of asset returns and discount rates may have either a favorable or unfavorable impact on our pension expense and the funded status of the pension plan. Under minimum funding rules, no additional pension contributions were required to be made in fiscal 2003. However, contributions may increase in future years. Due to the uncertainty of the future returns of the equity and corporate bond markets, it is difficult to estimate the impact of pension contributions in the future.

We have a substantial amount of indebtedness. We rely on internally generated funds, and to the extent necessary, on borrowings under the Revolving Credit Facility (subject to certain customary drawing conditions) to meet our liquidity needs. We anticipate that operating cash flow will be adequate to meet our operating and capital expenditure requirements for the next several years, although there can be no assurances that existing levels of sales and normalized profitability, and therefore cash flow, will be maintained.

Contractual Obligations

We have the following minimum commitments under contractual obligations including purchase obligations, as defined by the SEC as of March 31, 2004:

	2004	2005-2006	2007-2008	2009 and after	Total

Capital lease obligations	$176	$705	$631	$103	$1,615
Operating lease obligations	2,039	6,479	5,491	5,600	19,609
Long term debt	10,636	183,843	—	—	—
Mortgage obligations	81	112	1,921	16	2,130
Purchase obligations	1,626	6,402	6,402	3,201	17,631
Total	$14,558	$197,541	$14,445	$8,920	$40,985

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements or financing arrangements involving variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks related to changes in foreign currencies, interest rates and commodity pricing. We use derivatives to mitigate the impact of changes in foreign currencies and interest rates. All derivatives are for purposes other than trading. We adopted the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” on October 1, 2000. We have formally documented our hedging relationships, including identification of hedging instruments and the hedge items, as well as its risk management objectives.

Foreign Currency Risk

Our results of operations are subject to risks associated with operating in foreign countries, including fluctuations in currency exchange rates. While many of our selling and distribution costs are denominated in Canadian and European currencies, a large portion of product costs are U.S. Dollar denominated. As a result, a decline in the value of the U.S. Dollar relative to other currencies can have a favorable impact on our

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profitability and an increase in the value of the U.S. Dollar relative to these other currencies can have a negative effect on our profitability. Our Swedish operations are also affected by changes in exchange rates relative to the Swedish Krona. A decline in the value of the Krona relative to other currencies can have a favorable impact on our profitability and an increase in the value of the Krona relative to other currencies can have a negative impact on our profitability.

To mitigate the effects of changes in foreign currency rates on profitability we execute two hedging programs, one for transaction exposures, and the other for cash flow exposures in foreign operations. We utilize forward foreign currency contracts for transaction as well as cash flow exposures. For the three and six months ended March 31, 2004 and 2003, net transaction losses were $0.2 million and $0.4 million, respectively, compared to a net gain of $0.1 million for both the three and six months ended March 31, 2003. Cash flow exposures for the three and six months ended March 31, 2004 were a loss of $0.3 million and $0.5 million, respectively, and a net loss of $0.6 million for both the three and six months ending March 31, 2003. In addition, we limit the foreign exchange impact on the balance sheet with foreign denominated debt in Great Britain Pound Sterling, Euros and Canadian dollars.

SFAS No. 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. As a result of the forward foreign currency contracts, we have recorded a derivative payable of $0.4 million at March 31, 2004 and September 30, 2003, respectively. All forward foreign currency contracts will expire over the next six months.

We also execute forward foreign currency contracts for up to 30-day terms to protect against the adverse effects that exchange rate fluctuations may have on the foreign-currency-denominated trade activities (receivables, payables and cash) of foreign subsidiaries. These contracts have not been designated as hedges under SFAS No. 133 and accordingly, the gains and losses on both the derivative and foreign-currency-denominated trade activities are recorded as transaction adjustments in current earnings. The impact on earnings was a loss of approximately $0.2 million and $0.4 million for the three and six month periods ending March 31, 2004 and compared to a net gain of $0.1 million for both the three and six month periods ending March 31, 2003.

Interest Rates

We are exposed to market risk changes in interest rates through our debt. We utilize interest rate instruments to reduce the impact of either increases or decreases in interest rates on our floating rate debt.

We have approximately $30.5 million of variable rate debt protected under an interest rate cap arrangement through December 31, 2004. The fair value of the cap at March 31, 2004 and September 30, 2003 was less than $0.1 million and $0.1 million, respectively. We have not elected to take hedge accounting treatment for the interest rate cap as defined under SFAS No, 133 and, as a result, any fair value adjustment is charge directly to other income/(expense). During the quarter ending March 31, 2004, the value of the interest rate cap agreement was reduced by $0.1 million.

We are of the opinion that we are well positioned to manage interest exposures in the short term. We continue to monitor interest rate movements and has mitigated the risks of potential interest rate fluctuations through the use of the aforementioned interest rate instruments.

Commodity Risk

We are subject to market risks with respect to industry pricing in paper and crude oil as it relates to various commodity items. We are also exposed to market risks for electricity, fuel oil and natural gas consumed in our operations. Items with potential impact are paperboard, packaging films, nylons, resins, propylene, ethylene, plasticizer and freight. We manage pricing exposures on larger volume commodities such as polycarbonate, polyols and polyvinyl chloride via price negotiations utilizing alternative supplier competitive pricing. We source some products and parts from Far East sources where resource availability, competition, and infrastructure stability has provided a favorable purchasing environment. We do not enter into derivative instruments to manage commodity risk.

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BUSINESS

We are a global leader in the hearing, eye, face, head and respiratory protection segments of the $12.7 billion global personal protection equipment, or PPE, market. We manufacture and sell hearing protection devices, communication headsets, prescription and non- prescription safety eyewear, face shields, reusable and disposable respirators, fall protection equipment, hard hats and first aid kits which are sold in more than 70 countries. Our products are manufactured and marketed under the brand names AOSafety®, E-A-R®, Peltor® and SafeWaze™, which are well known in the manufacturing industry. We also manufacture a wide array of energy-absorbing materials that are incorporated into other manufacturers’ products to control noise, vibration and shock. These products are marketed under our brand name E-A-R® Specialty Composites. We believe that the strength of our brand names, our reputation for developing and providing high-quality, innovative products, our intensive coverage of multiple distribution channels targeting a wide array of end-users, our broad product offering, and our commitment to providing a high level of customer service have enabled us to achieve leading positions in market segments in which we compete.

Segments

We operate three business segments:

•	Safety Products;

•	Safety Prescription Eyewear; and

•	Specialty Composites.

Through these three segments we sell a wide range of products to industrial distributors, as well as into the consumer, construction and military channels and directly to industrial companies. We place a strong emphasis on new product development, innovation and protection of intellectual property. We manufacture approximately 75% of the products that we sell.

The Safety Products segment manufactures hearing protection devices, communication headsets, non-prescription safety eyewear, face shields, reusable and disposable respirators, hard hats, fall protection equipment and first aid kits which are sold in more than 70 countries under its well-known brand names AOSafety®, E-A-R®, Peltor® and SafeWaze™. The Safety Products segment accounted for approximately 77% of our net sales in fiscal 2003 and approximately 73% in fiscal 2002 and fiscal 2001, respectively.

The Safety Prescription Eyewear segment manufactures and sells products under the AOSafety® brand name that are designed to protect the eyes of workers who require corrective lenses from the typical hazards encountered in the industrial work environment. We purchase component parts (lenses and the majority of our frames) from various suppliers, grind and shape the lenses to the end-user’s prescription, and then assemble the glasses using the end-user’s choice of frame. The Safety Prescription Eyewear segment accounted for approximately 13% of our net sales in fiscal 2003 and approximately 14% in fiscal 2002 and fiscal 2001, respectively.

The Specialty Composites segment manufactures a wide array of energy-absorbing materials that are incorporated into other manufacturers’ products to control noise, vibration and shock problems in other manufacturers’ products. Specific product applications for Specialty Composites’ materials, technology and engineering expertise include thermal acoustical systems in business and regional jet aircraft; protective and performance-enhancing components in precision electronic equipment; thermal acoustical treatments for heavy-duty trucks; and treatments to control noise, vibration and shock in a wide range of industrial and commercial equipment. Specialty Composites also produces specially formulated foam used in the manufacture of the Safety Products segment’s earplugs. Specialty Composites accounted for approximately 11% of our net sales in fiscal 2003 and approximately 13% in fiscal 2002 and fiscal 2001, respectively.

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Products

Safety Products Segment

Within Safety Products, we classify our products into five main categories:

•	hearing protection and communication headsets;

•	eye protection;

•	face and head protection;

•	respiratory protection; and

•	fall protection.

These products serve a variety of end-users, such as in the construction, heavy machinery, airport, forestry, textile, mining, military, motor sports, health care and two-way radio markets.

Hearing Protection and Communication Headsets.     Our hearing protection products primarily consist of disposable earplugs, reusable earplugs, earmuffs, and communication headsets. We have been a leader in hearing conservation research and development since 1972, when we first introduced the cylindrical disposable earplug. Today, this product is known as the “E-A-R® Classic®” and its yellow color is a registered trademark in the United States of America, Canada, Belgium, Netherlands and Luxembourg, and is recognized throughout the world. This product, and the recently introduced and patented SuperFit® product, is designed to be “rolled down” or compressed before being inserted into the ear, and, as a result of its unique slow recovery characteristics, the plug slowly expands (or “recovers”) to fill the ear canal and provide the desired protection. In addition, we manufacture a full line of disposable shaped earplugs, including our E-Z-Fit®, TaperFit®, and E-A-Rsoft® products. Our disposable earplugs are available corded and uncorded and in a variety of packaging options.

In the reusable earplug segment of the market, we offer our patented UltraFit® and E-A-R® Express® products. The E-A-R® Express® product features a polyurethane pod and a short plastic stem to facilitate sanitary and easy insertion of the plug into the ear. We also offer the “Flex”™ line of “semi-aural” banded products. These products feature articulating arms that allow for use in multiple positions and for easy storage around the neck. We manufacture, assemble and sell a broad line of earmuffs and communication headsets under our Peltor® brand. We are a leader in providing noise attenuating communication headsets. These products provide protection from harmful high and low frequency noise and also allow for easy communication in noisy or remote environments. We also offer auditory systems products, which are sold to audiologists and are used in the testing of hearing.

In 2003, E-A-R® Push-Ins™ were introduced, offering all the performance and convenience of a reusable earplug for the price of a disposable earplug. The product’s flexible stem allows for easy insertion and removal with no rolling down, and the patented foam tip is sized to mold comfortably to fit virtually every size of ear canal. The quick and easy fit and sure seal combine to provide high noise attenuation.

Eye Protection.     Non-prescription eye protection is used to protect workers from hazards such as dust, flying particles, metal fragments, chemicals, extreme glare and optical radiation. We offer a large number of task-specific non-prescription safety eyewear products under the AOSafety® brand. The basic categories of non-prescription eyewear protection products are non-prescription, or “plano” eyewear and goggles.

•
Plano (Non-prescription) Eyewear.     Plano eyewear accounts for the majority of our sales in this category and encompasses a full range of protective needs, including visitor spectacles, over-the-glass, single lens and dual lens products. Within these categories are a variety of styles, frame colors and lens options in addition to a number of adjustability and comfort options. Many of these AOSafety® products feature our DX® coating, combining the benefits of chemical and scratch resistance with anti-fog properties. Flywear™, Maxim™, X-Series™, Metaliks™ and X.Sport™ eyewear offer modern sport styling with numerous comfort features. Nuvo™ eyewear has the classic dual lens look reinterpreted for today’s worker. Lexa® eyewear blends a wrapping, single lens with a lightweight, frameless

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design. Virtua™ offers stylish eye-wear at an economical price. Visitor spectacles and over-the-glass products are represented by Seepro® and Tourguard® eyewear.

•
Goggles.     We manufacture and sell a broad line of goggles, which are typically required in work environments where a higher degree of impact protection is required, where increased protection against dust, mist or chemical splash is needed and/or for use in welding operations. To meet these requirements, we offer a variety of vented and non-vented goggles with varying fields of view including Dust GoggleGear™ for Lexa®, Splash GoggleGear™ for Lexa® and Centurion®, all under the AOSafety® brand.

Face and Head Protection.     Face and head protection is used in work environments where a number of hazards present a danger to the face and head, including dust, flying particles, metal fragments, chemicals, extreme glare, optical radiation and items dropped from above. The basic categories of face and head protection are face-shields and hard hats.

•
Faceshields.     Faceshields are designed to protect against heat, splash and flying particles and are worn in conjunction with other protective equipment, such as Plano eyewear and respirators. We offer a wide variety use specific faceshield windows under both AOSafety® and Peltor® brands. The patented AO TuffMaster® line of faceshields is one of the leading brands in the market.

•
Hard Hats.     We manufacture and sell a broad line of hard hats, including “bump” caps, full-brim hats and traditional hard hats, featuring four or six point suspension, ratchet adjustment, and a wide selection of colors and custom imprinting. The XLR8® line of hard hats represents the latest design and functionality under the AOSafety® brand.

Respiratory Protection.     Respiratory protection products are used to protect against the harmful effects of contamination and pollution caused by dust, gases, fumes, sprays and other contaminants. We offer a broad line of disposable dust and mist masks, cartridge- equipped quarter, half and full-face respirators, and “escape” respirators (a single-use respirator for emergencies) under the AOSafety® brand. Pleats Plus™ offers the latest design in particulate respirators. QuickLatch® half mask respirators offer an innovative, patented on- and-off latching system that can be accomplished with just one hand.

Fall Protection.     We offer a line of fall protection equipment under the SafeWaze™ brand name as a result of the acquisition of VH Industries, Inc. in March of 2003.

Other Protection Products. We also offer first aid kits predominantly through the Consumer/do-it-yourself (DIY) market. First aid kits are either for general use or for industrial or commercial uses. Additional products in this group include safety vests, flagging tape, and safety cones.

Safety Prescription Eyewear Segment

Our Safety Prescription Eyewear, or SRx, products are designed to protect the eyes from the typical hazards encountered in the industrial work environment. We purchase component parts, lenses and the majority of our frames, from various suppliers, grind and shape the lenses to the end user’s prescription, and then assemble the glasses using the end-user’s choice of frame. We view our ability to provide individual attention to each patient through Company-employed, as well as independently contracted eyecare professionals as an essential part of our SRx business. These products serve a wide variety of end user markets such as utilities, transportation, industrial manufacturing and federal, state and local governments.

Specialty Composites Segment

Our Specialty Composites segment manufactures a wide array of energy-absorbing materials that are incorporated into other manufacturers’ products to control noise, vibration and shock. Specialty Composites’ products fall into three broad categories:

•	barriers and absorbers for airborne noise control;

•	damping and isolation products for vibration and shock control; and

•	energy control products for vibration, shock control and comfort management.

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Some examples of end user applications for such materials include noise and vibration-damping materials used in under-hood and cab treatments for transportation equipment such as Class 8 heavy trucks, as well as shock protection parts for electronic devices such as computer hard disk drives, servers and highly damped proprietary materials for the interior cabins of business and regional jet aircraft. Our products include Tufcote® polyurethane foams for acoustical applications, Confor® heavily damped viscoelastic foams for ergonomic cushioning applications and shock protection and Isodamp® foams for the reduction of mechanical vibration, noise and shock. Specialty Composites also produces the specially formulated foams used in the manufacture of Safety Products’ earplugs. The principal strengths of our Specialty Composites segment are its specialized polyurethane formulations, its thin-sheet casting capability, its composite technologies and its applications and materials engineering. These strengths allow us to manufacture in a single process, high value-added composites using casting, extrusion and molding processes.

Our Industries

Personal Protection Equipment

Personal protection equipment encompasses all articles of equipment and clothing worn for the purpose of protecting against bodily injury, including safety eyewear and goggles, earmuffs and earplugs, respirators, hard hats, fall protection equipment, gloves, safety clothing and safety shoes. The size of the global PPE market is approximately $12.7 billion in annual sales, and it is expected to grow at a compound annual growth rate of 3% to 4% over the next several years. Within this global market, we primarily compete in the $3.2 billion hearing, eye, face, head and respiratory protection segments. Historically, overall demand for personal protection equipment has been relatively stable due to government and industry regulations, the diverse end-user customer base and the non-discretionary and consumable nature of the products. The primary factors driving growth of the PPE industry include (i) increased consumer awareness and demand for safety products, (ii) increased military/homeland security spending, (iii) continued regulatory enforcement and compliance, and (iv) increased adoption of product standards domestically and internationally. Within the United States and Europe, we expect regulators such as the Occupational Safety & Health Administration, or OSHA, The National Institute for Occupational Safety and Health, or NIOSH, and the European Committee for Standardization, or CE, to continue to enforce compliance, as well as introduce safety standards, resulting in an increased demand for safety products.

The PPE market is highly fragmented with a large number of relatively small, independent manufacturers with limited product lines. Participants in the industry range in size from small, single-product companies to a limited number of multinational corporations with multiple product offerings and significant resources. Competition is primarily based on product characteristics (such as design, style and functional performance), product quality, service, brand name recognition and, to a lesser extent, price.

Noise and Vibration Control

Through our Specialty Composites segment, we compete in the noise and vibration control industry, which consists of three broad categories: (i) barriers and absorbers for airborne noise control, (ii) damping and isolation products for vibration and shock control and (iii) energy control products for vibration, shock control and comfort management. We believe we hold a leading position in providing under-hood and cab noise and vibration solutions for the heavy truck market, and maintain a leading role in business aircraft and other key transportation segments.

Our Competitive Strengths

Global market leader.     We are uniquely positioned as one of the few large, global manufacturers in the highly fragmented PPE market. Within the combined $3.2 billion hearing, eye, face, head and respiratory protection segments in which we primarily compete, approximately 80% of our net safety products sales are derived from products that we estimate hold the #1 or #2 market position. We believe we are the largest manufacturer of hearing protection equipment in the world, with approximately 38% market share in passive hearing protection and an approximately 24% market share in active hearing protection in North America and Western Europe. We believe we are the #2 manufacturer of eye protection products in the world, with

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approximately 16% market share in North America and Western Europe. We believe we are the #1 producer of safety prescription eyewear in North America, with approximately 23% market share. Additionally, we maintain a 51% market share in North American safety product sales in the categories in which we compete through the Consumer/Do-It-Yourself, or DIY, and Hardware channel, which is nearly twice that of our closest competitor in that channel. We have achieved leading market positions largely due to the strength of our brand names, our reputation for developing and providing high-quality, innovative and technologically driven products, our strong global sales and distribution network and our commitment to providing a high level of customer service. Our global presence enables us to leverage our knowledge of end-users’ needs and preferences in order to develop and introduce new and improved products.

Strong, well-recognized brand names.     We market our broad range of industrial and consumer safety products primarily under four well-recognized brand names: E-A-R®, AOSafety®, Peltor® and SafeWaze™. These four brands are well known within the industry and by our customer base. Our yellow “E-A-R® Classic®” earplug color is trademarked and customers associate that color with a brand they have used and trusted since 1972. Our strong brand-name recognition stems from our significant investment in the marketing and promotion of our brands, our reputation for manufacturing high quality, innovative products and providing high levels of customer service and our understanding of the evolving needs of our customers and end-users, who rely on our products for protection of the head and body. We believe that being able to rely on well-known brand names such as ours is important in our customers’ selection process.

Strong and stable cash flow; diverse customer base.     For the six months ended March 31, 2004, we generated operating cash flow from operations of approximately $9.0 million, and made capital expenditures of approximately $5.0 million. This significant cash flow has historically given us the flexibility both to fund growth initiatives and consistently service debt. We have effectively managed our business and resulting cash flows through difficult economic environments. Furthermore, we have improved our gross profit margin through cost reduction initiatives from 43.2% of net sales in fiscal 1997 to 48.2% of net sales in fiscal 2003, enhancing our cash flow generation. This improvement in operating and manufacturing efficiencies will enable us to benefit as the North American economy continues to improve. Additionally, the non-discretionary and consumable nature of many of our products provides a base of stable and recurring cash flows. Our business is well diversified and does not rely on any one customer. For the fiscal year ended September 30, 2003, our largest customer represented less than 4% of our reported sales.

Successful history of product innovation.     We have historically grown and gained market share through the introduction of new and innovative products. We have increased marketing and research and development resources dedicated to new or improved product development by 43% since 1998, allowing us to introduce significantly more new or improved products than our competitors each year. We have implemented a process in which our product managers work closely with end-users to address defined problems and create comfortable and stylish high-performance safety products. Additionally, we continuously seek ways to update existing product lines and apply existing technology to new end uses. Our continuous focus on new or improved products has enabled us to maintain our leading market shares in the segments in which we compete. For fiscal 2003, approximately $40 million of our safety products sales, or approximately 16%, were derived from new or improved products introduced from fiscal 2001 to 2003. We continue to maintain a strong new product pipeline, with more than 30 new or improved products being introduced in 2004 and development for 2005 launches well underway.

End markets diversification.     We are the leading supplier of safety products in the categories in which we compete in the Consumer/DIY and Hardware channel. Our customers include national retailers such as The Home Depot, Lowe’s, Ace Hardware, True Value, Sears and Canadian Tire. The Hardware channel grew at a compound annual growth rate of approximately 8% from 1999 to 2002. For fiscal 2002 and 2003, our net sales to the Consumer channel grew 10.7% and 8.7%, respectively. Our strong presence in the Consumer channel is expected to result in revenue and profit opportunities as this market continues to grow, primarily driven by increasing safety awareness by consumers and small contractors. Our leading market positions in our Consumer and Specialty Composites business units, along with our fall protection line that is marketed through the construction channel, help diversify our overall sales.

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Experienced and motivated management team.     We are led by an experienced management team with a record of (i) achieving profitability growth through building global brands and improving productivity, (ii) introducing innovative products, (iii) maintaining long- term relationships with customers and suppliers, and (iv) integrating acquisitions. Michael McLain and certain other management team members joined our company in 1998 and have been instrumental in implementing operational efficiencies and continuous profitability enhancements. The management team, led by Mr. McLain, owns greater than 25% of our ultimate parent on a fully diluted basis.

Our Business Strategy

Continue to satisfy end-user needs.     We have a deep commitment to understanding and meeting the needs of end-users through superior products that address end-user problems, consistent product quality and our market-leading customer service capabilities. We have developed global processes that are focused on efficiently ensuring customer satisfaction. We benefit from our relatively large size within the fragmented PPE market and our leading share positions within our core safety categories, which provide us with scale advantages versus smaller competitors.

Grow share in core industrial end markets.     We plan to continue to build our major brands, E-A-R®, AOSafety®, Peltor® and SafeWaze™, through product innovation as well as the implementation of Category Management, our proprietary management tool to help customers achieve safety supply chain efficiencies. We differentiate ourselves from our competitors by our ability to successfully identify and address end-user problems and then develop products to address these problems. Our management team is committed to investing in research and development and investing in our brands, and we have substantially increased our expenditures in these areas in recent years. Our product managers work closely with core industrial end-users as well as research and development personnel. We developed in excess of 40 new or improved products since 2001, and plan to introduce more than 30 new or improved products in 2004. Additionally, we have developed a proprietary tool called Category Management targeted at end-users. This tool helps our customers better manage their safety product purchases and achieve supply chain efficiencies through a reduction of suppliers and stock-keeping units. We are converting end-users to this system to generate incremental business as well as to strengthen our relationships with these customers. We will continue to roll out this program to key existing customers and believe it will help us to continue to grow our market shares in our core industrial end markets.

Accelerate end-user and channel diversification.     We plan to achieve incremental growth through the continued expansion of our product lines into the non-industrial end markets such as military, homeland security and construction. The newly emerging homeland security market represents a growth opportunity for our products. We have already begun developing a line of homeland security products that are being introduced in 2004. Through our acquisition of SafeWaze in March 2003, we gained a platform to enter the $294 million U.S. construction and fall protection market. We began to introduce our PPE products into the construction channel beginning in November 2003 and recently introduced a full line of AOSafety® fall protection products into the industrial channel. In our North American consumer business, we are leveraging our leadership position to launch more premium products and expand our product lines with safety cones and high-visibility highway safety vests. Furthermore, we are benefiting from the strong continued growth in this channel as safety awareness increases among consumers. Our business is further diversified through our Specialty Composites segment, which is expected to grow with the rebound in heavy-duty truck builds and increased production in the Asian electronics segment.

Continuous productivity improvement.     Over the last three fiscal years, we have achieved cost savings of approximately $4 million annually and increased gross profit margin as the result of a disciplined and productivity focused management team. Our overall productivity improvements have been a result of established global process reliability, yield improvement teams, automated manufacturing processes and other ongoing continuous improvement projects. Through external benchmarking, we have identified our manufacturing core competencies and strategically outsourced other processes to lower-cost locations. We expect to achieve similar cost savings in fiscal 2004 through process automation and various other process improvement projects.

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Pursue a focused acquisition strategy.     The $12.7 billion global PPE market is highly fragmented, comprised of several hundred manufacturers, most of which are relatively small and independent. As end-users and distributors are reducing suppliers and acquisition opportunities continue to arise, there is an opportunity for consolidation. Since 1995, we have successfully completed 11 acquisitions to support growth and achieve greater operating efficiencies. Our acquisition strategy is to selectively pursue attractive acquisitions that enhance our existing product offering or enable us to enter new segments. We intend to continue to selectively pursue acquisitions that (i) consolidate our position in the hearing protection and safety eyewear markets, (ii) expand product lines with leading brands in profitable and higher-growth product categories, (iii) expand our business in the consumer, military/homeland security and construction markets, and (iv) support entry into developing markets, particularly China.

Sales and Marketing

We divide our sales and marketing force into our three business segments, as follows:

Safety Products Segment

Within Safety Products, sales are managed through four channels: North American Industrial Distribution; Consumer/DIY; Europe and International. Each of these channels has its own sales force and its own distinct yet synergistic sales strategies. In addition, through the acquisitions of Peltor® and Norhammer, we significantly expanded our sales coverage, including a dedicated effort to serve the specialty communications earmuff market. We also produce versions of our cylindrical earplugs for many international airlines for inclusion in their amenity kits.

North American Industrial Distribution (NAI).     This is the largest channel for Safety Products and includes approximately 1,041 North American distributors and dealers, of which approximately 213 qualify for the Dialog™ rebate program. Participation in the Dialog™ program requires minimum annual purchase levels while encouraging support across the full product line. Dialog™ distributors qualify for annual volume and growth rebates, and cooperative advertising. We also offer Dialog™ distributors financial incentives for establishing electronic order entry/invoicing interfaces with us, and for developing marketing programs that promote our products.

Consumer.     Under the AOSafety® brand name, we are North America’s leading supplier of personal safety products in the categories in which we compete. The AOSafety® brand offers a wide variety of quality products to meet existing and emerging consumer personal safety needs in many marketplaces. Within the Consumer/DIY marketplace, AOSafety® is the primary brand carried by The Home Depot, Ace Hardware, TruServ Corporation, Lowe’s Home Improvement Warehouse and other retailers. AOSafety® is also a supplier in the sporting goods safety marketplace and in the lawn and garden, paint, drug and mass merchandise channels.

Europe.     We have a significant presence in Europe with manufacturing facilities in England and Sweden, and sales offices in the U.K., Sweden, Norway, Germany, France, Italy and Spain. Our historical strength in this market has been in passive hearing protection products (E-A-R®) sold through over 1,000 industrial distributors, and Peltor Communications products sold to the military, sport shooting, and rally sports market segments. AOSafety is the #1 prescription eyewear brand in France.

International.     We export our products around the world, and this channel is managed through independent sales representatives located in Singapore, Miami (covering the Caribbean and Central America), Brazil, Australia, New Zealand and South Africa (covering the Middle East).

Safety Prescription Eyewear Segment (SRx)

Our SRx segment employs its own sales force to sell our products throughout North America. Approximately 85% of our safety prescription eyewear are sold directly to more than 10,000 end users, including a majority of the industrial companies in the Fortune 500. The remainder of our SRx products are sold through the industrial distribution channel and directly to eye-care professionals.

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Specialty Composites Segment

We utilize an inside sales and marketing team, independent manufacturers representatives and select distributors to identify global sales opportunities in target markets for Specialty Composites’ products and technologies. Once such applications have been identified, our marketing, sales and technical staffs work closely with customer product development teams to provide the customer with cost-effective, integrated solutions for noise, vibration, shock, cushioning and/or comfort management problems. Currently, Specialty Composites’ marketing efforts are aimed at four key, strategic segments worldwide: aircraft, precision electronic equipment, heavy-duty trucks and original equipment manufacturing, or OEM.

Aircraft Market.     Specialty Composites provides integrated thermal acoustic systems for aircraft manufacturers and refurbishers worldwide. Designed primarily for business and regional jets, the systems include high performance, weight-efficient, multi-function composites that we have developed specifically to meet the requirements of aircraft applications and FAA regulations.

Precision Equipment Market.     This global market has increasingly focused on compact designs and highly portable devices. Specialty Composites’ engineering expertise and advanced energy-control materials and technology are critical to customers’ product development, helping in the design of quieter, more rugged, more accurate and faster devices. Key applications in the hard disk drive industry include portable and desk top computers, hand held devices, disk drives, data servers and data storage units.

Heavy-duty Truck Market.     Focusing mainly on Class 5 through Class 8 vehicles, Specialty Composites’ strategy in the truck market has been to assist manufacturers in meeting regulatory pass-by noise standards and thermal underhood and in-cab requirements in differentiating vehicles. Incorporating acoustical foams, barriers and multi-function composite products, thermal and acoustic treatment packages are designed for maximum performance and minimum installation labor.

Industrial and OEM Market.     Specialty Composites’ energy-control technology base, broad product line and depth of engineering experience enable us to provide highly effective, targeted solutions to manufacturers in a wide range of industries, ranging from noise control treatments for pumps, generators and compressors, to vibration damping and shock isolation in garage door openers, laboratory centrifuges and high-speed printers.

Research and Development

We have a strong emphasis on new product development, innovation and protection of intellectual property in each of our three business segments.

Safety Products Segment

We believe that our research and development facilities, personnel and programs are among the best in the PPE industry. Since its inception in 1972, our ultimate predecessor, the former E-A-R® (Energy Absorbing Resins) Division of Cabot Corporation, has been a leader in the development of technology for understanding noise, measuring noise and hearing loss, and in developing products and programs to encourage hearing protection and conservation. In order to test the efficacy of our hearing protection products, we own and operate a National Voluntary Laboratory Accreditation Program laboratory in the United States. We also operate sound chambers and testing facilities in the United States and Sweden that measure the performance of our materials and designs. With these and other capabilities, we believe we are a leader in the development of both passive and active hearing protection products. Similarly, we believe that we have been a pioneer and leader in the development and testing of safety eyewear as extensive facilities are operated for the design and testing of these products. We also have facilities for the design and testing of respiratory safety equipment. Many of our Research and Development personnel are recognized experts in the safety products industry and are members of various committees of standard-setting organizations.

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Safety Prescription Eyewear Segment

This segment shares resources with the Safety Products Segment in the areas of coating technology, automation and manufacturing process improvements. This segment works extensively with outside suppliers for development of frames, lenses and coatings.

Specialty Composites Segment

Specialty Composites’ research and development efforts focus on developing proprietary materials and enhancing existing products in order to meet market and customer needs identified by our marketing, sales and technical staffs. Products such as VersaDamp™ thermoplastic elastomers and Confor® environmentally friendly, energy-absorbing foams are being introduced in a growing number of applications across all markets served by Specialty Composites.

Raw Materials and Suppliers

We buy and consume a wide variety of raw materials, component parts, office supplies, and maintenance and repair parts. Significant categories purchased include corrugated paper products, polyethylene packaging films, chemicals, eyewear frames and optical lenses. The chemical category includes plastic resins and includes polycarbonates, propionates, polyols, plasticizers, substrates, pre-polymers, isocyanates and adhesives. The eyewear frames are for both the non-prescription and SRx products.

We have a diverse base of material suppliers and are subject to market risks with respect to industry pricing in paper and crude oil as it relates to various commodity items. Items with potential risk of price volatility include paperboard, packaging films, nylons, resins, propylene, ethylene, plasticizer and freight. With reference to supplier agreements that allow for price changes based upon an index, we build anticipated commodity price movements into each year’s planning cycle. We manage pricing pressure exposure on large volume commodities such as polycarbonate, polyols and polyvinyl chloride via price negotiations utilizing alternative supplier competitive pricing. However, where appropriate, we will use a single source for supply of certain items. In addition, based on the material, availability of supply, level of quality and the technical difficulty to produce, we will use a major and minor source to insure continued best pricing and a ready back up supply. We do not enter into derivative instruments to manage commodity risk.

Our commodity pricing and negotiating strategy is to consolidate suppliers where applicable, leverage competitive pricing, identify alternate lower cost materials and work with existing suppliers to reduce costs through engineering and innovation.

Although we outsource the production of less than 25% of our assembled parts and products to various manufacturers, we have found resource availability, abundant supplier competition and infrastructure stability in the Far East to provide favorable supply opportunities.

Manufacturing and Distribution Operations

We manufacture approximately 75% of the products that we sell. Our strengths include the manufacture of foams (casting, molding and fabricating) for Specialty Composites’ products (including the foam used in the manufacture of earplugs); high-speed assembly and packaging of earplugs; plastic injection molding, coating and assembly of non-prescription eyewear; and assembly, grinding, polishing and coating of prescription eyewear. We also utilize a limited number of contract manufacturers in the United States of America, Mexico, and Europe to supplement internal operations and to assemble and/or manufacture products where we do not have world-class processing capabilities. We use selected Asian suppliers for some product lines to complement products manufactured by us and fill in product families, where it is advantageous to minimize capital expenditures and accelerate new product introductions. We will continue to use contract manufacturers where appropriate to remain competitive and maximize profit margins. Consistent across all of our manufacturing operations is an emphasis on producing high-quality products. Currently, all of our manufacturing facilities have been awarded ISO 9002 or ISO 9001 certification, indicating that we have achieved and sustained a high degree of quality and consistency with respect to our products. We have also attained QS 9000 certification for the Specialty Composites operations in Indianapolis and Newark, and our

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operations in Sweden have achieved ISO 14001 certification. We believe that ISO certification is an increasingly important selling feature both domestically and internationally, and certain customers require ISO certification from all their vendors.

Our products are generally shipped within several days from the receipt of a purchase order. As a result, backlog is not material to our business.

Safety Products Segment

We believe our Indianapolis, Indiana plant is the largest earplug manufacturing facility in the world. It fabricates, molds, assembles and packages hundreds of millions of pairs of earplugs annually, utilizing automated, high-speed assembly and packaging equipment. The economies of scale present in this operation are unique in the hearing protection products industry and we believe that they offer us a competitive advantage in lowering costs. The plant’s high-speed robotic fabrication, assembly and packaging of earplugs facilitate cost- savings, high-volume production and improved cycle times and inventory management. The Southbridge, Massachusetts facility is our largest manufacturing site and manufactures a wide variety of personal protection equipment. These manufactured safety products include respiratory, plug and muff type hearing, head and face, and a broad offering of safety eyewear protection. All of our manufacturing sites have implemented a number of initiatives including lean manufacturing concepts and an extensive Kaizen event schedule, resulting in significant improvements in the areas of safety, quality, cost, and customer service.

Our principal international manufacturing operations are located in Poynton, England and Varnamo, Sweden. The Poynton facility serves customers in Western Europe, producing and packaging earplugs and other hearing and eyewear products. The Varnamo, Sweden plant is the principal Peltor manufacturing location supplying finished goods and components to customers and other subsidiaries from this location.

We fill virtually all of our domestic and certain of our international orders through our distribution center located in Indianapolis, Indiana which has bar-code scanning capabilities to assure rapid turn-around time and service levels for customer orders. Recent freight studies, having taken into consideration Aearo Company manufacturing locations in conjunction with domestic customer locations, have shown Indianapolis to be the ideal single warehouse and distribution location for our safety business. Over-the-road carriers are readily available in Indianapolis, which contributes to competitive pricing for both our inbound and outbound business. European orders are filled from distribution facilities near Manchester, U.K. and in Varnamo, Sweden.

Safety Prescription Eyewear Segment

The SRx production operations are comprised of two facilities located in the U.S., one in Canada and one in Europe. The U.S. locations are in Indiana and Oklahoma. In Canada, the Mississauga, Ontario plant fabricates prescription eyewear and, together with a small customer service operation in Montreal, produces SRx products for the Canadian market. In Poynton, England, we have a small SRx laboratory that performs edging and assembly operations and serves primarily the U.K. and French markets. The remaining facilities possess lens surfacing, edging, grinding and coating machinery capable of handling glass, plastic and polycarbonate lenses. The lenses are then fitted into frames and the finished product is shipped to customers. These facilities currently manufacture and distribute approximately 500,000 pairs of safety prescription glasses annually. Prescription eyewear fulfillment is predominantly by U.S. Postal Service.

Specialty Composites Segment

Specialty Composites’ products are manufactured in Indianapolis, Indiana, and Newark, Delaware. The Indianapolis plant supplies specially formulated foam for our earplugs, manufactures and fabricates sheet and roll polyvinyl chloride and polyurethane materials and molds polyurethanes. This facility also houses technical support functions, including research and development, applications engineering, sales and marketing administration, quality assurance and customer service support. The Newark, Delaware, facility manufactures polyurethane foams and houses our proprietary, thin sheet foam casting line, which permits the casting of both sheet and composite materials, including facings and substrates, in a single pass through the line. Product development for this facility is onsite.

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Competition and the Personal Protection Equipment Market

The PPE market is highly fragmented, as a large number of relatively small, independent manufacturers with limited product lines serve the PPE market. We estimate that there are several hundred manufacturers of PPE (other than safety clothing, gloves and shoes) in the United States of America, Europe and Southeast Asia. Participants in the industry range in size from small, independent, single-product companies with annual sales of less than $15 million, to a small number of multinational corporations with annual sales in excess of $100 million. We believe that participants in the PPE market compete primarily on the basis of product characteristics (such as design, style and functional performance), product quality, service, brand name recognition and, to a lesser extent, price. From a positive competitive standpoint, we believe we are currently well situated, primarily because of our large size and our broad product offerings, to compete in this fragmented industry. We enjoy certain economies of scale that are not available to smaller competitors. Our advanced distribution center further facilitates timely and accurate deliveries. However, the industry has undergone some degree of consolidation that could potentially increase long-term competitive pressures on us.

Several manufacturers compete in noise and vibration control, but few if any competitors offer the complete range of technology and energy-control materials as we do. Thus we are able to differentiate ourselves by bundling our technology, engineering and wide ranges of proprietary products into energy control solutions or systems that add value to customers’ products and supply chain management. In markets where technology is of particular value, Specialty Composites is able to command better margins, but price is a significant factor in other highly competitive markets sectors in which we participate.

Employees

As of March 31, 2004, we had 1,564 employees, of whom 962 were primarily engaged in manufacturing, 303 in sales, marketing and distribution, 59 in research and development and 240 in general and administrative. We believe our employee relations are good. We have one domestic U.S. facility that employs union members. This facility, located in Plymouth, Indiana, employs 77 members of the International Union of Electronic, Electrical, Salaried, Maritime and Furniture Workers (out of a total of 80 employees), and our relations with these union members are fully satisfactory. The union contract expires on June 27, 2007.

Patents and Trademarks

We own and have obtained licenses to various domestic and foreign patents, patent applications and trademarks related to our products, processes and business. We place significant value on our trademark for the color yellow for earplugs in the United States and Canada and on our overall patent portfolio. However, no single patent or patent application is material to us. Our patents expire at various times in the future not exceeding 20 years.

Government Regulation

As a manufacturer of safety products, we are subject to regulation by numerous governmental bodies. Principal among the federal regulatory agencies in the United States of America are the following: (i) OSHA, which regulates the occupational usage of all PPE, (ii) the Environmental Protection Agency, which regulates labeling of hearing protection devices; and (iii) the Mine Safety and Health Administration and NIOSH, both of which certify respirators. These agencies generally mandate that our products meet standards established by private groups, such as ANSI. Our products are also subject to foreign laws and regulations. In particular, they must comply with the Canadian Standards Association, European Committee for Normalization and Standards Australia in order to be sold in these markets. We believe we are in compliance in all material respects with the regulations and standards of these governmental bodies.

Environmental Matters

We are subject to various evolving federal, state and local environmental laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. We believe that we are in substantial compliance

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with all such laws and regulations. We have an active program to ensure environmental compliance and achievement of environmental goals and objectives. We will continue to implement Environmental Management Systems at our manufacturing facilities. In October 2003, our Varnamo, Sweden facility achieved ISO 14001 certification.

Properties

We own and/or lease facilities in the United States, Canada, and Europe. The following table sets forth the location of each, its square footage and the principal function as of March 31, 2004.

Location	Approx. Square Ft	Function

Safety Products
Southbridge, Massachusetts	198,984	Manufacturing/Administration
Indianapolis, Indiana (1)	226,794	Distribution/Customer Service
Indianapolis, Indiana	81,540	Manufacturing/Corporate Headquarters
Poynton, England (2)	74,331	Manufacturing/Distribution/Customer Service
Varnamo, Sweden	124,130	Manufacturing/Distribution/Customer Service
Ettlingen, Germany	14,661	Customer Service
Concord, North Carolina	17,500	Manufacturing/Distribution/Customer Service
Paris, France	1,894	Sales/Customer Service
Barcelona, Spain	(*)	Sales
Milan, Italy	(*)	Sales
Barrie, Ontario, Canada	4,768	Manufacturing/Distribution/Customer Service
Oslo, Norway	6,300	Sales/Distribution/Customer Service
Joinville-le-Pont, France	10,200	Sales/Distribution/Customer Service

Safety Prescription Eyewear
Chickasha, Oklahoma	35,000	Manufacturing/Customer Service
Plymouth, Indiana	9,500	Manufacturing/Customer Service
Mississauga, Ontario, Canada	12,300	Manufacturing/Customer Service
Montreal, Quebec, Canada	1,800	Customer Service
Brooklyn Park, Maryland	1,200	Customer Service
Dundalk, Maryland	1,050	Customer Service
Newport News, Virginia	1,400	Customer Service
Richmond, Virginia	1,800	Customer Service

Specialty Composites
Indianapolis, Indiana	155,800	Manufacturing/Distribution/Customer Service
Newark, Delaware	79,650	Manufacturing/Distribution
Newark, Delaware	61,642	Warehouse/Distribution

(1)	This facility also serves as an international distribution center.
(2)	This facility’s primary function is manufacturing safety products.
(*)	Less than 1,000 square feet.

We believe that our facilities are suitable for our operations and provide sufficient capacity to meet our requirements for the foreseeable future. All of our facilities are leased except for the following facilities owned by us: (i) the Safety Products manufacturing facility in Indianapolis, (ii) the Specialty Composites manufacturing/distribution facility in Indianapolis, (iii) the Specialty Composites manufacturing facility in Newark and (iv) the Peltor manufacturing/distribution facility in Varnamo, Sweden. We believe that we will be able to renew each of our leases upon their respective expiration dates on commercially reasonable terms. In addition, we believe that we would be able to lease suitable additional or replacement space on commercially reasonable terms.

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Legal Proceedings

Various lawsuits and claims arise against us in the ordinary course of our business. Most of these lawsuits and claims are products liability matters that arise out of the use of safety eyewear and respiratory product lines we manufacture as well as products purchased for resale.

In addition, we and our subsidiaries are defendants in lawsuits by plaintiffs alleging that they suffer from respiratory medical conditions, such as asbestosis or silicosis, relating to exposure to asbestos and silica, and that such conditions result, in part, from the use of respirators that, allegedly, were negligently designed or manufactured. The defendants in these lawsuits are often numerous, and include, in addition to manufacturers and distributors of respirators, manufacturers, distributors and installers of sand (used in sand blasting), asbestos and asbestos-containing products. Most of these claims are covered by the Asset Transfer Agreement entered into on June 13, 1995 by us and Aearo Corporation, on the one hand, and Cabot and certain of its subsidiaries, or the Sellers, on the other hand, which we refer to as the “1995 Asset Transfer Agreement.” In the 1995 Asset Transfer Agreement, so long as we make an annual payment of $400,000 to Cabot, the Sellers agreed to retain, and Cabot and the Sellers agreed to defend and indemnify us and our subsidiaries against, any liability or obligation relating to or otherwise arising under any proceeding or other claim against Aearo Corporation and its subsidiaries or Cabot or their respective affiliates or other parties with whom any Seller directly or indirectly has a contractual liability sharing arrangement which arises from product liability or related causes of action arising out of actual or alleged respiratory medical conditions caused or allegedly caused by the use of respirators or similar devices sold by Sellers or their predecessors (including American Optical Corporation and its predecessors) prior to July 11, 1995. To date, we have elected to pay the annual fee and intend to continue to do so. We and our subsidiaries could potentially be liable for claims currently retained by the Sellers if we elect to cease paying the annual fee or if Cabot and the Sellers no longer are able to perform their obligations under the 1995 Asset Transfer Agreement. Cabot acknowledged in the Stock Purchase Agreement that it and Aearo Corporation entered into on June 27, 2003 (providing for the sale by Cabot to us of all of our common and preferred stock owned by Cabot) that the foregoing provisions of the 1995 Asset Transfer Agreement remain in effect. The 1995 Asset Transfer Agreement does not apply to claims relating to the business of Eastern Safety Equipment, the stock of which we acquired in 1996.

At March 31, 2004, we had recorded liabilities of approximately $4.7 million, which represents reasonable estimates of the probable liabilities of us and our subsidiaries for product liabilities substantially related to asbestos and silica-related claims as determined by us and our subsidiaries in consultation with an independent consultant. This reserve is re-evaluated periodically and additional charges or credits to operations may result as additional information becomes available. Consistent with the current environment being experienced by companies involved in asbestos and silica- related litigation, there has been an increase in the number of asserted claims that could potentially involve us and our subsidiaries. Various factors increase the difficulty in determining our potential liability, if any, in such claims, and the adequacy of our reserves, including the fact that the defendants in these lawsuits are often numerous and the claims generally do not specify the amount of damages sought. Additionally, the bankruptcy filings of other companies with asbestos and silica-related litigation could increase our cost over time. In light of these and other uncertainties inherent in making long-term projections, we have determined that the five-year period through fiscal 2008 is the most reasonable time period for projecting asbestos and silica-related claims and defense costs. It is possible that we may incur liabilities in an amount in excess of amounts currently reserved. However, taking into account currently available information, historical experience, and the 1995 Asset Transfer Agreement, but recognizing the inherent uncertainties in the projection of any future events, it is our opinion that these suits or claims should not result in final judgments or settlements in excess of our reserve that, in the aggregate, would have a material effect on our financial condition, liquidity or results of operations.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers.

Name	Age	Position

Michael A. McLain	53	Chief Executive Officer, President, and Chairman of the Board of Directors
Jeffrey S. Kulka	46	Senior Vice President, Chief Financial Officer, Treasurer and Secretary
James H. Bernhardt	59	Senior Vice President and Chief Marketing Officer
James H. Floyd	48	President, Aearo Europe and International
Joseph C. Marlette	60	Senior Vice President, Operations and Research and Development
M. Rand Mallitz	61	Senior Vice President, Specialty Composites
D. Garrad (Gary) Warren, III	51	President, North American Safety Products Group
James M. Phillips	51	Senior Vice President, Human Resources
Rahul Kapur	52	Senior Vice President, Corporate Development and Chief Strategy Officer
John D. Howard	51	Director
Douglas R. Korn	41	Director

Michael A. McLain has been President, Chief Executive Officer and Director of Aearo since February 1998. Effective May 30, 2001, he was named Chairman of the Board of Directors. Prior to joining us, he was President and Chief Executive Officer of DowBrands, Inc., a large manufacturer of household consumer products. Mr. McLain is a Director of Cluett American Corporation and Little Rapids Corporation.

Jeffrey S. Kulka, Senior Vice President, Chief Financial Officer, Treasurer and Secretary joined Aearo in March 1997 as Corporate Controller. Prior to joining us, he spent ten years with Augat Inc. in a variety of assignments including Divisional Controllerships and Business Development in domestic and international settings.

James H. Bernhardt, Senior Vice President and Chief Marketing Officer, joined Aearo in February 2001. He was Senior Vice President/General Manager of the Miracle-Gro Division of the Scotts Company from 1998. Altogether, he has 30 years of experience in packaged goods marketing.

James H. Floyd, President, Aearo Europe and International, joined us in April 1998. Prior to 1998, he was responsible for global logistics and packaging functions at DowBrands. He began his career at Procter and Gamble where he worked for seven years.

Joseph C. Marlette, Senior Vice President, Operations and Research and Development, joined Aearo in April 1998. Prior to joining us, he spent 33 years in various manufacturing positions with the Dow Chemical Company.

M. Rand Mallitz, Senior Vice President and General Manager, E-A-R® Specialty Composites, joined Aearo in January 1992 as Vice President, General Manager. In December 1999, he was promoted to Vice President Aearo, Senior Vice President Specialty Composites. Prior to joining us, Mr. Mallitz was CEO/President of Roth Office Products until 1992.

D. Garrad (Gary) Warren, III joined Aearo in November 1999 and currently serves as President — North American Safety Products Group. Prior to that, Mr. Warren was Senior Vice President, Sales and Customer Development for International Home Foods in Parsippany, New Jersey.

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James M. Phillips, Senior Vice President, Human Resources joined Aearo in May 1998. He worked for Dow Chemical Company for more than 20 years and has worked in recruiting, training and compensation for many diverse divisions of Dow.

Rahul Kapur joined Aearo in April 1998 as Vice President of Corporate Development. He currently is Senior Vice President of Corporate Development and chief Strategy Officer. Mr. Kapur joined DowBrands in 1985 in New Product Development and held various positions in Marketing and Strategic Development, including Director of Marketing for Europe. He began his career with Richardson Vicks and Unilever.

John D. Howard is a Senior Managing Director of Bear, Stearns & Co. Inc. and group head of Bear Stearns Merchant Banking. Prior to joining Bear Stearns, Mr. Howard was co-Chief Executive Officer of Vestar Capital Partners Inc., a private investment firm specializing in management buyouts. Mr. Howard is currently a Director of Aeropostale, Inc., Integrated Circuit Systems, Inc., New York & Company, Sutton Place Gourmet and Vitamin Shoppe Holdings.

Douglas R. Korn is a Senior Managing Director of Bear, Stearns & Co. Inc. and an Executive Vice President of Bear Stearns Merchant Banking. Prior to joining Bear Stearns, Mr. Korn was a Managing Director of Eos Partners, L.P., an investment partnership. Mr. Korn is currently a Director of Bally International AG, Fitz and Floyd, Inc., Reddy Ice Group, Inc. and Vitamin Shoppe Holdings.

Our Audit Committee recommends the firm to be appointed as independent accountants to audit financial statements and to perform services related to the audit, reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of the internal accounting procedures, considers the effect of such procedures on the accountants’ independence and establishes policies for business values, ethics and employee relations. The composition of the Audit Committee will be determined once we identify the independent directors to serve on the board.

We have adopted a code of ethics that applies to, among others, our Chief Executive Officer, Chief Financial Officer, and Controller. The Code of Ethics is available upon request by contacting the Corporate Counsel at (508) 764-5500. If we make substantive amendments to the Code of Ethics or grant any waiver, including any implicit waiver, from a provision of the Code applicable to our Chief Executive Officer, Chief Financial Officer or Controller, we will make a public disclosure of the nature of such amendment or waiver.

Our officers and directors and the officers and directors of Aearo Company are not subject to Section 16 of the Exchange Act.

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Executive Compensation

The compensation of our executive officers is determined by the board of directors. The following table sets forth certain information concerning compensation received by the Chief Executive Officer and the other four most highly-compensated executive officers of the Company serving at the end of fiscal 2003 (the “Named Executive Officers”) for services rendered to the Company in all capacities (including service as an officer or director) in fiscal 2003.

Summary Compensation Table Annual Compensation

	Fiscal Year	Salary	Bonus	All Other Annual Compensation

Michael A. McLain
Chief Executive Officer,	2003	$515,007	$398,125	$81,855	(1)
President, and Chairman	2002	$500,004	$225,069	$86,797
of the Board of Directors	2001	$496,667	$56,250	$84,977

D. Garrad Warren, III	2003	$250,281	$155,284	$44,496	(2)
President, North American	2002	$243,000	$87,507	$64,250
Safety Products Group	2001	$240,833	$21,870	$43,316

James H. Floyd	2003	$216,300	$133,988	$34,934	(3)
President, Aearo Europe,	2002	$207,934	$75,623	$52,721
Managing Director, International	2001	$195,066	$17,784	$42,122

M. Rand Mallitz	2003	$212,832	$131,626	$27,882	(4)
Senior Vice President and	2002	$206,604	$74,399	$22,907
General Manager, Specialty Composites	2001	$205,267	$18,594	$25,180

Rahul Kapur	2003	$202,152	$125,458	$33,394	(5)
Senior Vice President,	2002	$192,108	$69,177	$40,495
Corporate Development and Chief Strategy Officer	2001	$190,873	$17,289	$34,336

(1)
Includes contributions made on behalf of Mr. McLain to our 401(k) Savings Plan ($5,800) and to the Company’s Cash Balance Plan ($12,541). Also includes expenses recognized by us for unfunded accruals made on Mr. McLain’s behalf to our Supplemental Executive Retirement Plan ($43,206) as well as Company match and interest credits to our Deferred Compensation Plan ($20,308).

(2)
Includes contributions made on behalf of Mr. Warren to the Company’s 401(k) Savings Plan ($5,800) and to our Cash Balance Plan ($12,541). Also includes expenses recognized by us for unfunded accruals made on Mr. Warren’s behalf to our Supplemental Executive Retirement Plan ($11,023) as well as Company match and interest credits to our Deferred Compensation Plan ($15,132).

(3)
Includes contributions made on behalf of Mr. Floyd to our 401(k) Savings Plan ($5,700); to our Cash Balance Plan ($12,541). Also includes expenses recognized by us for unfunded accruals made on Mr. Floyd’s behalf to our Supplemental Executive Retirement Plan ($7,354) as well as Company match and interest credits to our Deferred Compensation Plan ($9,339).

(4)
Includes contributions made on behalf of Mr. Mallitz to our 401(k) Savings Plan ($5,945) and to our Cash Balance Plan ($12,541). Also includes expenses recognized by us for unfunded accruals made on Mr. Mallitz’s behalf to our Supplemental Executive Retirement Plan ($6,978) as well as Company match and interest credits to our Deferred Compensation Plan ($2,418).

(5)
Includes contributions made on behalf of Mr. Kapur to our 401(k) Savings Plan ($6,522) and to our Cash Balance Plan ($12,541). Also includes expenses recognized by us for unfunded accruals made of Mr. Kapur’s behalf to our Supplemental Executive Retirement Plan ($5,706) as well as Company match and interest credits to our Deferred Compensation Plan ($8,625).

The following table sets forth information concerning the number and value of unexercised options to purchase Aearo Corporation common stock held by the Named Executive Officers at the end of fiscal 2003.

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In connection with the merger, each option to acquire a share of common stock of Aearo Corporation has converted into the right to receive an amount in cash equal to the amount between the per share common merger price and the exercise price of the option. See “The Merger.”

	Shares Acquired	Value	Number of Shares Covered by Options at Fiscal Year-end		Value of Outstanding In-the-money Options At Fiscal Year-end (1)
Name	On Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Michael A. McLain	—	—	—	1,100	$—	$—
D. Garrad Warren, III	—	—	—	1,250	$—	$—
M. Rand Mallitz	—	—	—	256	$—	$—
Rahul Kapur	—	—	—	275	$—	$—
James H. Floyd	—	—	—	300	$—	$—

(1)
There was no public market for the Aearo common stock as of September 30, 2003. Accordingly, these values have been calculated on the basis of an assumed fair market value of $600 per share as established by the Company’s Board of Directors.

Director Compensation

None of our existing board members presently receive any compensation for serving on the board. We are in the process of identifying independent directors who would join our board. As a part of that process, we are also determining adequate compensation for independent directors, but have not finalized either our selection process or any such compensation terms.

Employment Agreements

In connection with the merger, AC Safety Acquisition Corp. entered into employment agreements with the following 7 senior executives: Michael McLain, D. Garrad Warren III, M. Rand Mallitz, James M. Phillips, Rahul Kapur, Jeffrey S. Kulka and James H. Floyd. Under each agreement, the applicable executive will receive (i) a base salary that will initially be equal to the base salary received by such executive prior to the merger and will be subject to annual review each year beginning with fiscal year 2005, (ii) an annual bonus that will be based on the achievement by Aearo Company and AC Safety Holding Corp. of certain performance targets and (iii) certain employee benefits under health and welfare plans and participation in incentive, savings and retirement plans that, for the period beginning on the consummation of the merger and ending on the second anniversary of the consummation of the merger will be no less favorable in the aggregate than those currently provided.

Each employment agreement provides the applicable executive with severance benefits equal to two times the executive’s base salary if termination occurs within the first two years and one and a half times base salary if termination occurs after two years (two and a half times and two times, respectively, in the case of Michael McLain) plus the executive’s target bonus in the event such executive is terminated without cause or such executive terminates his employment for good reason, in each case, within five years from the date of the closing of the merger. In the event an executive’s employment terminates for any other reason, such executive will only be entitled to amounts required by law to be paid, including a payout of such executive’s annual base salary through the date of termination.

Each employment agreement also contains a covenant not to compete and a non-solicitation and non-interference provision with respect to employees and customers.

Deferred Compensation Plan

Aearo Company currently maintains a deferred compensation plan for certain of its employees and directors. In connection with the merger, the total amount of Aearo obligations outstanding under the plan as of the closing date (approximately $3.0 million as of March 31, 2004) was transferred by Aearo into an irrevocable trust to be held for the benefit of the participating employees. Approximately $2.0 of the $3.0 million was paid out to the two directors that resigned in connection with the merger and was not

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transferred to the trust. The deferred compensation plan is open to eligible employees on substantially similar terms as those that were in place prior to the merger.

Stock Incentive Plan

In connection with the merger, our ultimate parent adopted a stock incentive plan for the benefit of certain of its employees. Options to acquire 18.5% of the total outstanding shares of our ultimate parent’s common stock on a fully diluted basis were authorized under the plan. With respect to the options, the plan only permits the issuance of non-qualified options. In addition, common stock representing a total of 1.5% of the outstanding shares of our ultimate parent’s common stock on a fully diluted basis was designated as restricted stock and made available for grant under the plan to new hires. The number of shares of restricted stock and the number of options to be issued to each new hire or employee will be determined by the compensation committee of the Board of Directors of our ultimate parent based on the recommendation of the Chief Executive Officer.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee makes all executive officer compensation decisions and submits them to our Board of Directors for final review and approval. The composition of the Compensation Committee will be determined once we identify the independent directors to sit on the board.

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SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

Aearo Corporation owns 100% of our capital stock. AC Safety Holding Corp., or Holdings, owns 100% of the capital stock of Aearo Corporation. The following table sets forth information with respect to the ownership of the capital stock of Holdings by:

•	each person known to beneficially own more than 5% of the common stock,

•	each of our directors and executive officers, and

•	all of our executive officers and directors as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of Commission regulations governing the determination of beneficial ownership of securities. Under Commission rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of a security that such person has a right to acquire within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Shares

Bear Stearns Merchant Capital II, L.P.(1)	2,015,962	79.5
Vestar Equity Partners, L.P.(2)	238,531	9.4
Michael A. McLain	85,247	3.4
James H. Floyd	28,436	1.1
Rahul Kapur	28,436	1.1
D. Garrad Warren III	22,239	*
M. Rand Mallitz	21,311	*
James M. Phillips	15,625	*
Jeffrey S. Kulka	1,562	*
John D. Howard(3)	2,015,962	79.5
Douglas R. Korn(3)	2,015,962	79.5
Directors and Executive Officers as a group	2,244,109	88.4

*	Less than one percent.
(1)
Includes shares of common stock owned by each of Bear Stearns Merchant Banking Partners II, L.P., Bear Stearns Merchant Banking Investors II, L.P., Bear Stearns MB-PSERS II, L.P., The BSC Employee Fund V, L.P. and The BSC Employee Fund VI, L.P. Bear Stearns Merchant Capital II, L.P. is the general partner of each of these entities. Bear Stearns Merchant Capital II, L.P. and each of the foregoing entities is an affiliate of Bear, Stearns & Co. Inc. and has an address at 383 Madison Avenue, New York, New York 10179.

(2)	Vestar Equity Partners, L.P. has an address at 245 Park Avenue, 41st Floor, New York, NY 10167.
(3)
Each of Messrs. Howard and Korn may be deemed the beneficial owner of the shares of common stock owned by Bear Stearns set forth in note (1) above due to their status as senior managing directors of Bear Stearns & Co. Inc. and group head and executive vice president, respectively, of Bear Stearns Merchant Banking. Each such person disclaims beneficial ownership of any such shares.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stockholder Support Agreement

On March 10, 2004, we entered into a stockholder support agreement with AC Safety Holding Corp., AC Safety Acquisition Corp. and Vestar Equity Partners, L.P. The stockholder support agreement contains, among other things, the following provisions with respect to Vestar and its affiliates:

•	a prohibition on sales, dispositions, pledges and other transfers on shares of Aearo Corporation capital stock;

•	a non-solicitation and non-interference provision with respect to Aearo’s current employees, certain former employees and customers, suppliers, licensees and other business relations; and

•	an agreement not to acquire or otherwise render services to certain of our competitors prior to March 10, 2006.

Professional Services Agreement

On April 7, 2004, AC Safety Holding Corp., Aearo Corporation and Aearo Company entered into a professional services agreement with Bear Stearns Merchant Manager II, LLC, or BSMM. Under the terms of the professional services agreement, AC Safety Holding Corp., Aearo Corporation and Aearo Company retained BSMM to provide certain management consulting and financial advisory services, for which Aearo Corporation will pay BSMM an annual management fee equal to the greater of (i) $700,000 and (ii) 1.25% of the Consolidated EBITDA (as defined in our credit facility as in effect on April 7, 2004, plus, to the extent deducted in arriving at Consolidated EBITDA, the aggregate amount of fees paid under the professional services agreement and any fees paid to Vestar Capital Partners or any of its affiliates) of Aearo Corporation and its subsidiaries in semi-annual payments. If Aearo Corporation engages BSMM with respect to any merger, acquisition, disposition, recapitalization, issuance of securities, financing or similar transaction, Aearo Corporation will pay BSMM a transaction fee to be negotiated between the parties. If the parties do not agree on a fee, the transaction fee will be 1.0% of the aggregate enterprise value paid or provided to Aearo Corporation. BSMM will also be entitled to an exit fee of 0.65% of the aggregate enterprise value paid to Aearo Corporation or AC Safety Holding Corp. in a sale of Aearo Corporation or AC Safety Holding Corp. The professional services agreement will terminate on the earlier to occur of (i) April 7, 2014, (ii) the consummation of a sale of Aearo Corporation, (iii) termination upon thirty days’ written notice by BSMM and (iv) the consummation of a qualified public offering of AC Safety Holding Corp. common stock. Upon the tenth anniversary of the date of the professional services agreement and the end of each year thereafter, the term is automatically extended for an additional year unless terminated by either party at least 30 days prior to such year end. Under the professional services agreement, AC Safety Holding Corp., Aearo Corporation and Aearo Company have agreed to indemnify BSMM for any and all claims and losses arising out of or relating to the professional services agreement.

Stockholders’ Agreement

On April 7, 2004, all holders of the capital stock of AC Safety Holding Corp. entered into and became subject to a stockholders’ agreement that governs certain aspects of our relationship with our security holders. The stockholders’ agreement, among other things:

•
allows security holders to join, and allows BSMM and its affiliates to require security holders to join, in any sale or transfer of shares of common stock or preferred stock by BSMM to any third party prior to a qualified public offering of common stock or preferred stock, following which (when aggregated with all prior such sales or transfers) BSMM and its affiliates shall have disposed of in excess of a certain specified percentage of the number of shares of common stock or preferred stock, as applicable, that BSMM and its affiliates owned as of the closing of the merger;

•
restricts the ability of certain security holders to transfer, assign, sell, gift, pledge, hypothecate or encumber, or otherwise dispose of, common stock or preferred stock or all or part of the voting power associated with common stock or preferred stock, subject to certain specified exceptions;

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•	grants to BSMM the right to designate members of the board of directors of AC Safety Holding Corp.;

•	grants to security holders the right to buy their proportionate percentage of securities offered for sale to BSMM by AC Safety Holding Corp.;

•
allows AC Safety Holding Corp. and BSMM to repurchase all or any portion of the common stock and preferred stock held by directors, employees and consultants of Aearo Corporation at varying prices upon the termination of their employment with Aearo Corporation for any reason (including death or disability);

•
grants demand and piggyback registration rights to BSMM and allow security holders to include securities in a registration statement filed by AC Safety Holding Corp. with respect to an offering of common stock or preferred stock (i) in connection with the exercise of any demand rights by BSMM and its affiliates or any other security holders possessing such rights or (ii) in connection with which BSMM and its affiliates exercise “piggyback” registration rights;

•	provides for the payment by AC Safety Holding Corp. of the fees and expenses associated with the exercise of registration rights under the stockholders’ agreement;

•	restricts the ability of AC Safety Holding Corp. and its subsidiaries to enter into certain transactions with BSMM and its affiliates; and

•	provides for non-operating board members of our management to vote their shares at the direction of AC Safety Holding Corp. and to grant AC Safety Holding Corp. a proxy in respect of their shares;

•	restricts our ability to amend the certificate of designations governing our series A preferred stock without the approval of certain of our security holders; and

•	grant to the security holders of AC Safety Holding Corp. information rights with respect of AC Safety Holding Corp. and its subsidiaries.

The stockholders’ agreement will terminate upon the earliest to occur of (i) the dissolution of AC Safety Holding Corp., (ii) the occurrence of any event that reduces the number of security holders to one, (iii) the consummation of a qualified initial public offering of AC Safety Holding Corp.’s common stock and (iv) the transfer to a person or group other than BSMM and its affiliates of a number of shares of common stock having the power to elect a majority of the AC Safety Holding Corp. Board of Directors.

2004 AC Safety Holding Corp. Deferred Compensation Plan

On April 7, 2004, AC Safety Holding Corp. adopted the 2004 Deferred Compensation Plan. A limited group of executives of AC Safety Holding Corp. were credited with a transaction bonus under the plan as of that date. The bonus amounts credited under the plan were credited to a deferred compensation account in each participant’s name and deemed to be invested in a combination of common stock units and preferred stock units. Stock units do not have voting or dividend rights. However, upon the payment of a stock or cash dividend, participants will have dividend equivalent rights. In the event of a stock dividend, the dividend equivalents will be credited in the form of additional preferred or common stock units, as applicable. In the event of a cash dividend, each participant will be entitled to a cash payment from AC Safety Holding Corp. in an amount equal to the aggregate cash dividend that would have been paid on the preferred or common units, as applicable, credited to the participant’s deferred compensation account on the dividend record date as if those units had actually been shares outstanding. The amounts credited to participant’s deferred compensation account generally become payable upon the first to occur of the participant’s termination of employment or certain liquidity or other events set forth in the AC Safety Holding Corp. 2004 Deferred Compensation Plan. Stock units will be paid in an equal number of shares of common or preferred stock, as applicable.

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DESCRIPTION OF CREDIT FACILITY

On April 7, 2004, we entered into a senior secured credit facility with various lenders. The credit facility is comprised of:

•	a $125.0 million term loan facility, with a portion denominated in Euros, and

•	a revolving credit facility providing for up to $50.0 million of borrowings.

In addition, the agreement provides for uncommitted incremental term loan facilities of up to $60.0 million.

Amounts under the committed term loan facility may not be drawn after the credit facility closing date of April 7, 2004, and amounts repaid or prepaid may not be re-borrowed. The maturity date of the term loan is 7 years from the closing date. During the first 6 1/2 years following the closing date, the term loan will amortize quarterly in an amount equal to 1% of the initial principal amount. After the date that is 6 1/2 years after the closing date, the remaining principal will be paid in two quarterly amounts.

Amounts drawn under the revolving credit facility may be borrowed, repaid and re-borrowed on and after the credit facility closing date of April 7, 2004 until the final maturity date. The final maturity date under the revolving credit facility is 6 years from such closing date. A portion of the revolving credit facility will be available for the issuance of stand-by and trade letters of credit. Maturities for letters of credit will not exceed twelve months, renewable annually thereafter.

Proceeds of loans made under the uncommitted incremental term loan facilities may be drawn from time to time and used to finance permitted acquisitions (or to refinance outstanding revolving loans used to finance permitted acquisitions). Amounts drawn under the incremental term loan facilities will comprise new tranches under the term loan and/or one or more increases to the existing tranche under the term loan, in minimum incremental amounts of $10 million and up to a maximum amount of $60 million. The final maturity date of any incremental term loan will be no earlier than the term loan maturity date. The weighted average life to maturity for any incremental term loan will be no shorter than the weighted average life to maturity for the term loan. The covenants in respect of, and the prepayment provisions applicable to, each incremental term loan facility will be the same as those in respect of and applicable to the term loan.

At our option, the interest rates applicable to the term loans (other than incremental term loans) and the loans under the revolving credit facility will be set at a margin over the base rate or the Eurodollar rate.

The margins applicable to the incremental term loans will be determined at the time we draw under any such facility.

The base rate is either the administrative agent’s announced prime lending rate or the overnight Federal Funds rate plus 0.50%, whichever is higher.

We must pay certain fees, including fees on undrawn committed amounts, in connection with the new credit facility.

Under the terms of the credit facility, we are required to comply with a number of affirmative and negative covenants. Among other things, we are required to satisfy certain financial covenants and ratios, including an interest coverage ratio, a net leverage ratio and a limitation on the amount of permitted capital expenditures. The credit facility also imposes limitations on some of our business activities. It restricts, among other things, our ability to incur additional indebtedness, create certain liens, pay dividends on our common stock, sell certain assets and enter into certain transactions with affiliates. The credit facility is unconditionally guaranteed by our parent and its domestic subsidiaries and secured by first priority security interests in substantially all of our and their capital stock and tangible and intangible assets.

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DESCRIPTION OF THE EXCHANGE NOTES

The old notes were, and the exchange notes will be issued under an indenture (the “Indenture”), dated as of April 7, 2004 by and among the Company, the Guarantors and J.P. Morgan Trust Company, as Trustee (the “Trustee”). The form and terms of the old notes and the exchange notes are identical in all material respects except that the exchange notes have been registered under the Securities Act and do not contain transfer restrictions, registration rights or additional interest provisions. See “The Exchange Offer—Purpose and Effect—Transferability of Exchange Notes.” Unless otherwise stated in this “Description of the Exchange Notes,” references to the “Notes” refer to the exchange notes. The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the “TIA”), and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth under “ —Certain Definitions” below. For purposes of this section, references to the “Company” refer only to Aearo Company I and do not include its Subsidiaries.

The Notes will be unsecured obligations of the Company, ranking subordinate in right of payment to all Senior Indebtedness of the Company.

The Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as paying agent and registrar for the Notes. The Notes may be presented for registration or transfer and exchange at the offices of the registrar, which initially will be the Trustee’s corporate trust office. The Company may change any paying agent and registrar without notice to Holders of the Notes. The Company, any of its Subsidiaries or Holdings may act as paying agent or registrar. The Company will pay principal and interest (and premium, if any) on the Notes at the Trustee’s corporate office in New York, New York. At the Company’s option, interest may be paid at the Trustee’s corporate trust office or by check mailed to the registered address of Holders. For so long as the Notes remain in the form of a global security, the Company will pay principal and interest (and premium, if any) on the Notes to the applicable depositary or its nominee as the registered holder of the global security representing the Notes. Any old notes that remain outstanding after the completion of the exchange offer, together with the exchange notes issued in connection with the exchange offer, will be treated as a single class of securities under the Indenture.

Principal, Maturity and Interest

The Company issued $175,000,000 aggregate principal amount of old notes on April 7, 2004. The Company may issue additional Notes from time to time, subject to the limitations set forth under “ —Certain Covenants—Limitation on Indebtedness.” The Notes and any additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including without limitation in connection with any waivers, amendments, redemptions and offers to purchase. The Notes will mature on April 15, 2012. Interest on the Notes will accrue at the rate of 8¼% per annum and will be payable semiannually on each April 15 and October 15, commencing October 15, 2004 to the persons who are registered Holders at the close of business on the April 1 and October 1 immediately preceding the applicable interest payment date. Interest on the Notes will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Redemption

Optional Redemption at a Make Whole Premium.     The Notes will be redeemable, at the Company’s option, in whole at any time or in part from time to time, at any time prior to April 15, 2008, at a redemption price equal to

•	100% of the aggregate principal amount of Notes to be redeemed, together with accrued and unpaid interest to such redemption date, plus

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•	the Make Whole Amount.

“Make Whole Amount” means, with respect to any Note at any date of redemption, the excess, if any, of (A) an amount equal to the present value of (1) the redemption price of such Note at April 15, 2008 plus (2) the remaining scheduled interest payments on such Note (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date) to April 15, 2008 (other than interest accrued to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points over (B) the principal amount of such Note.

“Treasury Rate” means, at the time of computation, the yield to maturity of United States Treasury Securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two business days prior to the date of redemption or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the period from the date of redemption to April 15, 2008; provided, however, that if the period from the date of redemption to April 15, 2008 is not equal to the constant maturity of a United States Treasury Security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury Securities for which such yields are given, except that if the period from the date of redemption date to April 15, 2008 is less than one year, the weekly average yield on actually traded United States Treasury Securities adjusted to a constant maturity of one year shall be used.

Optional Redemption at Specified Prices.     The Notes will be redeemable, at the Company’s option, in whole at any time or in part from time to time, on and after April 15, 2008, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on of the year set forth below, plus, in each case, accrued interest to the date of redemption:

Year	Percentage

2008	104.125%
2009	102.063%
2010 and thereafter	100.000%

Optional Redemption Upon Equity Offerings.     At any time, or from time to time, on or prior to April 15, 2007, the Company may, at its option, use the net cash proceeds of one or more Equity Offerings to redeem (an “Equity Proceeds Redemption”) up to 35% of the aggregate principal amount of the Notes originally issued under the Indenture at a redemption price of 108.25% of the principal amount thereof, plus accrued interest thereon, if any, to the date of redemption; provided that:

          (1)     at least 65% of the initial aggregate principal amount of Notes originally issued remains outstanding immediately after each such redemption; and

          (2)     the Company makes such redemption not more than 90 days after the consummation of any such Equity Offering.

As used in the preceding paragraph, “Equity Offering” means a public or private offering of Qualified Capital Stock of the Company or Holdings; provided that, in the event of an Equity Offering by Holdings, Holdings contributes to the capital of the Company the portion of the Net Equity Proceeds of such Equity Offering received by Holdings necessary to pay the aggregate redemption price (plus accrued interest to the date of redemption) of the Notes to be redeemed pursuant to the preceding paragraph.

Selection and Notice of Redemption

In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the national securities exchange, if any, on which such Notes are listed or, if such Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate and in such manner as complies with any applicable legal requirements; provided, however, that (i) no Notes of a principal amount of $1,000 or less shall be redeemed in part and (ii) a redemption with the Net Equity Proceeds of an Equity Offering shall be made on a pro rata basis or on as nearly a pro rata basis as is

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practicable (subject to DTC procedures), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed at the last address for such Holder then shown on the registry books. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Subordination

The payment of all Obligations on the Notes will be subordinated in right of payment to the prior payment in full when due, whether at stated maturity, by acceleration or otherwise, in cash or Cash Equivalents of all Obligations on the Senior Indebtedness. However, payment from the money or the proceeds of U.S. government obligations held in any defeasance trust described under “ —Legal Defeasance and Covenant Defeasance” below will not be subordinated to any Senior Indebtedness or subject to the restrictions described herein so long as the establishment of such defeasance trust did not violate the terms of any Senior Indebtedness or the subordination provisions at the time it was established. Upon any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than a payment in the form of Permitted Junior Securities), to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors or marshaling of assets of the Company or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding relating to the Company or its property, whether voluntary or involuntary, all Obligations due or to become due upon all Senior Indebtedness shall first be paid in full in cash or Cash Equivalents, or such payment duly provided for to the satisfaction of the holders of Senior Indebtedness, before any payment or distribution of any kind or character (other than a payment in the form of Permitted Junior Securities) is made on account of any Obligations on the Notes, or for the acquisition of any of the Notes for cash or property or otherwise. If any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by declaration or otherwise, of any principal of, interest on, unpaid drawings for letters of credit issued in respect of, or regularly accruing fees with respect to, any Senior Indebtedness, no payment of any kind or character (other than a payment in the form of Permitted Junior Securities) shall be made by or on behalf of the Company or any other Person on its or their behalf with respect to any Obligations on the Notes or to acquire any of the Notes for cash or property or otherwise.

In addition, if any other event of default occurs and is continuing with respect to any Designated Senior Indebtedness, as such event of default is defined in the instrument creating or evidencing such Designated Senior Indebtedness permitting the holders of such Designated Senior Indebtedness then outstanding to accelerate the maturity thereof and if the Representative for such Designated Senior Indebtedness gives written notice of the event of default to the Trustee (a “Default Notice”), then, unless and until all events of default have been cured or waived or have ceased to exist or the Trustee receives notice from the Representative for such Designated Senior Indebtedness terminating the Blockage Period, during the 180 days after the delivery of such Default Notice (the “Blockage Period”), neither the Company nor any other Person on its behalf shall (x) make any payment of any kind or character (other than a payment in the form of Permitted Junior Securities) with respect to any Obligations on the Notes or (y) acquire any of the Notes for cash or property or otherwise. Notwithstanding anything herein to the contrary, in no event will a Blockage Period extend beyond 180 days from the date the payment on the Notes was due and only one such Blockage Period may be commenced within any 360 consecutive days. No event of default which existed or was continuing on the date of the commencement of any Blockage Period with respect to the Designated Senior Indebtedness shall be, or be made, the basis for commencement of a second Blockage Period by the Representative of such Designated Senior Indebtedness whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period commencing after the date of commencement of such Blockage Period that, in either case, would

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give rise to an event of default pursuant to any provisions under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose).

By reason of such subordination, in the event of the insolvency of the Company, creditors of the Company who are not holders of Senior Indebtedness, including the Holders of the Notes, may recover less, ratably, than holders of Senior Indebtedness.

At March 31, 2004, the Company’s outstanding Senior Indebtedness would have been approximately $128.4 million, excluding $46.6 million that the Company would have been able to borrow under the revolving portion of its new credit facility.

Guarantees

The Company’s obligations under the Notes and the Indenture will be jointly and severally guaranteed on a senior subordinated basis by each Restricted Subsidiary that guarantees any Indebtedness under any Senior Bank Facility and each Restricted Subsidiary that the Company shall otherwise cause to become a Guarantor pursuant to the terms of the Indenture. See “ —Certain Covenants—Limitation of Guarantees by Restricted Subsidiaries.” The Guarantors will jointly and severally guarantee the Company’s obligations under the Indenture and the Notes on a senior subordinated basis. Each Guarantee will be subordinated to Guarantor Senior Indebtedness on the same basis as the Notes are subordinated to Senior Indebtedness. At March 31, 2004, the Guarantors would have had no outstanding Guarantor Senior Indebtedness (other than the guarantees by the Guarantors of the obligations of the Company under the new senior secured credit facilities). The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. See “Risk Factors—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.”

Not all of the Company’s Subsidiaries will guarantee the Notes. Unrestricted Subsidiaries and foreign Subsidiaries will not be Guarantors. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, these non-Guarantor Subsidiaries will pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to us. For the six months ended March 31, 2004, our non-Guarantor Subsidiaries represented approximately 38.3% of our net sales. In addition, at March 31, 2004, they would have held 24.7% of the Company’s consolidated assets and had approximately $38.3 million of liabilities (including trade payables) to which the Notes would have been effectively subordinated.

Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor without limitation, or with other Persons upon the terms and conditions set forth in the Indenture. See “ —Certain Covenants—Merger, Consolidation and Sale of Assets.” In the event of a sale of, or other disposition of, all or substantially all of the assets of a Guarantor or all of the Capital Stock of a Guarantor or the Capital Stock of the direct or indirect parent company of such Guarantor is sold by the Company and the sale complies with the provisions set forth in “ —Certain Covenants—Limitation on Asset Sales,” the Guarantor’s Guarantee will be released. In addition, if the Company designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the Indenture, the Guarantee of such Guarantor will be released.

Change of Control

The Indenture provides that, unless the Company has previously exercised its right to redeem the Notes as described under “ —Optional Redemption,” upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer at the times and in the manner set forth in the Indenture and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

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The Senior Bank Facilities prohibit, and any other future Senior Indebtedness may prohibit, the Company from purchasing any Notes following a Change of Control and provide that certain Change of Control events constitute a default under the Senior Bank Facilities. If a Change of Control occurs at a time that the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain this consent or repay the borrowings, it will remain prohibited from purchasing Notes. The Company’s failure to purchase tendered Notes following a Change of Control would constitute an Event of Default under the Indenture, which, in turn, likely would constitute a default under the Senior Bank Facilities. In such circumstances, the subordination provisions in the Indenture will restrict payments to the holders of Notes.

Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day prior to the Change of Control Payment Date.

If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

One of the events that will constitute a Change of Control under the Indenture is the disposition of “all or substantially all” of the Company’s assets. This term has not been interpreted under New York law, which will govern the Indenture, to represent a specific quantitative test. As a consequence, if holders of the Notes elect to require the Company to purchase the Notes and the Company chooses to contest such election, there is uncertainty as to how a court interpreting New York law would interpret the phrase.

Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder’s right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Subsidiaries to incur additional Indebtedness, to grant liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue thereof.

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Certain Covenants

The Indenture contains, among others, the following covenants.

Limitation on Indebtedness.     (a) The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (other than Permitted Indebtedness).

(b) Notwithstanding the foregoing limitations, the Company or any of its Restricted Subsidiaries that is or, upon such Incurrence, becomes a Guarantor may Incur Indebtedness if (i) no Default or Event of Default shall have occurred and be continuing on the date of the proposed Incurrence thereof or would result as a consequence of such proposed Incurrence and (ii) on the date of such proposed Incurrence, after giving effect thereto, the Consolidated Fixed Charge Coverage Ratio of the Company is at least equal to 2.0 to 1.0.

(c) For purposes of determining compliance with this covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories described in clauses (i) through (xiii) of the definition of “Permitted Indebtedness” or is entitled to be Incurred pursuant to paragraph (b) of this covenant, the Company may, in its sole discretion, classify or reclassify such item of Indebtedness in any manner than complies with this covenant as of the date of Incurrence or reclassification, as applicable. Accrual of interest, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and any change in the amount of Indebtedness outstanding due solely to the result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant.

Limitation on Restricted Payments.     The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly:

          (a)     declare or pay any dividend or make any distribution (other than dividends or distributions payable solely in Qualified Capital Stock of the Company) on shares of the Company’s Capital Stock to holders of such Capital Stock,

          (b)     purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company, or any warrants, rights or options to acquire shares of any class of such Capital Stock, other than any such transaction which constitutes a Permitted Investment and other than through the exchange therefor solely of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company,

          (c)     make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company or a Guarantor that is subordinate or junior in right of payment to the Notes or the Guarantee of such Guarantor, as the case may be, or

          (d)     make any Investment (other than Permitted Investments) in any Person

(each of the foregoing prohibited actions set forth in clauses (a), (b), (c) and (d) being referred to as a “Restricted Payment”), if at the time of such proposed Restricted Payment or immediately after giving effect thereto:

          (i)     a Default or an Event of Default has occurred and is continuing or would result therefrom, or

          (ii)     the Company is not able to Incur at least $1.00 of additional Indebtedness in accordance with the Consolidated Fixed Charge Coverage Ratio test of paragraph (b) of “ —Limitation on Indebtedness” (as if such Restricted Payment had been made as of the first day of the Four Quarter Period), or

          (iii)     the aggregate amount of Restricted Payments made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the board of directors of the Company) exceeds or would exceed the sum of:

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(I)     50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company during the period (treating such period as a single accounting period) from the beginning of the fiscal quarter in which the Issue Date occurs to the last day of the last full fiscal quarter for which financial information is available (but in no event ending more than 135 days prior to the date of such Restricted Payment) preceding the date of the proposed Restricted Payment;

(II)     100% of the aggregate Net Equity Proceeds (plus the fair market value of any property other than Net Equity Proceeds) received by the Company from any Person (other than from a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company (excluding any Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company with respect to which the purchase price thereof has been financed directly or indirectly using funds (i) borrowed from the Company or from any of its Subsidiaries, unless and until and to the extent such borrowing is repaid or (ii) contributed, extended, guaranteed or advanced by the Company or by any of its Subsidiaries (including, without limitation, in respect of any employee stock ownership or benefit plan);

(III)     any cash received subsequent to the Issue Date as a capital contribution to the common equity of the Company; and

(IV)     the amount equal to (A) the reduction in Investments in any Person resulting from repurchases or redemptions of such Investments by such Person, (B) proceeds (including the fair market value of any property) realized upon the sale of such Investment to an unaffiliated purchaser, (C) repayments of loans or advances or other transfers of assets by such Person to the Company or any Subsidiary (other than from other Subsidiaries), and (D) the amount of any Investment outstanding at the time that the Person in whom such Investment is made becomes a Restricted Subsidiary of the Company, but not to exceed in the aggregate the amount that was included in the calculation of the aggregate amount of Restricted Payments pursuant to clause (iii) of this paragraph; provided, however, that no amount shall be included under this clause to the extent it is included in Consolidated Net Income.

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit the following to the extent they constitute Restricted Payments:

(1)     the payment of any dividend or making of any distribution within 60 days after the date of its declaration if the dividend or distribution would have been permitted on the date of declaration;

(2)     the repurchase, redemption, retirement or acquisition of Capital Stock of the Company or warrants, rights or options to acquire Capital Stock of the Company either (i) solely in exchange for shares of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company;

(3)     the repurchase, redemption, retirement or acquisition of Indebtedness of the Company that is subordinate or junior in right of payment to the Notes either (i) solely in exchange for or through the conversion into shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (A) shares of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company or (B) incurrence of Refinancing Indebtedness;

(4)     payments to Holdings or to Parent in amounts and at times necessary to permit the repurchase of Capital Stock deemed to occur upon (i) the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof and (ii) the withholding of a portion of the Capital Stock granted or awarded to an employee to pay taxes associated therewith;

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(5)     payments pursuant to any management advisory agreement; provided that such payments shall not exceed the greater of $700,000 and 1.25% of Consolidated EBITDA (as defined in the Senior Bank Facilities as in effect on the Issue Date, plus, to the extent deducted in arriving at Consolidated EBITDA, the aggregate amount of fees paid under such management advisory agreement and any fees paid to Vestar Capital Partners or any of its Affiliates, plus any “true-up” payments made pursuant thereto) of the Company for such fiscal year;

(6)     the repurchase, redemption, defeasance, retirement, refinancing or acquisition for value or payment of principal of subordinated Indebtedness with the Net Cash Proceeds of an Asset Sale or in the event of a Change of Control; provided that the Company has otherwise complied with the covenants provided herein;

(7)     payments to Holdings or to Parent in amounts and at times necessary to permit the acquisition of Common Stock of Holdings or Parent or warrants, rights or options to acquire such Common Stock from employees of the Company and its Subsidiaries and any current or former officer, director or employee; provided that such payments shall not exceed $3,000,000 in any fiscal year plus the aggregate amount of cash proceeds received by Holdings or Parent in such fiscal year from the sale to officers, directors and employees of shares of Common Stock of Holdings or Parent previously repurchased pursuant to this clause (7) plus any amount available for such payments hereunder since the Issue Date which have not been used for such purpose;

(8)     payments to Holdings or Parent in respect of accounting, legal or other administrative expenses incurred by Holdings or Parent relating to the operations of the Company in the ordinary course of business; provided that the aggregate amount of such payments does not exceed $1,000,000 in any fiscal year;

(9)     so long as Holdings or Parent files consolidated income tax returns which include the Company, payments to Holdings or Parent, as the case may be, in an amount equal to the amount of income tax that the Company would have paid if it had filed consolidated tax returns on a separate-company basis;

(10)     payments to Holdings or Parent in an amount sufficient to pay director’s fees and the reasonable expenses of its directors in an aggregate amount not to exceed $250,000 per year;

(11)     payments to Holdings or Parent in amounts and at the times necessary to permit payments to holders of Capital Stock thereof in lieu of fractional shares of such Capital Stock in an aggregate amount not to exceed $5,000,000 since the Issue Date; and

(12)     so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount not to exceed $15,000,000 since the Issue Date;

provided, however, that amounts expended pursuant to clauses (2)(ii) and (3)(ii)(A) shall, in each case, be included in such calculation and amounts expended pursuant to clauses (1), (2)(i), (3)(i), (3)(ii)(B) and (4) through (12) shall be excluded from such calculation.

Limitation on Asset Sales.     The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, consummate any Asset Sale unless:

(i)     such Asset Sale is for at least fair market value,

(ii)     at least 75% of the consideration therefrom received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents or Related Business Investments; provided, however, that (a) the amount of any liabilities (as shown on the Company’s most recent consolidated balance sheet) of the Company or any Restricted Subsidiary (other than any liabilities that are by their terms subordinated to the Notes or any Guarantee of a Guarantor) that are assumed by the transferee of any such assets pursuant to an agreement that releases the Company or such Restricted Subsidiary from further liability shall be deemed to be cash for purposes of this provision; and (b) the amount of any securities, notes or other obligations received the Company or any such Restricted Subsidiary that are

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converted by the Company or such Restricted Subsidiary within 90 days of such Asset Sale into cash shall be deemed to be cash for purposes of this provision to the extent of the cash so received, and

(iii)     the Company or such Restricted Subsidiary shall apply the Net Cash Proceeds of such Asset Sale within 365 days of receipt thereof, as follows:

(a)     to repay any Senior Indebtedness or Guarantor Senior Indebtedness; provided that in the event any Net Cash Proceeds received in respect thereof are used to repay Indebtedness outstanding under any revolving credit facilities (including the Revolving Credit Facility) such facility is permanently reduced by the amounts thereof;

(b)     to make a Related Business Investment or to enter into a legally binding written agreement to make a Related Business Investment within 90 days of such agreement or 365 days of such Asset Sale, whichever is later; provided that if any such legally binding agreement to make a Related Business Investment is terminated, the Company or such Restricted Subsidiary shall, within 90 days of such termination or within 365 days of such Asset Sale, whichever is later, apply such Net Cash Proceeds as provided in clause (iii)(a) or to make a Related Business Investment; or

(c)     a combination of repayment or investment permitted by the foregoing clauses (iii)(a) and (iii)(b).

On the 366th day after the date of receipt of proceeds from an Asset Sale or such earlier date, if any, as the senior management or the Board of Directors of the Company or such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clause (iii) above (the “Trigger Date”), such aggregate amount of Net Cash Proceeds which have not been applied on or before the Trigger Date as permitted in clause (iii) (the “Available Proceeds Amount”) shall be applied by the Company to make an offer to purchase (the “Asset Sale Offer”) from all Holders, up to a maximum principal amount (expressed as an integral multiple of $1,000) of Notes equal to the Available Proceeds Amount at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase.

Pending the final application of the Net Cash Proceeds, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Cash Proceeds in any manner not prohibited by the Indenture.

If the Company commences an Asset Sale Offer, and securities of the Company ranking pari passu in right of payment with the Notes are outstanding at the commencement of such Asset Sale Offer that have terms providing that a similar offer must be made with respect thereto, then the Asset Sale Offer for the Notes shall be made concurrently with such other offer and securities of each issue will be accepted pro rata in proportion to the aggregate principal amount of securities of each issue which the holders of such issue elect to have purchased.

If at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash, then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. The Company may defer the Asset Sale Offer until there is an aggregate unutilized Available Proceeds Amount equal to or in excess of $10,000,000 resulting from one or more Asset Sales (at which time, the entire unutilized Available Proceeds Amount, and not just the amount in excess of $10,000,000, shall be applied as required pursuant to this paragraph). To the extent the Asset Sale Offer is not fully subscribed to by Holders, the Company may use any remaining unutilized Available Proceeds Amount for any purpose not prohibited by the Indenture. Upon completion of each Asset Sale Offer, the Available Proceeds Amount will be reset to zero.

Notice of an Asset Sale Offer will be mailed to the Holders as shown on the register of Holders not less than 30 days nor more than 60 days before the payment date for the Asset Sale Offer, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Asset Sale Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000

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principal amount in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Available Proceeds Amount, Notes of tendering Holders will be repurchased on a pro rata basis (based on amounts tendered). An Asset Sale Offer shall remain open for a period of 20 Business Days or such longer period as may be required by law.

If an offer is made to repurchase the Notes pursuant to an Asset Sale Offer, the Company will, and will cause its Restricted Subsidiaries to, comply with all tender offer rules under state and Federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer.

Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries.     The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(a)     pay dividends or make any other distributions on or in respect of its Capital Stock;

(b)     make loans or advances or pay any Indebtedness or other obligation owed to the Company or to any Restricted Subsidiary of the Company; or

(c)     transfer any of its property or assets to the Company or to any Restricted Subsidiary of the Company

(each such encumbrance or restriction in clause (a), (b) or (c), a “Payment Restriction”), except for such encumbrances or restrictions existing under or by reason of:

(1)     applicable law, rules or regulations;

(2)     the Indenture;

(3)     customary non-assignment provisions of any contract or any lease of any Restricted Subsidiary of the Company;

(4)     any instrument governing Acquired Indebtedness; provided that such encumbrance or restriction is not, and will not be, applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or asset of the Person, becoming a Subsidiary of the Company;

(5)     agreements existing on the Issue Date (including, without limitation, the Senior Bank Facilities);

(6)     restrictions imposed by Liens granted pursuant to clauses (xi) and (xiii) of the definition of Permitted Liens solely to the extent such Liens encumber the transfer or other disposition of the assets subject to such Liens;

(7)     any contract for the sale of assets to be consummated in accordance with the Indenture solely in respect of the assets to be sold pursuant to such contract;

(8)     any instrument governing Refinancing Indebtedness Incurred to Refinance the Indebtedness issued, assumed or Incurred pursuant to an agreement referred to in clauses (4), (5) (other than the Senior Bank Facilities) or (6) above or an agreement effecting an amendment, refinancing, replacement or substitution of the Senior Bank Facilities or Guarantor Senior Indebtedness or effecting an amendment, refinancing, replacement or substitution of another agreement existing on the Issue Date; provided that the provisions relating to such encumbrance or restriction contained in any such Refinancing Indebtedness or agreement are no less favorable to the Company or to the Holders in any material respect in the reasonable and good faith judgment of the board of directors of the Company than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (4), (5) or (6);

(9)     any other agreement, instrument or document relating to Senior Indebtedness hereafter in effect, provided that such encumbrances or restrictions are no less favorable to the Company in any

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material respect than the encumbrances or restrictions imposed in connection with the Senior Bank Facilities as in effect on the Issue Date;

(10)     any instrument governing Indebtedness incurred by a Subsidiary that is not a Guarantor that apply only to such Subsidiary; or

(11)     any instrument governing secured Indebtedness otherwise permitted to be incurred under the Indenture and incurred in connection with the acquisition of the assets securing Indebtedness, which provisions limit the right of the debtor thereunder to dispose of the assets securing such Indebtedness.

Limitation on Preferred Stock of Restricted Subsidiaries.     The Company will not cause or permit any of its Restricted Subsidiaries who are not Guarantors to issue any Preferred Stock (other than to the Company or to a Wholly-Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly-Owned Restricted Subsidiary of the Company) to own or hold any Preferred Stock of any Restricted Subsidiary of the Company or any Lien or security interest in such Preferred Stock.

Limitation on Liens.     The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist or remain in effect any Liens upon any properties or assets of the Company or of any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or on any income on or profits or proceeds therefrom, or assign or otherwise convey any right to receive income on or profits or proceeds therefrom unless:

(i)     in the case of Liens securing Indebtedness that is expressly subordinate in right of payment to the Notes, the Notes or the Guarantee of such Guarantor, as the case may be, are secured by a Lien on such property, assets or proceeds that ranks senior in right of payment to such Liens and

(ii)     in all other cases, the Notes or the Guarantee of such Guarantor, as the case may be, are equally and ratably secured, other than

(A)     Liens existing on the Issue Date and any renewals, extensions or replacements thereof and

(B)     Permitted Liens.

Limitation on Incurrence of Senior Subordinated Indebtedness.     The Company will not, and will not cause or permit any Restricted Subsidiary that is a Guarantor to, directly or indirectly, Incur Indebtedness that is both senior in right of payment to the Notes or such Guarantor’s Guarantee and subordinated in right of payment to any other Indebtedness of the Company or such Guarantor, as the case may be. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Guarantor solely by virtue of such Indebtedness being unsecured or by virtue of the fact that the holders of such Indebtedness have entered into one or more intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Limitation of Guarantees by Restricted Subsidiaries.     The Company will not permit any of its Restricted Subsidiaries, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of the Company or any other Restricted Subsidiary (other than (A) Permitted Indebtedness of a Restricted Subsidiary of the Company, (B) Indebtedness under Currency Agreements in reliance on clause (iv) of the definition of Permitted Indebtedness, (C) Interest Swap Obligations incurred in reliance on clause (v) of the definition of Permitted Indebtedness or (D) guarantees by any foreign Subsidiary that guarantees Indebtedness only of other foreign Subsidiaries under any Senior Bank Facilities), unless, in any such case:

(1)     such Restricted Subsidiary executes and delivers a supplemental indenture to the Indenture providing a Guarantee and

(2)     (a) if any such assumption, guarantee or other liability of such Restricted Subsidiary is provided in respect of Senior Indebtedness, the guarantee or other instrument provided by such Restricted Subsidiary in respect of such Senior Indebtedness may be superior to the Guarantee pursuant to subordination provisions no less favorable to the Holders of the Notes than those contained in the Indenture and (b) if such assumption, guarantee or other liability of such Restricted Subsidiary is

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provided in respect of Indebtedness that is expressly subordinated to the Notes, the guarantee or other instrument provided by such Restricted Subsidiary in respect of such subordinated Indebtedness shall be subordinated to the Guarantee pursuant to subordination provisions no less favorable to the Holders of the Notes than those contained in the Indenture.

Notwithstanding the foregoing, any such Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action required on the part of the Trustee or any Holder, upon:

(1)     the unconditional release of such Restricted Subsidiary from its liability in respect of the Indebtedness in connection with which such Guarantee was executed and delivered pursuant to the preceding paragraph; or

(2)     any sale or other disposition (by merger or otherwise) to any Person which is not a Restricted Subsidiary of the Company of all of the Company’s Capital Stock in, or all or substantially all of the assets of, such Restricted Subsidiary; provided that (a) such sale or disposition of such Capital Stock or assets is otherwise in compliance with the terms of the Indenture and (b) such assumption, guarantee or other liability of such Restricted Subsidiary has been released by the holders of the other Indebtedness so guaranteed.

Merger, Consolidation and Sale of Assets.     The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and the Company’s Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

(i)     either

(1)     the Company shall be the surviving or continuing corporation or

(2)     the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance, transfer or lease the properties and assets of the Company and of the Company’s Restricted Subsidiaries substantially as an entirety (the “Surviving Entity”)

(x)     shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and

(y)     shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes and the Indenture on the part of the Company to be performed or observed;

(ii)     immediately after giving effect to such transaction and the assumption contemplated by clause(i)(2)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness Incurred or anticipated to be Incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall have a Consolidated Fixed Charge Coverage Ratio no worse than that of the Company immediately prior thereto; provided that in determining the “Consolidated Fixed Charge Coverage Ratio” of the resulting transferee or surviving Person, such ratio shall be calculated as if the transaction (including the Incurrence of any Indebtedness or Acquired Indebtedness) took place on the first day of the Four Quarter Period;

(iii)     immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness Incurred or anticipated to be Incurred and any Lien granted in connection with or in respect of the transaction) no Default and no Event of Default shall have occurred or be continuing; and

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(iv)     the Company or the Surviving Entity shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

Notwithstanding the foregoing clauses (ii) and (iii), (1) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (2) the Company may merge with an Affiliate incorporated for the purpose of reincorporating the Company in another jurisdiction in the United States to realize tax or other benefits.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Upon any such consolidation, merger, conveyance, lease or transfer in accordance with the foregoing, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor had been named as the Company therein, and thereafter (except in the case of a sale, assignment, transfer, lease, conveyance or other disposition) the predecessor corporation will be relieved of all further obligations and covenants under the Indenture and the Notes.

Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of “ — Limitation on Asset Sales”) will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Guarantor unless:

(i)     the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia;

(ii)     such entity assumes by supplemental indenture all of the obligations of the Guarantor on the Guarantee;

(iii)     immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(iv)     immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company could satisfy the provisions of clause (ii) of the first paragraph of this covenant.

Any merger or consolidation of a Guarantor with and into the Company (with the Company being the surviving entity) or another Guarantor need only comply with clause (iv) of the first paragraph of this covenant.

Limitation on Transactions with Affiliates.     (a) Neither the Company nor any Restricted Subsidiary of the Company will enter into any transaction or series of transactions with or for the benefit of any of their Affiliates (each, an “Affiliate Transaction”), except in good faith and on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm’s-length basis from a Person not an Affiliate of the Company or such Restricted Subsidiary.

All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $2,500,000 shall be approved by the Board of Directors of the Company or such Restricted Subsidiary, such

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approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions, and shall be certified by an officer of the Company as complying with the foregoing provisions such certification to be evidenced by an Officer’s Certificate delivered to the Trustee. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $15,000,000, the Company or such Restricted Subsidiary shall, prior to the consummation thereof, obtain a favorable opinion from an independent Financial Advisor (and file the same with the Trustee) as to either the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view or that such transaction is on terms no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm’s-length basis from a Person not an Affiliate of the Company or such Restricted Subsidiary.

(b)     The foregoing restrictions shall not apply to

(i)     reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary as determined in good faith by the Company’s Board of Directors or senior management;

(ii)     transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries;

(iii)     any Restricted Payment made in compliance with “ — Limitation on Restricted Payments;”

(iv)     any Permitted Investments;

(v)     any agreement as in effect as of the Issue Date or any amendment thereto or replacement agreement thereto so long as any such amendment or replacement agreement taken as a whole is not more disadvantageous to the holders of the Notes in any material respect than such agreement;

(vi)     transactions with suppliers or other purchasers for the sale or purchase of goods in the ordinary course of business;

(vii)     the issuance of any Qualified Capital Stock of the Company to an Affiliate of the Company or the Incurrence of any Indebtedness to be owing to any Affiliate of the Company to the extent such Indebtedness was incurred under the Consolidated Fixed Charge Coverage Ratio test set forth under clause (b) of “ — Limitation on Indebtedness”;

(viii)     any transactions involving the Company or any of its Restricted Subsidiaries, on the one hand, and Bear, Stearns & Co. Inc. or any of its Affiliates, on the other hand, in connection with the Transactions and any amendment, modification, supplement, extension, refinancing, replacement and other transactions related thereto, or any management, financial advisory, financing, underwriting or placement services or any other investment banking, capital markets, banking or similar services, which transactions are on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm’s-length basis from a Person not an Affiliate of the Company or such Restricted Subsidiary, as determined in good faith by the Company’s Board of Directors;

(ix)     any transaction between the Company or any of its Restricted Subsidiaries, on the one hand, and any parent of the Company that guarantees the Company’s obligations under the Notes (a “Parent Guarantor”) or any of such Parent Guarantor’s subsidiaries other than the Company and its Restricted Subsidiaries (the “Parent’s Subsidiaries”), on the other hand, relating to (i) the sale or disposition of assets or (ii) the integration of the business and operations of the Parent Guarantor and the Parent’s Subsidiaries with that of the Company and its Restricted Subsidiaries, including, without limitation, the provision or receipt of services and the use of manufacturing, office and distribution facilities and other similar transactions, in each case so long as any such transaction, when taken together with all other such transactions and agreements, is fair to the Company and its Restricted Subsidiaries (as determined by the Board of Directors of the Company acting in good faith if the value of such transactions exceeds $2.5 million in any fiscal year);

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(x)     the issuance by the Parent Guarantor and/or any of the Parent’s Subsidiaries of a Guarantee of the Notes;

(xi)     the issuance by the Company and its Restricted Subsidiaries of guarantees of Indebtedness of the Parent Guarantor so long as such guarantees are Incurred in compliance with “ — Limitation on Indebtedness;” or

(xii)     the payment of reasonable and customary management, consulting and advisory fees and related expenses on the terms and in the amounts provided for in agreements in effect on the Issue Date.

Events of Default

The following events are defined in the Indenture as “Events of Default”:

(i)     the failure to pay interest on any Note for a period of 30 days or more after such interest becomes due and payable (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); or

(ii)     the failure to pay the principal on or premium of any Note, when such principal or premium becomes due and payable, at maturity, upon redemption or otherwise (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); or

(iii)     a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default from the Trustee or from Holders of at least 25% in principal amount of outstanding Notes (except in the case of a default with respect to the “Change of Control” and “Merger, Consolidation and Sale of Assets” covenants, which will constitute Events of Default with notice but without passage of time); or

(iv)     a default under any mortgage, indenture, instrument, or other agreement under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company or of any Restricted Subsidiary of the Company (or the payment of which is guaranteed by the Company or any Restricted Subsidiary of the Company), whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay at final maturity the principal amount of such Indebtedness (after any applicable grace period provided in such Indebtedness) (a “payment default”) and such failure continues for a period of 20 days or more, or (b) results in the acceleration of the final maturity of such Indebtedness and such acceleration is not rescinded, annulled or otherwise cured within 20 days of the earlier of the occurrence of such acceleration or the receipt by the Company or any such Restricted Subsidiary of notice of any such acceleration and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated in each case, for which the 20-day period described above has passed, aggregates $10,000,000; or

(v)     one or more judgments in an aggregate amount in excess of $10,000,000 (which are not covered by third-party insurance or indemnity as to which the insurer or indemnitor has not disclaimed coverage) being rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, or unstayed or unsatisfied for a period of 60 days after such judgment or judgments become final and non-appealable; or

(vi)     certain events of bankruptcy, insolvency or reorganization affecting the Company or any of its Significant Subsidiaries; or

(vii)     any Guarantee of a Significant Subsidiary ceases to be in full force and effect or any Guarantee of a Significant Subsidiary is declared to be null and void and unenforceable or any Guarantee of a Significant Subsidiary is found to be invalid or any Guarantor that is a Significant Subsidiary denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

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If an Event of Default (other than an Event of Default specified in clause (vi) above as it relates to the Company) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the then outstanding Notes may declare the unpaid principal of, premium, if any, and accrued and unpaid interest on, all the Notes then outstanding to be due and payable, by a notice (an “Acceleration Notice”) in writing to the Company (and to the Trustee, if given by Holders) and upon such declaration such principal amount, premium, if any, and accrued and unpaid interest

(i)     shall become immediately due and payable or

(ii)     if there are any amounts outstanding under the Senior Bank Facilities, shall become due and payable upon the first to occur of an acceleration under the Senior Bank Facilities and five business days after receipt by the Company and the Representative under the Senior Bank Facilities of such Acceleration Notice but only if such Event of Default is then continuing. Upon any such declaration, but subject to the immediately preceding sentence, such amount shall be immediately due and payable.

If an Event of Default specified in clause (vi) above occurs as it relates to the Company, all unpaid principal of, and premium, if any, and accrued and unpaid interest on, the Notes then outstanding will ipso facto become due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Indenture provides that the Trustee shall, within 90 days after the occurrence of any Default (the term “Default” to include the events specified above without grace or notice) known to it, give to the holders of Notes notice of such Default; provided that, except in the case of a Default in the payment of principal of or premium or interest on any of the Notes, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of Notes. The Indenture requires the Company to certify to the Trustee annually as to whether any Default occurred during such year.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may rescind an acceleration and its consequences if all existing Events of Default (other than the nonpayment of principal of and premium, if any, and interest on the Notes which has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a Default in the payment of the principal of or premium or interest on any Notes or a Default in respect of any term or provision of the Notes or the Indenture that cannot be modified or amended without the consent of all Holders.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Under the Indenture, the Company will be required to provide an Officers’ Certificate to the Trustee promptly upon the Company obtaining knowledge of any Default or Event of Default that has occurred and, if applicable, describe such Default or Event of Default and the status thereof. In addition, the Company shall provide an annual Officers’ Certificate informing the Trustee whether or not such officers know of any Default or Event of Default.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance

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means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

(i)     the rights of Holders of the Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due,

(ii)     the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments,

(iii)     the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith and

(iv)     the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “ — Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(i)     the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(ii)     in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that

(A)     the Company has received from, or there has been published by, the Internal Revenue Service a ruling or

(B)     since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(iii)     in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(iv)     no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

(v)     such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings); or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

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(vi)     the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of the Notes over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

(vii)     the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

(viii)     the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that

(A)     the trust funds will not be subject to any rights of holders of Senior Indebtedness, including without limitation those arising under the Indenture, and

(B)     assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the deposit and that no Holder of the Notes is an insider of the Company, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

(ix)     certain other customary conditions precedent are satisfied.

Notwithstanding the foregoing, the opinion of counsel required by clause (ii) above with respect to Legal Defeasance need not be delivered if all Notes not heretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(i)     either

(a)     all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or

(b)     all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

          (ii)     the Company has paid all other sums payable under the Indenture by the Company; and

          (iii)     the Company has delivered to the Trustee an Officers’ Certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Use of Trust Moneys

All Trust Moneys shall at the direction of the Company be applied by the Trustee from time to time to the payment of the principal of (at a purchase price equal to 100% of the principal amount of the relevant Notes) and interest on any Notes at maturity or upon redemption or to the purchase of Notes upon tender or

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in the open market or at private sale or upon any exchange or in any one or more of such ways, in each case in compliance with the Indenture.

The Trustee shall be entitled to apply any Trust Moneys to the cure of any Default or Event of Default under the Indenture. Trust Moneys deposited with the Trustee shall be invested in Cash Equivalents pursuant to the direction of the Company and, so long as no Event of Default shall have occurred and be continuing, the Company shall be entitled to any interest or dividends accrued, earned or paid on such Cash Equivalents.

Reports to Holders

The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish the Holders of Notes:

(1)     all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company, if any) and, with respect to the annual information only, a report thereon by the Company’s certified independent accounts; and

          (2)     all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission’s rules and regulations.

In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Modification of the Indenture

From time to time, the Company, the Guarantors and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an Opinion of Counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder of the Notes affected thereby, no amendment may, directly or indirectly:

(i)     reduce the amount of Notes whose Holders must consent to an amendment;

(ii)     reduce the rate of or change the time for payment of interest, including defaulted interest, on any Notes;

(iii)     reduce the principal of or change the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor;

(iv)     make any Notes payable in money other than that stated in the Notes;

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          (v)     make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and premium and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of the Notes to waive Defaults or Events of Default;

          (vi)     after the Company’s obligation to purchase Notes thereunder arises, amend, modify or change the obligation of the Company to make or consummate a Change of Control Offer, or, an Asset Sale Offer, or waive any default in the performance thereof or modify any of the provisions or definitions with respect to any Change of Control Offer or Asset Sale Offer; or

          (vii)     modify the provisions or definitions with respect to subordination or ranking of the Notes or any Guarantee in a way that adversely affects the Holders of Notes; or

          (viii)     release any Guarantor that is a Significant Subsidiary from any of its obligations under its Guarantee or the Indenture otherwise in accordance with the terms of the Indenture.

No amendment of, or supplement or waiver to, the Indenture shall adversely affect the rights of the holders of any Senior Indebtedness or Guarantor Senior Indebtedness under the subordination provisions of the Indenture (including any defined terms as used therein) without the consent of each holder of Senior Indebtedness or Guarantor Senior Indebtedness affected thereby.

Governing Law

The Indenture provides that it, the Notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for obligations of the Company or the Guarantors under the Notes, the Indenture, the Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Indebtedness” of any Person means Indebtedness of another Person and any of its Subsidiaries existing at the time such other Person becomes a Restricted Subsidiary of the referent Person or at the time it merges or consolidates with the referent Person or any of the referent Person’s Subsidiaries or

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assumed by the referent Person or any Subsidiary of the referent Person in connection with the acquisition of assets from such other Person and in each case not incurred by the referent Person or any Subsidiary of the referent Person or such other Person in connection with, or in anticipation or contemplation of, such other Person becoming a Restricted Subsidiary of the referent Person or such acquisition, merger or consolidation.

“Affiliate” means, when used with reference to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, the referent Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct or cause the direction of management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Affiliate Transaction” has the meaning set forth in “ —Certain Covenants—Limitation on Transactions with Affiliates.”

“Asset Acquisition” means (a) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (b) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other disposition by the Company or by any of its Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than to the Company or to a direct or indirect Wholly-Owned Restricted Subsidiary of the Company of (i) any Capital Stock of any Restricted Subsidiary of the Company or (ii) any other property or assets of the Company or of any Restricted Subsidiary of the Company, other than with respect to this clause (ii) any such sale, conveyance, transfer, lease, assignment or other disposition of inventory or obsolete equipment in the ordinary course of business; provided, however, that Asset Sales shall not include:

(a)     a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $1,000,000,

(b)     the sale, conveyance, transfer, lease, assignment or other disposition of all or substantially all of the assets of the Company as permitted under “Merger, Consolidation and Sale of Assets,” and

(c)     sales or grants of licenses to use patents, trade secrets, know-how and technology of the Company and its Restricted Subsidiaries to the extent that such license does not prohibit the licensor from using the patent, trade secret, know-how or technology.

“Asset Sale Offer” has the meaning set forth in “ — Certain Covenants — Limitation on Asset Sales.”

“Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the board of directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” means any day other than a Saturday, Sunday or any day which banking institutions in the City of New York are required or authorized by law or other governmental action to be closed.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person to pay rent or other amounts under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Capital Stock” means

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(i)     with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and

(ii)     with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

“Cash Equivalents” means:

          (i)     marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

          (ii)     marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Corporation (“S&P”) or Moody’s Investors Service, Inc.

          (iii)     commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

          (iv)     certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250,000,000 and at the time of purchase received one of the three highest ratings from S&P and Moody’s; and

          (v)     repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above;

provided that for purposes of the subordination provisions, the term “Cash Equivalents” shall not include obligations of the type referred to in clause (v).

“Change of Control” means the occurrence of one or more of the following events (whether or not approved by the Board of Directors of the Company):

(i)     the Company or any of its Restricted Subsidiaries, directly or indirectly, sells, assigns, conveys, transfers, leases or otherwise disposes of, in one transaction or a series of related transactions, all or substantially all of the property or assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis) to any Person or group (other than a Wholly-Owned Restricted Subsidiary of the Company) of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group of Persons”) other than one or more Permitted Holders; or

(ii)     the adoption of any plan of liquidation or dissolution of the Company (whether or not in compliance with the provisions of the Indenture); or

(iii)     if Holdings or the Company shall then have a class of Capital Stock registered under Section 12(b) or 12(g) of the Exchange Act, a “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act (other than the Company or one or more Permitted Holders)) becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of Capital Stock of the Company representing at least 50% of the voting power of the Capital Stock of the Company; or

(iv)     the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors. For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

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“Commodity Agreement” means any commodity futures contract, commodity option or other similar agreement or arrangement.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, with respect to any Person, for any period, the sum (without duplication) of:

(i)     Consolidated Net Income plus

(ii)     to the extent that any of the following shall have been taken into account in determining Consolidated Net Income:

(A)     all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period, Consolidated Interest Expense and depreciation and amortization expense;

(B)     the amount of any non-cash restructuring reserve or charge recorded during such period in accordance with GAAP;

(C)     fees permitted to be paid pursuant to clause (xii) of the Indenture provisions set forth under “ — Certain Covenants — Limitation on Transactions with Affiliates”;

(D)     due diligence and transaction expenses related to the Merger, including payments under any management phantom equity plan terminated in connection therewith and any expense associated with the exercise of options;

(E)     solely for periods ending on or prior to September 30, 2004, lease renegotiation savings relating to the Southbridge, Massachusetts facility; and

(F)     other non-cash items (other than non-cash interest) reducing Consolidated Net Income, other than any non-cash item which requires the accrual of or a reserve for cash charges for any future period, less other non-cash items increasing Consolidated Net Income, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in conformity with GAAP.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters for which financial information is available (the “Four Quarter Period”) ending on or prior to the date of the transaction or event giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the “Transaction Date”) (but in no event ending more than 135 days prior to the date of such transaction or event) to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(i)     the Incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any Incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the Incurrence or repayment of Indebtedness in the ordinary course of business pursuant to working capital facilities, at any time subsequent to the first day of the Four Quarter Period and on or prior to the Transaction Date, as if such Incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period,

(ii)     any asset sales or Asset Acquisitions or mergers or consolidations permitted under “ —Certain Covenants—Merger, Consolidation and Sale of Assets” (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person which becomes a Restricted Subsidiary as a result of any such Asset Acquisition) Incurring Acquired Indebtedness) which occurred at any time subsequent to the

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first day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the Incurrence of any such Indebtedness or Acquired Indebtedness) occurred on the first day of the Four Quarter Period (adjusting for, in the case of an Asset Acquisition or merger or consolidation permitted under “ —Certain Covenants—Merger, Consolidation and Sale of Assets,” any operating expense or cost reduction of such Person or the Person to be acquired which will be eliminated or realized, as the case may be, as a result of such Asset Acquisition, merger or consolidation and for which pro forma calculations may be made on a basis consistent with Regulation S-X under the Exchange Act). If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third person, the preceding sentence shall give effect to the Incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly Incurred or otherwise assumed such guaranteed Indebtedness.

          Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

(1)     interest on Indebtedness determined on a fluctuating basis as of the Transaction Date (including Indebtedness actually Incurred on the Transaction Date) and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

(2)     notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(i)     Consolidated Interest Expense (including amortization or write-off of deferred financing costs of such Person and its Restricted Subsidiaries during such period and any premium or penalty paid in connection with redeeming or retiring Indebtedness of such Person and its Restricted Subsidiaries prior to the stated maturity thereof pursuant to the agreements governing such Indebtedness) and

(ii)     the product of (x) the amount of all dividend payments on any series of Capital Stock (other than Qualified Capital Stock) of such Person and, to the extent permitted under the Indenture, its Restricted Subsidiaries (other than dividends paid in Qualified Capital Stock and other than dividends paid by a Restricted Subsidiary of such Person to such Person to a Wholly-Owned Restricted Subsidiary or such Person) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated Federal, state and local tax rate of such Person, expressed as a decimal.

“Consolidated Interest Expense” means, with respect to any Person for any period, the aggregate of the interest expense (without deduction of interest income) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, as determined in accordance with GAAP, and including, without duplication:

(a)     all amortization of original issue discount;

(b)     the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period;

(c)     net cash gain or loss under all Interest Swap Obligations (including amortization of fees);

(d)     all capitalized interest;

(e)     interest paid by the borrower during such period on debt which is guaranteed by such Person, and

(f)     the interest portion of any deferred payment obligations for such period.

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in

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accordance with GAAP; provided that there shall be excluded therefrom (to the extent otherwise included in Consolidated Net Income):

(a)     after-tax gains from Asset Sales or abandonments or reserves relating thereto,

(b)     after-tax items classified as extraordinary, unusual or nonrecurring gains or losses or reserves relating thereto,

(c)     the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise,

(d)     the net income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Restricted Subsidiary of the referent Person by such Person,

(e)     any restoration to income of any reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date,

(f)     income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued),

(g)     in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets,

(h)     any increase in cost of sales resulting from the write-up of inventory in accordance with the purchase accounting treatment of the Merger, or any costs associated with the application of purchase accounting, and

(i)     any impact from the cumulative effect of changes in accounting principles.

“Consolidated Net Tangible Assets” means the total amount of assets (less accumulated depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under GAAP) that under GAAP are included on a balance sheet of the Company and its Subsidiaries after deducting therefrom all goodwill, trade names, trademarks, patents, favorable lease rights, unamortized debt discount and expense and other like intangibles, which in each such case would be so included on such balance sheet, net of accumulated amortization.

“Continuing Director” means, as of the date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors subsequent to such date with the affirmative vote of a majority of the Continuing Directors who were members of such Board at the time of such election or nomination.

“Currency Agreement” means any foreign exchange contract, currency swap or similar agreement.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Designated Senior Indebtedness” means (i) Indebtedness under or in respect of the Senior Bank Facilities and (ii) any other Indebtedness constituting Senior Indebtedness which, at the time of determination, has an aggregate principal amount of at least $25,000,000 and is specifically designated in the instrument evidencing such Senior Indebtedness as “Designated Senior Indebtedness” by the Company.

“Disqualified Capital Stock” means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event (other than an event which would constitute a Change of Control), (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except upon the occurrence of a Change of Control), in whole or in part, on or prior to the final maturity date of the Notes, or (ii) is convertible into or exchangeable for (whether at the option of the issuer or the

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holder thereof) (a) debt securities or (b) any Capital Stock referred to in (i) above, in each case at any time prior to the final maturity of the Notes; provided, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such final maturity date shall be deemed to be Disqualified Capital Stock.

“Event of Default” has the meaning set forth in “ —  Events of Default.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended or any successor statute or statutes thereto.

“fair market value” or “fair value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length transaction between an informed and willing seller and an informed and willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company.

“Financial Advisor” means an accounting, appraisal or investment banking firm that is, in the reasonable and good faith judgment of the board of directors of the Company, qualified to perform the task for which such firm has been engaged.

“Four Quarter Period” has the meaning set forth in the definition of “Consolidated Fixed Charge Coverage Ratio.”

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

“Guarantee” means a guarantee of the Notes by a Guarantor.

“Guarantor” means (1) each of Cabot Safety Intermediate Corporation and VH Industries, Inc.; and (2) each of the Company’s Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

“Guarantor Senior Indebtedness” means, with respect to any Guarantor, the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of, or guaranteed by, a Guarantor, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Guarantee of such Guarantor.

Notwithstanding the foregoing, “Guarantor Senior Indebtedness” shall not include

(i)     any Indebtedness, if the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to any Indebtedness of such Guarantor,

(ii)     any Indebtedness of such Guarantor to a Subsidiary of such Guarantor,

(iii)     Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of such Guarantor or any Subsidiary of such Guarantor (including, without limitation, amounts owed for compensation),

(iv)     Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services,

(v)     Indebtedness represented by Disqualified Capital Stock,

(vi)     any liability for federal, state, local or other taxes owed or owing by such Guarantor,

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(vii)     Indebtedness to the extent incurred in violation of the Indenture provisions set forth under “ —  Certain Covenants — Limitation on Indebtedness” (but, as to any such Indebtedness, no such violation shall be deemed to exist for purposes of this clause (vii) if the holder(s) of such obligation or their representative shall have received an Officers’ Certificate of the Company to the effect that the Incurrence of such Indebtedness does not (or, in the case of revolving credit Indebtedness, that the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture,

(viii)     any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of such Guarantor,

(ix)     Indebtedness evidenced by the Guarantees,

(x)     Indebtedness of such Guarantor that by operation of law is subordinate to any general unsecured obligations of such Guarantor,

(xi)     Capital Stock of such Guarantor, and

(xii)     Indebtedness which, when Incurred and without respect to any election under Section 1111(b) of Title 11 of the United States Code, is without recourse to such Guarantor.

“Holder” means a Person holding a Note.

“Holdings” means Aearo Corporation, a Delaware corporation.

“Incur” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and “Incurrence,” “Incurred,” “Incurrable” and “Incurring” shall have meanings correlative to the foregoing); provided, however, that any Indebtedness of a Person existing at the time such Person becomes (after the Issue Date) a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) of the Company shall be deemed to be Incurred or issued, as the case may be, by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of the Company.

“Indebtedness” means, with respect to any Person, without duplication:

(i)     all Obligations of such Person for borrowed money,

(ii)     all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

(iii)     all Capitalized Lease Obligations of such Person,

(iv)     all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business),

(v)     all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than any letters of credit securing obligations entered into in the ordinary course of business to the extent such letters of credit are not drawn upon or, if drawn upon, such drawing is reimbursed within five business days following receipt of a demand for reimbursement following payment on such letters of credit),

(vi)     all Indebtedness of others (including all dividends of other Persons for the payment of which is) guaranteed, directly or indirectly, by such Person or that is otherwise its legal liability or which such Person has agreed to purchase or repurchase or in respect of which such Person has agreed contingently to supply or advance funds,

(vii)     net liabilities of such Person under Interest Swap Obligations and Currency Agreements,

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(viii)     all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any asset or property (including, without limitation, leasehold interests and any other tangible or intangible property) of such Person, whether or not such Indebtedness is assumed by such Person or is not otherwise such Person’s legal liability; provided that if the Obligations so secured have not been assumed by such Person or are otherwise not such Person’s legal liability, the amount of such Indebtedness for the purposes of this definition shall be limited to the lesser of the amount of such Indebtedness secured by such Lien and the fair market value of the assets or property securing such Lien, and

(ix)     all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends which do not increase the liquidation preference, if any.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the board of directors of the Company of such Disqualified Capital Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability reasonably expected to be Incurred upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided that (a) the amount outstanding at any time of any Indebtedness issued with original issue discount is the full amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP, and (b) “Indebtedness” shall exclude deferred compensation obligations.

“Interest Swap Obligations” means the obligations of any Person under any interest rate protection agreement, interest rate future, interest rate option, interest rate swap, interest rate cap or other interest rate hedge or arrangement.

“Investment” by any Person means any direct or indirect

(i)     loan, advance (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the books of such person) or other extension of credit or capital contribution (by means of transfers of cash or other property (valued at the fair market value thereof as of the date of transfer) to any other Person or payments for property or services for the account or use of any other Person, or otherwise);

(ii)     purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by any other Person (whether by merger, consolidation, amalgamation or otherwise and whether or not purchased directly from the Company of such securities or evidences of Indebtedness);

(iii)     assumption of any Indebtedness or any other obligation of any other Person (except for an assumption of Indebtedness for which the assuming Person receives consideration at the time of such assumption in the form of property or assets with a fair market value at least equal to the principal amount of the Indebtedness assumed); and

(iv)     all other items that would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP.

The amount of any Investment shall not be adjusted for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment.

“Issue Date” means the date of original issuance of the original notes, or April 7, 2004.

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“Lien” means, with respect to any Person, any mortgage, pledge, lien, encumbrance, easement, restriction, covenant, right-of-way, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property of such Person, or a security interest of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option, right of first refusal or other similar agreement to sell, in each case securing obligations of such Person and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statute or statutes) of any jurisdiction other than to reflect ownership by a third party of property leased to the referent Person or any of its Restricted Subsidiaries under a lease that is not in the nature of a conditional sale or title retention agreement).

“Net Cash Proceeds” means, in the case of any Asset Sale, the aggregate net proceeds received in the form of cash or Cash Equivalents by the Company or any of its Restricted Subsidiaries from such Asset Sale (except to the extent that such assets are sold with recourse to the Company) after (i) payment of any expenses, taxes, commissions and the like incurred in connection with such Asset Sale and (ii) payment in full of any Indebtedness secured by the asset or assets involved in such Asset Sale.

“Net Equity Proceeds” means (a) in the case of any sale by a Person of Qualified Capital Stock of such Person, the aggregate net cash proceeds received by such Person, after payment of expenses, commissions and the like (including, without limitation, brokerage, legal, financial consulting, accounting and investment banking fees and commissions) incurred in connection therewith, and (b) in the case of any exchange, exercise, conversion or surrender of any outstanding Indebtedness of the Company or any Restricted Subsidiary for or into shares of Qualified Capital Stock of the Company, the amount of such Indebtedness (or, if such Indebtedness was issued at an amount less than the stated principal amount thereof, the accrued amount thereof as determined in accordance with GAAP) as reflected in the consolidated financial statements of the Company prepared in accordance with GAAP as of the most recent date next preceding the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder of such Indebtedness to the Company or to any Wholly-Owned Restricted Subsidiary of the Company upon such exchange, exercise, conversion or surrender and less any and all payments made to the holders of such Indebtedness, and all other expenses incurred by the Company in connection therewith), in each case (a) and (b) to the extent consummated after the Issue Date; provided that the exchange, exercise, conversion or surrender of any Indebtedness which is subordinated (whether pursuant to its terms or by operation of law) to the Notes shall not be or be deemed to be included in Net Equity Proceeds.

“Obligations” means all obligations for principal, premium, interest (including interest accruing after the commencement of any bankruptcy or other like proceeding at the rate specified in any Senior Bank Facility, whether or not such interest is an allowed claim in any such proceeding), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any specified type of Indebtedness.

“Officers’ Certificate” means a certificate signed by two officers of the Company.

“Opinion of Counsel” means a written opinion from legal counsel which and who are acceptable to the Trustee and which may be an employee of the Company.

“Parent” means AC Safety Holding Corp., a Delaware corporation.

“Paying Agent” shall initially be the Trustee until a successor paying agent for the Notes is selected in accordance with the Indenture.

“payment default” has the meaning set forth in “ —  Events of Default.”

“Permitted Holders” means Bear Stearns Merchant Banking Partners II, L.P., Bear Stearns Merchant Banking Investors II, L.P., The BSC Employee Fund V, L.P., The BSC Employee Fund VI, L.P., Bear Stearns MB-PSERS II, L.P., Vestar Equity Partners, L.P., Vestar Capital Partners IV, L.P. and their respective Affiliates.

“Permitted Indebtedness” means, without duplication, each of the following:

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(i)     Indebtedness of the Company and its Restricted Subsidiaries under the Notes issued on the Issue Date and the Guarantees (and the exchange notes issued therefor and guarantees thereof), including Indebtedness in respect of Obligations of the Company to the Trustee;

(ii)     Indebtedness of the Company and its Restricted Subsidiaries incurred pursuant to the Senior Bank Facilities in an aggregate principal amount at any time outstanding not to exceed $175,000,000, less the amount of all mandatory principal payments actually made thereunder (which, in the case of any revolving credit facility, are accompanied by a corresponding permanent commitment reduction) as a result of the application of Net Cash Proceeds applied to repayments of Indebtedness in accordance with the covenant described under “ — Certain Covenants — Limitation on Asset Sales;”

(iii)     Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date;

(iv)     Indebtedness of the Company or any of its Restricted Subsidiaries under Currency Agreements or Commodity Agreements; provided, however, that such Currency Agreements or Commodity Agreements are entered into for non-speculative purposes;

(v)     Interest Swap Obligations of the Company or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into for non-speculative purposes and to the extent the notional principal amount of such Interest Swap Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

(vi)     Purchase Money Indebtedness and Capitalized Lease Obligations of the Company and its Restricted Subsidiaries incurred to acquire, lease or improve property (real or personal) in the ordinary course of business and any refinancings, renewals or replacements of any such Purchase Money Indebtedness or Capitalized Lease Obligation (subject to the limitations on the principal amount thereof set forth in this clause (i)), the principal amount of which Purchase Money Indebtedness and Capitalized Lease Obligations shall not in the aggregate at any one time outstanding exceed the greater of $10,000,000 and 5% of the Company’s Consolidated Net Tangible Assets as of the last day of the last full fiscal quarter for which financial information is available (which in each case may, but need not, be Incurred in whole or in part under the Senior Bank Facilities);

(vii)     additional Indebtedness of the Company or any of its Restricted Subsidiaries not to exceed $27,500,000 in aggregate principal amount outstanding at any time (which may, but need not be, Incurred in whole or in part under the Senior Bank Facilities);

(viii)     Indebtedness of a direct or indirect Restricted Subsidiary of the Company to the Company or to a direct or indirect Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or a direct or indirect Restricted Subsidiary of the Company in each case subject to no Lien held by a Person other than the Company or a direct or indirect Restricted Subsidiary of the Company; provided that if as of any date any Person other than the Company or a direct or indirect Restricted Subsidiary of the Company owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the Incurrence of Indebtedness not constituting Permitted Indebtedness by the Company of such Indebtedness;

(ix)     Indebtedness of the Company to a direct or indirect Restricted Subsidiary of the Company for so long as such Indebtedness is held by a direct or indirect Restricted Subsidiary of the Company in each case subject to no Lien; provided that (a) any Indebtedness of the Company to any direct or indirect Restricted Subsidiary of the Company that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the Indenture and the Notes, and (b) if as of any date any Person other than a direct or indirect Restricted Subsidiary of the Company owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the Incurrence of Indebtedness not constituting Permitted Indebtedness by the Company of such Indebtedness;

(x)     Refinancing Indebtedness;

(xi)     Indebtedness of any Person to the extent such Indebtedness constitutes Acquired Indebtedness of the Company; provided that (a) immediately after giving effect to such Person becoming a Restricted

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Subsidiary of the Company or merging or consolidating with the Company or any of its Restricted Subsidiaries (as if such existing Indebtedness were Incurred on the first day of the Four Quarter Period) the Company could Incur at least $1.00 of additional Indebtedness in accordance with the Consolidated Fixed Charge Coverage Ratio test of paragraph (b) of “ — Certain Covenants — Limitation on Indebtedness” and (b) such Indebtedness is without recourse to the Company or any of its Restricted Subsidiaries or to any of their respective properties or assets other than the Person or the assets to which such Indebtedness related prior to the time such Person becomes a Restricted Subsidiary of the Company or merges or consolidates with the Company or any of its Restricted Subsidiaries;

(xii)     Indebtedness consisting of take-or-pay obligations contained in supply agreements entered into in the ordinary course of business; and

(xiii)     Indebtedness of any foreign Subsidiary in an aggregate principal amount outstanding not to exceed $10,000,000.

“Permitted Investments” means

(a)     investments in cash and Cash Equivalents;

(b)     investments by the Company or by any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a direct or indirect Restricted Subsidiary of the Company or that will merge or consolidate with the Company or a Restricted Subsidiary of the Company; provided that for purposes of calculating at any date the aggregate amount of Restricted Payments made since the Issue Date under “ — Certain Covenants — Limitation on Restricted Payments,” such Investment shall be a Permitted Investment (and, therefore, not a Restricted Payment) only so long as any such Restricted Subsidiary in which the Investment has been made meets the conditions set forth in this clause (b);

(c)     any Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations in respect of the Notes and the Indenture;

(d)     investments made by the Company or by its Restricted Subsidiaries as a result of dispositions of assets which do not constitute Asset Sales as defined herein;

(e)     payroll, travel and similar advances to employees to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(f)     loans or advances to employees, suppliers or customers made in the ordinary course of business consistent with past practices of the Company or any Restricted Subsidiary;

(g)     stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(h)     the non-cash portion of the consideration received in an Asset Sale;

(i)     investments made on or prior to the Issue Date;

(j)     Currency Agreements, Commodity Agreements and Interest Swap Obligations entered into in the ordinary course of business and otherwise in compliance with the Indenture;

(k)     investments of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time such Person merges or consolidates with the Company or any of its Restricted Subsidiaries, in either case in compliance with the Indenture so long as such Investments were not made by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such merger or consolidation;

(l)     investments in the Notes;

(m)     loans made on the Issue Date to the members of management and key employees of the Company and its Subsidiaries who are acquiring shares of Common Stock of Holdings on the Issue Date

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the proceeds of which are used to purchase Common Stock of Holdings in connection with the acquisition of Aearo Corporation in an amount not to exceed in the aggregate $2,500,000;

(n)     investments in an aggregate amount, as valued at the time each such Investment is made, not exceeding $20,000,000 for all such Investments from and after the Issue Date; provided, that the amount available for Investments to be made pursuant to this clause (k) shall be increased from time to time to the extent any return on capital is received by the Company or a Restricted Subsidiary on any Permitted Investment previously made in reliance on this clause (n); and

(o)     investments acquired in exchange for, or out of the proceeds of (i) a substantially concurrent contribution to the Company’s common equity capital and (ii) a substantially concurrent offering of the Company’s Qualified Capital Stock (which proceeds of any such contribution or offering shall not have been, and shall not be, included in clause (iii) of the first paragraph under “ — Certain Covenants — Limitation on Restricted Payments”).

“Permitted Junior Securities” means debt or equity securities of the Company or any successor corporation issued pursuant to a plan or reorganization or readjustment of the Company that are subordinated to the payment of all then outstanding Senior Indebtedness of the Company at least to the same extent that the Notes are subordinated to the payment of all Senior Indebtedness of the Company on the Issue Date, so long as:

(1)     the effect of the use of this defined term in the subordination provisions contained in the Indenture is not to cause the Notes to be treated as part of:

(a)     the same class of claims as the Senior Indebtedness of the Company; or

(b)     any class of claims pari passu with, or senior to, the Senior Indebtedness of the Company for any payment or distribution in any case or proceeding or similar event relating to the liquidation, insolvency, bankruptcy, dissolution, winding up or reorganization of the Company; and

(2)     to the extent that any Senior Indebtedness of the Company outstanding on the date of consummation of any such plan of reorganization or readjustment is not paid in full in cash or Cash Equivalents (other than Cash Equivalents of the type referred to in clauses (iv) and (v) of the definition thereof) on such date, either:

(a)     the holders of any such Senior Indebtedness not so paid in full in cash or Cash Equivalents (other than Cash Equivalents of the type referred to in clauses (iv) and (v) of the definition thereof) have consented to the terms of such plan of reorganization or readjustment; or

(b)     such holders receive securities which constitute Senior Indebtedness of the Company (which are guaranteed pursuant to guarantees constituting Senior Indebtedness of each Guarantor) and which have been determined by the relevant court to constitute satisfaction in full in money or money’s worth of any Senior Indebtedness of the Company (and any related Senior Indebtedness of the Guarantors) not paid in full in cash or Cash Equivalents (other than Cash Equivalents of the type referred to in clauses (iv) and (v) of the definition thereof).

“Permitted Liens” means, without duplication, each of the following:

(i)     pledges or deposits by such Person under worker’s compensation laws, unemployment insurance laws or other types of social security and similar legislation (other than the Employee Retirement Income Security Act of 1974, as amended), or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such person is a party, or deposits to secure public statutory obligations of such person or deposits to secure surety or appeal bonds to which such person is a party, or deposits as security for contested taxes or import duties or for the payment of rent;

(ii)     Liens imposed by law, such as landlords’, carriers’, warehousemen’s and mechanics’ Liens or bankers’ Liens incurred in the ordinary course of business for sums which are not yet due or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which adequate provision has been made;

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          (iii)     Liens for taxes not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, if adequate reserve, as may be required by generally accepted accounting principles, shall have been made therefor;

          (iv)     Liens in favor of issuers of surety bonds or appeal bonds issued pursuant to the request of and for the account of such person in the ordinary course of its business;

          (v)     Liens to support trade letters of credit issued in the ordinary course of business;

          (vi)     survey exceptions, encumbrances, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions on the use of real property;

          (vii)     Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default;

          (viii)     Liens in favor of the Company;

          (ix)     Liens with respect to Acquired Indebtedness Incurred in accordance with “ — Certain Covenants — Limitation on Indebtedness;” provided that (A) such Liens secured such Acquired Indebtedness at the time of and prior to the Incurrence of such Acquired Indebtedness by the Company and were not granted in connection with, or in anticipation of, the Incurrence of such Acquired Indebtedness by the Company and (B) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the Incurrence of such Acquired Indebtedness by the Company;

          (x)     Liens to secure Purchase Money Indebtedness and Capitalized Lease Obligations that are permitted under the Indenture; provided that

(a)     with respect to any Purchase Money Indebtedness, any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including sales and excise taxes, installation and delivery charges and other direct costs of, and other direct expenses paid or charged in connection with, such purchase, construction or improvement) of the item of Property that is the subject of such Purchase Money Indebtedness or Capitalized Lease Obligation,

(b) with respect to any Purchase Money Indebtedness, the principal amount of the Indebtedness secured by such Lien does not exceed 100% of the fair market value (or, if less, such costs) of the item of Property that is the subject of such Purchase Money Indebtedness, and

(c)     such Lien does not extend to or cover any Property other than the item of Property that is the subject of such Purchase Money Indebtedness or Capitalized Lease Obligation, as the case may be, and any improvements on such item;

(xi)     Liens on the property or assets of a Person that becomes a Restricted Subsidiary after the Issue Date to the extent that such Liens are existing at the time such Person became a Restricted Subsidiary of the Company and were not granted as a result of, in connection with or in anticipation of, such Person becoming a Restricted Subsidiary of the Company; provided that (A) the Indebtedness (if any) secured thereby is Incurred in accordance with the Indenture and (B) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets so acquired;

(xii)     Liens to secure Capitalized Lease Obligations in respect of Sale and Leaseback Transactions on property or assets of the Company to the extent consummated in compliance with the Indenture; provided that such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets subject to such Capitalized Lease Obligation;

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(xiii)     Liens in respect of Refinancing Indebtedness; provided that such Liens in respect of such Refinancing Indebtedness (A) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and (B) do not extend to or cover any properties or assets of the Company or of any of its Restricted Subsidiaries, other than the property or assets that secured the Indebtedness being Refinanced;

(xiv)     Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

(xv)     Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(xvi)     Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company, including rights of offset and set-off;

(xvii)     Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

(xviii)     Liens securing Indebtedness under Currency Agreements; and

(xix)     Liens securing any Senior Indebtedness, including Indebtedness under the Senior Bank Facilities.

“Person” means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or distributions or redemptions or upon liquidation.

“Purchase Money Indebtedness” means any Indebtedness incurred by a Person to finance, within 270 days from incurrence, the cost, including the cost of construction, of an item of Property acquired or improved in the ordinary course of business, the principal amount of which Indebtedness does not exceed the sum of

(a)     100% of such cost; and

(b)     reasonable fees and expenses of such Person incurred in connection therewith.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means (A) any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness initially Incurred in accordance with the Consolidated Fixed Charge Coverage Ratio test of paragraph (b) of “ — Certain Covenants — Limitation on Indebtedness” or pursuant to clauses (i), (iii), (x) or (xi) of the definition of Permitted Indebtedness or (B) any Refinancing by any Restricted Subsidiary of the Company of Indebtedness Incurred by such Restricted Subsidiary in accordance with clause (xi) of the definition of Permitted Indebtedness, in each case (A) and (B) that does not:

(1)     result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing) or

(2)     create Indebtedness with (A) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (B) a final maturity earlier

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than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company, (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes or any Guarantee, then such Refinancing Indebtedness shall be subordinate to the Notes or such Guarantee, as the case may be, at least to the same extent and in the same manner as the Indebtedness being Refinanced and (z) such Refinancing Indebtedness is not Incurred more than three months prior to the complete retirement and defeasance of the Indebtedness being Refinanced with the proceeds thereof.

“Registrar” shall initially mean the Trustee until a successor registrar for the Notes is scheduled in accordance with the Indenture.

“Related Business Investment” means any Investment, capital expenditure or other expenditure by the Company or any of its Restricted Subsidiaries which is the same, similar ancillary, complementary or related to the business of the Company and its Restricted Subsidiaries as it is conducted on the date, of the Asset Sale giving rise to the Net Cash Proceeds to be reinvested.

“Representative” means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Indebtedness; provided that if, and for so long as, any Designated Senior Indebtedness lacks such a representative, then the Representative for such Designated Senior Indebtedness shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Indebtedness in respect of any Designated Senior Indebtedness.

“Restricted Subsidiary” of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

“Revolving Credit Facility” means collectively (i) the revolving credit facility under the Senior Bank Facilities and (ii) any one or more other revolving credit or letter of credit facilities of the Company and its Subsidiaries under which the amount available to be drawn or extended is made available for working capital purposes.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of the Company of any property, whether owned by the Company or any Restricted Subsidiary of the Company at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

“Senior Bank Facilities” means the Credit Agreement dated the Issue Date among the Company as borrower, the lenders party thereto from time to time, the arrangers listed therein and Deutsche Bank AG, New York Branch, as administrative agent, Bear Stearns Corporate Lending, as syndication agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement (including increasing the amount of available borrowings thereunder) or adding additional borrowers thereunder or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

“Senior Indebtedness” means (i) the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of the Company, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, “Senior Indebtedness” shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing

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of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:

(x)     all monetary obligations of every nature of the Company under the Senior Bank Facilities, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities,

(y)     all Interest Swap Obligations and

(z)     all obligations under Currency Agreements, in each case whether outstanding on the Issue Date or thereafter incurred.

Notwithstanding the foregoing, Senior Indebtedness shall not include:

(i)     any Indebtedness, if the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the Notes,

(ii)     any Indebtedness of the Company to a Subsidiary of the Company,

(iii)     Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of the Company or any Subsidiary (including, without limitation, amounts owed for compensation),

(iv)     Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services,

(v)     Indebtedness represented by Disqualified Capital Stock,

(vi)     any liability for federal, state, local or other taxes owed or owing by the Company,

(vii)     Indebtedness to the extent incurred in violation of the Indenture provisions set forth under “ — Certain Covenants — Limitation on Indebtedness” (but, as to any such Indebtedness, no such violation shall be deemed to exist for purposes of this clause (vii) if the holder(s) of such obligation or their representative shall have received an Officers’ Certificate of the Company to the effect that the Incurrence of such Indebtedness does not (or, in the case of revolving credit Indebtedness, that the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture,

(viii)     any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Company,

(ix)     Indebtedness evidenced by the Notes,

(x)     Indebtedness of the Company that by operation of law is subordinate to any general unsecured obligations of the Company,

(xi)     Capital Stock of the Company, and

(xii)     Indebtedness which, when Incurred and without respect to any election under Section 1111(b) of Title 11 of the United States Code, is without recourse to the Company.

“Significant Subsidiary” means each subsidiary of the Company that is a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X under the Exchange Act.

“Subsidiary”, with respect to any Person, means:

(i)     any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or

(ii)     any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

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“Trust Moneys” means all cash or Cash Equivalents received by the Trustee for application under the Indenture as provided in the Indenture or the disposition of which is not otherwise specifically provided for in the Indenture; provided that Trust Moneys shall in no event include any property deposited with the Trustee for any Change of Control Offer or redemption or defeasance of any Notes.

“Unrestricted Subsidiary” of any Person means:

(1)     any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2)     any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that:

(1)     the Company certifies to the Trustee that such designation complies with “ — Certain Covenants — Limitation on Restricted Payments;” and

(2)     each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

For purposes of making the determination of whether any such designation of a Subsidiary as an Unrestricted Subsidiary complies with “ — Certain Covenants — Limitation on Restricted Payments,” the portion of the fair market value of the net assets of such Subsidiary of the Company at the time that such Subsidiary is designated as an Unrestricted Subsidiary that is represented by the interest of the Company and its Restricted Subsidiaries in such Subsidiary, in each case as determined in good faith by the Board of Directors of the Company, shall be deemed to be an Investment. Such designation will be permitted only if such Investment would be permitted at such time under “ — Certain Covenants — Limitation on Restricted Payments.”

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

          (1)     immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with “ — Certain Covenants — Limitation on Indebtedness;” and

          (2)     immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years (calculated to the nearest one-twelfth) obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the total of the product obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly-Owned Restricted Subsidiary” of any Person means any Wholly-Owned Subsidiary of such Person which at the time of determination is a Restricted Subsidiary of such Person.

“Wholly-Owned Subsidiary” of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than any directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) which normally have the right to vote in the election of directors are at the time owned directly or indirectly by such Person or any wholly-owned Subsidiary of such Person.

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BOOK-ENTRY; DELIVERY AND FORM

The Notes will be issued in the form of one or more fully registered notes in global form (“Global Notes”). Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.”

So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the Indenture.

Depository Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participants and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by it:

1.	upon deposit of the Global Notes, DTC will credit the accounts of participants with portions of the principal amount of the Global Notes; and

2.
ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

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Except as described below, owners of an interest in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

1.
any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the Global Notes; or

2.	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its participants.

Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for a definitive note in registered certificated form (a “Certificated Note”) if:

1.
DTC (A) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and DTC fails to appoint a successor depository or (B) has ceased to be a clearing agency registered under the Exchange Act;

2.	the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

3.	there has occurred and is continuing a Default with respect to the Notes.

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In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material United States federal income tax consequences of the exchange of notes for registered notes, but does not purport to be a complete analysis of all the potential tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. This summary is limited to the tax consequences of those persons who are original beneficial owners of the notes and who hold such notes as capital assets within the meaning of Section 1221 of the Code, which we refer to as “Holders”. This summary does not purport to deal with all aspects of United States federal income taxation that might be relevant to particular Holders in light of their particular investment circumstances or status, nor does it address specific tax consequences that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, expatriates, tax-exempt organizations and persons that have a functional currency other than the United States Dollar or persons in special situations, such as those who have elected to mark securities to market or those who hold notes as part of a straddle, hedge, conversion transaction or other integrated investment). In addition, this summary does not address United States federal alternative minimum tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

This summary is for general information only. Prospective purchasers of the notes are urged to consult their tax advisors concerning the United States federal income taxation and other tax consequences to them of acquiring, owning and disposing of the notes, as well as the application of state, local and foreign income and other tax laws.

United States Federal Income Taxation of U.S. Holders

Exchange of Notes

The exchange of notes for registered notes in the exchange offer should not constitute a material modification of the terms of the notes and thus should not constitute a taxable event for Holders. Consequently, a Holder should not recognize gain upon receipt of registered notes in exchange for notes in the exchange offer, the Holder’s basis in the registered note received in the exchange offer should be the same as its basis in the corresponding notes immediately before the exchange and the Holder’s holding period in the registered notes should include its holding period in the original notes.

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PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until October 11, 2004 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal delivered with this prospectus states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes and the guarantees will be passed upon for us by O’Melveny & Myers LLP, New York, New York.

EXPERTS

The consolidated financial statements as of September 30, 2003 and 2002, and for each of the three years in the period ended September 30, 2003, included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the method of accounting for goodwill and other intangible assets as discussed in Note 2 to the consolidated financial statements), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-4 that we have filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the exchange notes, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that you find important, you should review the full text of these documents. We have filed these documents as exhibits to our registration statement.

The registration statement (including the exhibits and schedules thereto) and the periodic reports and other information that we file with the SEC may be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of such material from the SEC by mail at prescribed rates. You should direct requests to the SEC’s Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the SEC maintains a website (http://www.sec.gov) that contains such reports and other information filed by us.

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AEARO COMPANY I’S

INDEX TO FINANCIAL STATEMENTS

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Aearo Company I:

We have audited the accompanying consolidated balance sheets of Aearo Company I and subsidiaries (the “Company”) as of September 30, 2003 and 2002, and the related consolidated statements of operations, stockholder’s equity and cash flows for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aearo Company I and subsidiaries as of September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003, in conformity with the accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2003, the Company changed its method of accounting for goodwill and other intangible assets.

DELOITTE & TOUCHE LLP

Indianapolis, Indiana
June 7, 2004

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AEARO COMPANY I AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands, Except Share Amounts)

	September 30,	September 30,
	2002	2003

Assets
Current Assets:
Cash and cash equivalents	$14,480	$7,301
Accounts receivable (net of reserve for doubtful accounts of $1,524 and $1,358, respectively)	46,478	49,146
Inventories	33,161	37,269
Deferred and prepaid expenses	3,449	7,321

Total current assets	97,568	101,037

Long Term Assets:
Property, plant and equipment, net	48,096	48,869
Goodwill, net	67,821	81,770
Other intangible assets, net	54,158	57,887
Other assets	2,526	3,953

Total Assets	$270,169	$293,516

Liabilities
Current Liabilities:
Current portion of long-term debt	$12,847	$17,767
Accounts payable and accrued liabilities	36,410	44,043
Accrued interest	2,568	2,566
U.S. and foreign income taxes	965	1,746

Total current liabilities	52,790	66,122

Long-term debt	182,715	180,786
Due to parent	208	208
Deferred income taxes	800	1,608
Other liabilities	12,129	11,334

Total Liabilities	248,642	260,058

Commitments and contingencies
Stockholder’s Equity:
Common stock $.01 par value —
Authorized — 100 shares
Issued and outstanding — 100 and 100, respectively	—	—
Additional paid-in-capital	32,531	32,531
Retained earnings	6,532	7,713
Accumulated other comprehensive loss	(17,536)	(6,786)

Total Stockholder’s Equity	21,527	33,458

Total Liabilities and Stockholder’s Equity	$270,169	$293,516

The accompanying notes are an integral part of these consolidated financial statements.

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AEARO COMPANY I AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in Thousands)

	Years Ended September 30,
	2001	2002	2003

Net sales	$283,862	$286,867	$316,428
Cost of sales	152,849	150,897	164,289
Restructuring charges (income)	2,364	(500)	(270)

Gross profit	128,649	136,470	152,409

Selling and administrative	87,286	91,903	101,257
Research and technical services	5,162	5,740	6,402
Amortization expense	6,530	6,293	267
Other charges, net	680	1,475	1,737
Restructuring charges (income)	9,077	(100)	—

Operating income	19,914	31,159	42,746
Interest income	(114)	(175)	(107)
Interest expense	23,869	20,266	19,563

Income (loss) before provision for (benefit from) income taxes	(3,841)	11,068	23,290
Provision for (benefit from) income taxes	(1,907)	1,774	2,603

Net income (loss)	$(1,934)	$9,294	$20,687

The accompanying notes are an integral part of these consolidated financial statements.

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AEARO COMPANY I AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY
(Dollars in Thousands)

	Common		Additional Paid in	Retained Earnings	Accumulated Other Comprehensive		Comprehensive Income
	Shares	Amount	Capital	(Deficit)	Loss	Total	(Loss)

Balance, October 1, 2000	100,000	$1	$32,530	$(828)	$(15,751)	$15,952
Foreign currency translation adjustment	—	—	—	—	(4,252)	(4,252)	$(4,252)
Unrealized loss on derivative instruments	—	—	—	—	(22)	(22)	(22)
Net loss	—	—	—	(1,934)	—	(1,934)	(1,934)

Comprehensive loss	—	—	—	—	—		$(6,208)

Balance, September 30, 2001	100,000	1	32,530	(2,762)	(20,025)	9,744

Foreign currency translation adjustment	—	—	—	—	4,758	4,758	$4,758
Unrealized gain on derivative instruments	—	—	—	—	22	22	22
Net minimum pension liability adjustment	—	—	—	—	(2,291)	(2,291)	(2,291)
Net income	—	—	—	9,294	—	9,294	9,294

Comprehensive loss			—	—			$11,783

Balance, September 30, 2002	100,000	1	32,530	6,532	(17,536)	21,527

Unrealized loss on derivative instruments	—	—	—	—	(390)	(390)	$(390)
Foreign currency translation adjustment	—	—	—	—	9,080	9,080	9,080
Net minimum pension liability adjustment	—	—	—	—	2,060	2,060	2,060
Dividend to parent				(19,506)		(19,506)
Net income	—	—	—	20,687	—	20,687	20,687

Comprehensive income	—	—	—	—	—	—	$31,437

Balance, September 30, 2003	100,000	$1	$32,530	$7,713	$(6,786)	$33,458

The accompanying notes are an integral part of these consolidated financial statements.

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AEARO COMPANY I AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Years Ended September 30,
	2001	2002	2003

Cash Flows from Operating Activities:
Net income (loss)	$(1,934)	$9,294	$20,687
Adjustments to reconcile net income (loss) to cash provided by operating activities —
Depreciation	10,123	10,958	11,102
Amortization	8,715	7,848	1,775
Deferred income taxes	(101)	401	(986)
Provision for restructuring charges	11,441	(600)	(270)
Other non-cash items, net	(2,993)	550	395
Changes in assets and liabilities, net of effects of acquisitions—
Accounts receivable, net	1,210	(25)	1,067
Inventories	1,758	(5)	(443)
Accounts payable and accrued liabilities	(5,429)	(1,994)	4,672
Income taxes, net	(2,957)	(1,441)	635
Other	1,616	1,553	(1,934)

Net cash provided by operating activities	21,449	26,539	36,700

Cash Flows from Investing Activities:
Cash paid for acquisitions, net of cash acquired	—	(9,515)	(12,600)
Additions to property, plant and equipment	(7,799)	(8,232)	(9,886)
Proceeds provided by disposals of property, plant and equipment	38	13	28

Net cash used by investing activities	(7,761)	(17,734)	(22,458)

Cash Flows from Financing Activities:
Dividend to parent	—	—	(19,506)
Due to parent	250	(83)	—
Debt issuance costs	—	—	(3,990)
(Repayment of) issuance of senior subordinated notes	—	(2,000)	—
(Repayment of) proceeds from revolving credit facility, net	(10,000)	—	11,650
(Repayment of) proceeds from of term loans	11,700	(8,178)	(12,826)
Repayment on capital lease obligations	—	(143)	(224)
Repayment of other long-term debt	(222)	(215)	(107)

Net cash (used in) provided by financing activities	1,728	(10,619)	(25,003)

Effect of Exchange Rate Changes on Cash	(678)	(1,939)	3,582

Net increase (decrease) in cash and cash equivalents	14,738	(3,753)	(7,179)
Cash and cash equivalents, beginning of year	3,495	18,233	14,480

Cash and cash equivalents, end of year	$18,233	$14,480	$7,301

Non Cash Investing and Financing Activities:
Capital Lease Obligations	$—	$1,421	$430

Cash Paid for:
Interest	$22,023	$18,697	$18,096
Income Taxes	$1,983	$2,649	$1,444

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

Aearo Company I, and its direct wholly owned subsidiaries, doing business as Aearo Company, a Delaware corporation (collectively referred to herein as the “Company”), manufactures and sells products through three reportable segments. The Company’s segments are Safety Products, Safety Prescription Eyewear and Specialty Composites. The Safety Products segment manufactures and sells hearing protection devices, non-prescription safety eyewear, face shields, reusable and disposable respirators, hard hats and first aid kits under the brand names: AOSafety®, E-A-R®, and Peltor®. The Safety Prescription Eyewear segment manufactures and sells prescription eyewear products that are designed to protect the eyes from the typical hazards encountered in the industrial work environment. The Company’s Safety Prescription Eyewear segment purchases component parts (lenses and the majority of its frames) from various suppliers, grinds and shapes the lenses to the customer’s prescription, and then assembles the glasses using the customer’s choice of frame. The Specialty Composites segment manufactures and sells a wide array of energy-absorbing materials that are incorporated into other manufacturers’ products to control noise, vibration and shock.

The Company’s parent, Aearo Corporation, is a holding company and has no significant assets or liabilities other than its ownership interest of 100% of the capital stock of Aearo Company I and $15.0 million of debt which was redeemed on April 7, 2004. Aearo Corporation was formed by Vestar Equity Partners, L.P. (“Vestar”) and Cabot Corporation (“Cabot”) in June 1995 to effect the acquisition of substantially all of the assets and liabilities of Cabot Safety Corporation and certain affiliates, all of which were wholly owned by Cabot, (the “Formation Acquisition”).

On March 10, 2004, Aearo Corporation entered into a merger agreement with AC Safety Holding Corp. and its subsidiary, AC Safety Acquisition Corp. Pursuant to the terms of the Merger Agreement on April 7, 2004, AC Safety Acquisition Corp merged with and into Aearo Corporation with Aearo Corporation surviving the merger as a wholly-owned subsidiary of AC Safety Holding Corp. (See Note 17.)

2. Significant Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements include accounts of Aearo Company I and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The significant accounting policies of the Company are described below.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassifications

Certain amounts included in the prior year’s consolidated financial statements have been reclassified to conform to the current year presentation. The reclassifications have no impact on stockholder’s equity or net income (loss) previously reported.

Revenue Recognition

The Company recognizes revenue when title and risk transfer to the customer, which is generally when the product is shipped to customers. At the time revenue is recognized, certain provisions may also be recorded including pricing discounts and incentives. In addition, an allowance for doubtful accounts is generally recorded based on a percentage of aged receivables. However, management judgment is involved with the final determination of the allowance based on several factors including specific analysis of a

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2. Significant Accounting Policies — (Continued)

customers credit worthiness, historical bad debt experience, changes in payment history and general economic and market trends.

Advertising

The Company expenses the costs of advertising as incurred. These expenses were approximately $5.9 million, $6.1 million, and $7.3 million for the years ended September 30, 2001, 2002 and 2003, respectively.

Cash Equivalents

The Company considers all time deposits and short-term investments with an original maturity of three months or less to be cash equivalents.

Foreign Currency Translation and Transactions Foreign Currency Translation:

Assets and liabilities of the Company’s foreign subsidiaries are translated at the exchange rate as of the end of the year. Income and expenses are translated at the approximate average exchange rates during the year. Foreign currency translation adjustments are recorded as a separate component of stockholder’s equity.

Foreign Currency Transactions:

Foreign currency gains and losses arising from transactions by any of the Company’s subsidiaries are reflected in net income (loss). For the years ended September 30, 2001, 2002 and 2003 the accompanying consolidated statements of operations include approximately $0.4 million, $0.2 million, and ($0.3) million, respectively, of transaction (gains)/losses included in other (income) charges, net.

To mitigate the effects of changes in foreign currency rates on profitability related to trade accounts receivable and trade accounts payable denominated in foreign currencies, the Company enters into forward foreign currency contracts. Gains and losses related to contracts designated as hedges of trade accounts receivable and trade accounts payable denominated in foreign currencies are accrued as exchange rates change and are recognized in the accompanying consolidated statements of operations as transaction (gains) and losses and included in other (income) charges, net. As of September 30, 2003, relative to these exposures, the Company had forward foreign currency contracts open in the following amounts:

Currency	Amount (000s)	Contract Position

British Pound	3,981	Buy
Canadian Dollar	1,625	Sell
Norwegian Krona	2,862	Sell
Swedish Krona	158,780	Buy
Swiss Franc	80	Sell
Euro	9,521	Sell
Danish Krona	2,412	Sell

As of September 30, 2003, the Company has recorded an unrealized gain of $1.0 million associated with the above forward foreign currency contract commitments.

In addition, the Company enters into forward foreign currency contracts to hedge a portion of anticipated sales denominated in Great Britain Pound Sterling, Euro, and Canadian Dollar to mitigate the impact of the effects of changes in foreign currency rates on profitability related to cash flows from foreign operations. Gains and losses on these hedge contracts are deferred and recognized as an adjustment to the other charges (income), net. For the year ended September 30, 2002 and 2003, the consolidated statement of operations includes approximately $0.6 million and $2.0 million, respectively, of losses related to these instruments.

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2. Significant Accounting Policies — (Continued)

The Company has entered into Canadian dollar hedges as of September 30, 2003. The US dollar equivalent notional amount of outstanding Canadian dollar forward foreign currency contracts is approximately $14.2 million at September 30, 2003. Deferred losses related to hedge of future Canadian sales transactions were approximately $0.4 million at September 30, 2003. Contracts will mature at various dates through September 30, 2004. The Company does not enter into forward foreign contracts for trading purposes.

Inventories

Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation of property, plant and equipment is calculated using the straight-line method based on estimated economic useful lives. Expenditures for maintenance and repairs and minor renewals are charged to expense. Expenses for maintenance and repairs totaled approximately $2.4 million, $2.6 million and $2.4 million for the years ended September 30, 2001, 2002 and 2003, respectively.

Property, plant, equipment, and the related estimated useful lives are as follows:

Asset Classification	Estimated Useful Life

Buildings	25-40 years
Leasehold improvements	Life of the lease or useful life, whichever is shorter
Machinery and equipment	3-10 years
Furniture and fixtures	3-10 years

Upon the sale or retirement of assets, the cost and related accumulated depreciation are removed from the consolidated financial statements, and any resultant gain or loss is recognized.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using currently enacted tax rates. The Company is included in the consolidated tax return filed by Aearo Corporation. All taxes were recorded by the Company as if separate, stand-alone tax returns were filed.

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2. Significant Accounting Policies — (Continued)

Goodwill and Intangible Assets

Effective October 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangibles”. Under the provisions of SFAS No. 142, goodwill and intangible assets that have indefinite useful lives are no longer amortized but are tested at least annually for impairment. The Company performed its first annual impairment test as of January 1, 2003 and determined there was no impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. The following presents a summary of the changes in goodwill and intangible assets as of September 30, 2003 (dollars in thousands):

	Goodwill	Trademarks	Other	Total

Balance October 1, 2001	$61,323	$55,678	$1,199	$118,200
Additions			394	394
Acquisitions	5,534			5,534
Translation adjustment	4,143			4,143
Amortization	(3,179)	(2,965)	(148)	(6,292)

Balance September 30, 2002	67,821	52,713	1,445	121,979
Additions			46	46
Acquisitions	6,808	1,600	2,350	10,758
Translation adjustment	7,141			7,141
Amortization			(267)	(267)

Balance September 30, 2003	$81,770	$54,313	$3,574	$139,657

As a result of the non-amortization provisions of SFAS No. 142, the Company will no longer record approximately $6.1 million of annual amortization relating to goodwill and indefinite lived intangibles. The following presents amortization expense and proforma net income for the years ended September 30, 2001, 2002 and 2003, respectively, as if SFAS No. 142 had been adopted (dollars in thousands):

	September 30,
	2001	2002	2003

Net income (loss) as reported	$(1,934)	$9,294	$20,687
Goodwill amortization	2,965	2,965	—
Trademark amortization	3,212	3,179	—

Adjusted net income	$4,243	$15,438	$20,687

Impairment

The Company accounts for long-lived and certain intangible assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”. The Company continually reviews its long-lived assets and finite-lived intangible assets for events or changes in circumstances that might indicate the carrying amount of the assets may not be recoverable. The Company assesses the recoverability of the assets by determining whether the amortization of such assets over their remaining lives can be recovered through projected undiscounted future cash flows. The amount of impairment, if any, is measured based on projected discounted future cash flows using a discount rate reflecting the Company’s average cost of funds. During the year ended September 30, 2001, the Company identified certain manufacturing assets in the Newark, Delaware facility that were determined by the Company to be impaired. As a result, the Company wrote off approximately $2.9 million related to those assets (see Note 16) as part of its restructuring plan. During the years ended September 30, 2002 and 2003, as a result of normal product/equipment obsolescence and productivity or capacity enhancement projects, the Company wrote off approximately $0.5 million and $0.3 million of manufacturing assets, respectively.

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2. Significant Accounting Policies — (Continued)

Deferred Financing Costs

Deferred financing costs are stated at cost as a component of other assets and amortized over the life of the related debt. Amortization of deferred financing costs is included in interest expense and aggregated $2.0 million, $1.3 million and $1.4 million for the years ended September 30, 2001, 2002 and 2003, respectively.

Fair Value of Financial Instruments

In accordance with the requirements of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, the Company has determined the estimated fair value of its financial instruments using appropriate market information and valuation methodologies. Considerable judgment is required to develop the estimates of fair value; thus, the estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, Senior Subordinated Notes, Holding Company Notes, bank debt (including Term Loans, the Revolving Credit Facility and other debt) and interest rate instruments. The carrying value of these assets and liabilities is a reasonable estimate of their fair market value at September 30, 2003.

The Company has approximately $30.5 million of variable rate debt protected under an interest rate cap arrangement through December 31, 2004. The fair value of the cap at September 30, 2003 was $0.1 million. The Company has not elected to take hedge accounting treatment for the interest rate collar as defined under SFAS No. 133 and, as a result, any fair value adjustment is charge directly to other income/(expense).

The Company also uses financial instruments in the form of forward foreign currency contracts. Current market prices were used to estimate the fair value of the forward foreign currency contracts.

The future value of the forward foreign currency contracts and the related currency positions are subject to offsetting market risk resulting from foreign currency exchange rate volatility. The counter-parties to these contracts are substantial and creditworthy financial institutions. Neither the risks of counter-party non-performance nor the economic consequences of counter-party non-performance associated with these contracts are considered by the Company to be material.

Accounting for Stock-based Compensation

All stock option activity represent awards under Aearo Corporation’s stock option plan. SFAS No. 123 “Accounting for Stock-Based Compensation” addresses accounting and reporting requirements for stock options and other equity instruments issued or granted based on their fair market values. The Company intends to continue accounting for its stock-based compensation plans for employees in accordance with Accounting Principals Board (“APB”) No. 25, “Accounting for Stock Issued to Employees”. Under SFAS No. 123, companies choosing to continue to use APB No. 25 to account for stock-based compensation plans for employees must make footnote disclosure of the pro forma effects on earnings per share, had the principles contained within SFAS No. 123 been applied. The following table illustrates the effect on net income as if the fair value method had been applied to all outstanding and unvested option awards:

	2001	2002	2003

Net income (loss) as reported	$(1,934)	$9,294	$20,687
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(94)	(188)	(147)

Adjusted net income (loss)	$(2,028)	$9,106	$20,540

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2. Significant Accounting Policies — (Continued)

The fair value of each option grant was estimated on the grant date using the Black-Scholes pricing model with the following weighted average assumptions:

	2001	2002	2003

Risk-free interest rate	5.22%	4.52%	4.71%
Expected life of options granted	10 years	10 years	10 years
Expected volatility of underlying stock	0%	0%	0%
Dividend yield	0%	0%	0%

Shipping and Handling Fees and Costs

Shipping and handling costs include payments to third parties for the delivery of products to customers, as well as internal salaries and overhead costs incurred to store, move and prepare finished products for shipment. Shipping and handling costs are included with selling and administrative expenses in the accompanying consolidated statement of operations and totaled $17.1 million, $17.2 million and $18.3 million in fiscal 2001, 2002 and 2003, respectively. The Company recovers a portion of its shipping and handling costs from its customers and records this recovery in net sales.

Accounting for Derivative Instruments and Hedging Activities

The Company adopted the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” on October 1, 2000. SFAS No. 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value. The adoption of SFAS No. 133 on October 1, 2000 resulted in a $0.4 million transition adjustment charge to accumulated other comprehensive income to recognize the fair value of all derivatives that are designated as cash flow hedges.

The Company has formally documented its hedging relationships, including identification of the hedging instruments and the hedge items, as well as its risk management objectives and strategies for undertaking each hedge transaction. From time to time the Company enters into foreign currency exchange contracts and interest rate swap agreements, which are derivatives as defined by SFAS No. 133. The Company enters into forward foreign currency contracts to mitigate the effects of changes in foreign currency rates on profitability and enters into interest rate swap agreements to hedge its variable interest rate risk. These derivatives are cash flow hedges. For all qualifying and highly effective cash flow hedges, the changes in the fair value of the derivatives are recorded in other comprehensive income (loss). Amounts accumulated in other comprehensive income (loss) will be reclassified as earnings when the related product sales affect earnings for forward foreign currency contracts or when related interest payments affect earnings for interest rate swaps. There were no forward foreign currency contracts or interest rate derivatives at September 30, 2002 as defined under SFAS No. 133. For the year ended September 30, 2003, 2002 and 2001, the Company reclassified into earnings net losses of $2.0 million, $0.6 million and $0.2 million, respectively, resulting from the exercise of forward foreign currency contracts for cash flow hedges. All forward foreign currency contracts were determined to be highly effective whereby no ineffectiveness was recorded in earnings.

The Company entered into an interest rate collar arrangement in October 2001 to protect $25.0 million of the outstanding variable rate term loan debt from future interest rate volatility through September 30, 2003. The collar floor was set at 2% LIBOR (London Interbank Offering Rate) and cap at 6.25% LIBOR. The collar was not designated as a hedge under SFAS No. 133 and accordingly, the fair value gains or losses were charged to earnings. Approximately $0.2 million was expensed during the fiscal year ended September 30, 2003. No amounts were recorded to income or expense related to the interest collar for the years ended September 30, 2001 and 2002, respectively.

The Company has approximately $30.5 million of variable rate debt protected under an interest rate cap arrangement through December 31, 2004. The fair value of the cap at September 30, 2003 was $0.1 million. The Company has not elected to take hedge accounting treatment for the interest rate collar as defined under

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2. Significant Accounting Policies — (Continued)

SFAS No. 133 and, as a result, any fair value adjustment is charge directly to other income/(expense). Approximately $0.1 million was recorded as income during the fiscal year ended September 30, 2003.

The Company also executes forward foreign currency contracts for up to 30 day terms to protect against the adverse effects that exchange rate fluctuations may have on the foreign-currency-denominated trade activities (receivables, payables and cash) of foreign subsidiaries. These contracts have not been designated as hedges under SFAS No. 133 and accordingly, the gains and losses on both the derivative and foreign-currency-denominated trade activities are recorded as transaction adjustments in current earnings. For the year ended September 30, 2003, 2002 and 2001, the impact on earnings for trade activities were a net gain of $0.3 million, and net losses of $0.2 million and $0.4 million, respectively.

New Accounting Pronouncements

Effective October 1, 2002, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires the Company to record the fair value of liabilities associated with the retirement of long-lived assets in the period in which they are incurred. The adoption of SFAS No. 143 had no material impact on the Company’s results of operations or financial position.

Effective October 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, and APB No. 30, “Reporting the Results of Operations–Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 144 retains the fundamental provisions with respect to the recognition and measurement of long-lived asset impairments but does not apply to goodwill and other intangible assets. The adoption of SFAS No. 144 had no material impact on the Company’s results of operations or financial position.

Effective October 1, 2002, the Company adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. This Statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. This Statement amends SFAS No. 13, “Accounting for Leases”, to eliminate the inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The adoption of SFAS No. 145 had no material impact on the Company’s results of operations or financial position.

Effective October 1, 2002, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 requires that a liability for costs associated with exit or disposal activities be recognized and measured at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not material impact on the Company’s results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123”. SFAS No 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. As permitted under SFAS No. 148, the Company adopted the disclosure only provisions of SFAS No. 148 in the 2nd quarter of fiscal 2003.

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2. Significant Accounting Policies — (Continued)

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, generally all provisions of this statement should be applied prospectively. The adoption of this statement did not have a material effect on the Company’s financial position, results of operations and its cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures three classes of freestanding financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. SFAS No. 150 is effective for mandatorily redeemable financial instruments of non- public entities for the first fiscal period beginning after December 15, 2003, and for all other instruments for interim periods beginning after June 15, 2003. The Company has not entered into any financial instruments within the scope of SFAS No. 150 since June 15, 2003 and does not hold any significant financial instruments within its scope.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN No. 45 expands upon the disclosure requirements to be made by a guarantor in its interim and annual financial statements regarding its obligations under certain guarantees that it has issued. Additionally, FIN No. 45 requires that the guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Footnote disclosures are required in interim and year-end financial statements ending after December 15, 2002. Liability recognition and measurement provisions apply prospectively to guarantees issued or modified starting January 1, 2003. The adoption of FIN No. 45 had no effect on the Company’s results of operations or financial position.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an Amendment of ARB No. 51”. FIN No. 46 addresses consolidation of business enterprises of certain variable interest entities, and is effective for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The adoption of FIN No. 46 had no effect on the Company’s results of operations or financial position.

3. Inventories

Inventories consisted of the following at September 30 (dollars in thousands):

	2002	2003

Raw materials	$7,514	$8,301
Work in process	10,196	11,976
Finished goods	15,451	16,992

	$33,161	$37,269

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4. Property, Plant and Equipment

Property, plant and equipment consisted of the following at September 30 (dollars in thousands):

	2002	2003

Land	$2,589	$2,658
Building and improvements	20,774	23,391
Machinery and equipment	59,687	65,770
Furniture and fixtures	23,486	25,797
Construction in progress	4,670	5,276

	111,206	122,892
Less — accumulated depreciation	63,110	74,023

	$48,096	$48,869

5. Intangible Assets

Intangible assets consisted of the following at September 30 (dollars in thousands):

	2002	2003

Goodwill	$93,804	$114,144
Trademarks and trade names	74,122	74,122
Patents	1,916	2,078
Non-compete agreement	701	1,335
Other	215	215

	170,758	191,894
Less — accumulated amortization	48,779	52,237

	$121,979	$139,657

The weighted average life of patents is 17 years.

Aggregate Estimate of Amortization Expense:

For the year ended 9/30/2004	$464
For the year ended 9/30/2005	401
For the year ended 9/30/2006	405
For the year ended 9/30/2007	417
For the year ended 9/30/2008	328
For the year ended 9/30/2009	340

6. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following at September 30 (dollars in thousands):

	2002	2003

Accounts payable — trade	$15,733	$21,205
Accrued liabilities —
Employee compensation and benefits (Note 8)	12,269	11,785
Restructuring reserve	3,497	2,405
Other	4,911	8,648

	$36,410	$44,043

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7. Debt

The long-term debt consisted of the following at September 30 (dollars in thousands):

	2002	2003

Term loans, due 2003	$12,529	$—
Term loans, due 2004	16,706	17,357
Term loans, due 2005	64,641	79,349
Senior subordinated notes, due 2005, 12.5%	98,000	98,000
Mortgage note, due 1998 — 2006, 10.1%	2,165	2,087
Other	1,521	1,760

	195,562	198,553
Less — Current portion of long-term debt	12,847	17,767

Total	$182,715	$180,786

Senior Bank Facilities

The Company’s debt structure includes up to an aggregate of $135.0 million under its Credit Agreement with various banks comprised of (i) a secured term loan facility consisting of loans providing for up to $100.0 million of term loans (collectively the “Term Loans”) with a portion of the Term Loans denominated in foreign currencies, (ii) a secured revolving credit facility (“Revolving Credit Facility”) providing for up to $30.0 million of revolving loans for general corporate purposes, and (iii) a U.K. overdraft facility of up to an equivalent of $5.0 million in Great Britain Pounds for working capital requirements as needed (collectively, the “Senior Bank Facilities”). The amounts outstanding on the Term Loans and Revolving Credit Facility at September 30, 2003, were approximately $85.1 and $11.7 million, respectively. No amounts were outstanding under the U.K. overdraft facility. The Revolving Credit Facility provides for the issuance of letters of credit in an aggregate face amount of up to $10.0 million. The Term Loans amortize quarterly over a four-year period. Amounts repaid or prepaid in respect of the Term Loans may not be re-borrowed. Loans and letters of credit under the Revolving Credit Facility will be available until the Revolving Loan Maturity Date, which is March 31, 2005.

At the Company’s option, the interest rates per annum applicable to the Senior Bank Facilities are either (a) an adjusted rate based on the London Interbank Offered Rate (“LIBOR”) plus a margin of 3.25% in the case of Term Loans and 2.75% for revolving loans or (b) the Base Rate, as defined, plus a margin of 2.25% in the case of Term Loans and 1.75% for revolving loans. The Base Rate is the higher of Bankers Trust Company’s announced prime lending rate or the Overnight Federal Funds rate plus 0.50%. The Company must pay certain fees in connection with the Senior Bank Facilities, including a commitment fee ranging from 0.375% to 0.50% on the undrawn portion of the commitments in respect of the Revolving Credit Facility based upon the Company’s leverage ratio, and a 0.25% facing fee relating to the issuance of letters of credit.

The Company is entitled to an Interest Reduction Discount of .25% when the Company achieves a leverage ratio of less then 3.50. The discount would apply to all Term Loans and the Revolving Credit Facility.

Under the terms of the Senior Bank Facilities, the Company is required to comply with a number of affirmative and negative covenants. Among other restrictions, Aearo Company must satisfy certain financial covenants and ratios, including interest coverage ratios, leverage ratios, fixed charge coverage ratios and limits on the amount of permitted capital acquisitions. The Senior Bank Facilities also impose limitations on certain business activities of the Company. The Senior Bank Facilities restrict, among other things, the incurrence of additional indebtedness, creation of certain liens, the payment of dividends on the Company’s Common Stock, sales of certain assets and limitations on transactions with affiliates. As of September 30, 2003, Aearo Company was in compliance with the covenants of the Senior Bank Facilities. The Senior Bank

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7. Debt — (Continued)

Facilities are unconditionally guaranteed by Aearo Corporation and secured by first priority security interests in substantially all the capital stock and tangible and intangible assets of the Company.

During the first quarter of fiscal 2002, the Company’s Board of Directors authorized management to repurchase, from time to time, a portion of the Company’s 12.5% Notes, subject to market conditions and other factors. No assurances can be given as to whether or when or at what price such repurchases will occur. Subsequently, pursuant to a first amendment to the Senior Bank Facilities, the Company purchased and retired $2.0 million of the Notes during the first quarter of fiscal 2002.

Term Loans

At September 30, 2003, the total balance outstanding of the Term Loans was $85.1 million and interest rates were 4.4% for the U.S. Dollar Term Loan ($46.3 million US dollars outstanding at September 30, 2003), 7.0% for the British Pound Term Loan (13.6 million British Pounds outstanding at September 30, 2003), 5.4% for the Euro Term Loan (9.9 million Euro outstanding at September 30, 2003), and 6.0% for the Canadian Term Loan (6.2 million Canadian dollars outstanding at September 30, 2003). For the year ended September 30, 2003, the weighted average interest rates paid were 4.7%, 7.1%, 6.0%, and 6.3% for the U.S. Dollar Term Loan, the British Pounds Term Loan, the Euro Term Loan and the Canadian Term Loan, respectively.

At September 30, 2002, the total balance outstanding on the Term Loans was $93.9 million and interest rates were 5.0% for the U.S. Dollar Term Loan ($53.8 million US dollars outstanding at September 30, 2002), 7.2% for the British Pound Term Loan (15.8 million British Pounds outstanding at September 30, 2002), 6.5% for the Euro Term Loan (11.5 million Euro outstanding at September 30, 2002), and 6.2% for the Canadian Term Loan (6.2 million Canadian dollars outstanding at September 30, 2002). For the year ended September 30, 2002, the weighted average interest rates paid were 5.4%, 7.6% 6.7% and 5.9% for the U.S. Dollar Term Loan, the British Pounds Term Loan, the Euro Term Loan and the Canadian Term Loan, respectively.

Revolving Credit Facility

At September 30, 2003 the balance on the Revolving Credit Facility was $11.7 million, which $5.0 million bore interest at LIBOR (3.89%) and $6.7 million at Base Rate (5.75%). For the year ended September 30, 2003, the maximum amount outstanding was $16.5 million, the average was $1.7 million and the weighted average interest rate paid was 5.7%. At September 30, 2003, approximately $17.3 million was available for additional borrowings and $11.3 million to finance additional permitted acquisitions.

At September 30, 2002, no amounts were outstanding on the Revolving Credit Facility. For the year ended September 30, 2002, the maximum amount outstanding was $1.5 million, the average was approximately zero and the weighted average interest rate paid was 6.5%. At September 30, 2002, approximately $29.0 million was available for additional borrowings and $22.9 million to finance additional permitted acquisitions.

Senior Subordinated Notes

In connection with the Formation Acquisition, Aearo Company issued $100.0 million of Notes due 2005, which are unsecured obligations of the Company. The Notes bear interest at a rate of 12.5% per annum and interest is payable semiannually on each January 15 and July 15.

The Notes are redeemable at the option of the Company, on or after July 15, 2000. From and after July 15, 2000, the Notes will be subject to redemption at the option of the Company, in whole or in part, at various redemption prices, declining from 106.3% of the principal amount to par on and after July 15, 2004. The Company repurchased $2.0 million of Notes in October 2001.

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7. Debt — (Continued)

The Notes indenture contains affirmative and negative covenants and restrictions similar to those required under the terms of the Senior Bank Facilities discussed above. As of September 30, 2003, the Company was in compliance with the various covenants of the Notes agreement. The Notes were unconditionally guaranteed on an unsecured senior subordinated basis by Aearo Corporation. (See Note 17.)

Maturities

As of September 30, 2003, the scheduled maturity of indebtedness for each of the next five years and thereafter is as follows (dollars in thousands):

Amount

2004	$17,767
2005	177,742
2006	2,211
2007	329
2008	282
Thereafter	222

$198,553

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8. Employee Benefit Plans

The Company maintains a noncontributory defined benefit cash balance pension plan. Benefits provided under the plan are primarily based on years of service and the employee’s compensation.

The following represents information summarizing the Company’s defined benefit cash balance pension plan (dollars in thousands):

	Years Ended September 30,
	2001	2002	2003

Change in benefit obligation
Benefit obligation at beginning of year	$9,887	$11,343	$12,995
Service cost	1,336	1,286	1,510
Interest cost	721	790	833
Plan amendments	—	30	—
Benefits paid	(993)	(1,581)	(707)
Actuarial gain (loss)	392	1,127	(1,600)

Benefit obligation at end of year	$11,343	$12,995	$13,031

Change in plan assets
Fair value of plan assets at beginning of year	$10,535	$9,259	$7,956
Actual return of plan assets	(1,491)	(945)	1,119
Employer contributions	1,208	1,223	563
Benefits paid	(993)	(1,581)	(707)

Fair value of plan assets at end of year	$9,259	$7,956	$8,931

Reconciliation of funded status
Funded status	$(2,084)	$(5,039)	$(4,101)
Unrecognized prior service cost	96	117	107
Unrecognized actuarial (gain) loss	(572)	2,285	176

Net pension liability included in accrued liabilities	$(2,560)	$(2,637)	$(3,818)

Amounts recognized in statement of financial position
Accrued benefit liability	$(2,560)	$(4,860)	$(3,818)
Intangible asset	—	116	—
Accumulated other comprehensive income	—	2,107	—

Net amount recognized	$(2,560)	$(2,637)	$(3,818)

Components of net periodic benefit cost
Service cost	$1,336	$1,286	$1,510
Interest cost	721	790	833
Expected return on plan assets	(842)	(785)	(672)
Unrecognized prior service cost	7	9	9
Recognized actuarial gain (loss)	(145)	—	63

Net periodic benefit cost	$1,077	$1,300	$1,743

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8. Employee Benefit Plans — (Continued)

The weighted average assumptions used in determining net periodic benefit cost and the projected benefit obligation were as follows:

	Years Ended September 30,
	2001	2002	2003

Discount rate	7.50%	6.75%	6.00%
Expected long-term rate of return of plan assets	8.00%	8.50%	8.00%
Rate of compensation increase	4.00%	4.00%	4.00%

In addition, the Company has an unfunded, noncontributory defined benefit pension plan, the Aearo Company Supplemental Executive Retirement Plan (the SERP Plan), which is also a cash balance plan. The SERP Plan, effective January 1, 1994, covers certain employees in the United States. The costs to the Company for the SERP Plan were $148,000, $111,000 and $113,000 for the years ended September 30, 2001, 2002 and 2003, respectively. The aggregate liability for the SERP Plan was $524,000, $486,000 and $540,000 for the years ended September 30, 2001, 2002 and 2003, respectively.

A 401(k) plan, the Aearo Company Employees’ 401(k) Savings Plan, was established as of May 1, 1990. Employees normally scheduled to work a minimum of 1,000 hours per year can join the plan immediately and may contribute up to 60% of their compensation. The Company contributes amounts equal to 50% of the employee’s contribution to a maximum of 3% of the employee’s pay. The costs to the Company for this Plan were $903,000, $866,000 and $891,000 for the years ended September 30, 2001, 2002 and 2003, respectively.

The Company has a defined contribution savings plan for U.K. employees, under which eligible employees are allowed to contribute up to 15% of their compensation. The Company contributes 5% of pay for all eligible employees and additional amounts equal to 40% of the employee’s contribution to a maximum of 2% of the employee’s pay. For the years ended September 30, 2001, 2002 and 2003, the Company contributed approximately $212,000, $197,000, and $228,000, respectively.

9. Related Party Transactions

Pursuant to an agreement with Cabot and Vestar, dated as of July 11, 1995, an annual management fee is payable by the Company equal to the greater of (i) $400,000 or (ii) 1.25% of the consolidated net income of the Company and its subsidiaries before cash interest, taxes, depreciation and amortization for such fiscal year. Payments totaled approximately $728,000, $519,000 and $611,000 during the years ended September 30, 2001, 2002 and 2003, respectively. Until August 18, 2003, this annual management fee was shared by Cabot and Vestar based on their relative equity ownership of the Company. On August 18, 2003, the Company redeemed all of the shares of common and preferred stock of Aearo owned by Cabot in the Cabot Stock Redemption, which had no effect on the calculation of the management fee. All payments subsequent August 18, 2003 have been and will be paid to Vestar. Of the $611,00 in management fees paid by the Company during the year ended September 30, 2003, the Company paid Vestar $167,000 in management fees for the interim period from August 18, 2003 through September 30, 2003.

See Note 12 for a description of certain ongoing liability retention and indemnity agreements between the Company and Cabot relating to respiratory medical conditions. The Company paid Cabot $400,000 for each of the years ended September 30, 2001, 2002 and 2003.

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10. Income Taxes

Income (loss) before provision for income taxes was as follows (dollars in thousands):

	Years Ended September 30,
	2001	2002	2003

Domestic	$(10,954)	$4,726	$12,259
Foreign	7,113	6,342	11,031

Total	$(3,841)	$11,068	$23,290

A summary of provision (benefit) for income taxes was as follows (dollars in thousands):

	Years Ended September 30,
	2001	2002	2003

U.S. Federal and State:
Current	$(3,560)	$114	$671
Deferred	—	203	—

	(3,560)	317	671

Foreign:
Current	1,957	1,226	1,148
Deferred	(304)	231	783

	1,653	1,457	1,932

Total	$(1,907)	$1,774	$2,603

The provision (benefit) for income taxes at the Company’s effective tax rate differed from the provision (benefit) for income taxes at the statutory rate as follows (dollars in thousands):

	Years Ended September 30,
	2001	2002	2003

Computed tax expense (benefit) at the expected statutory rate	$(1,312)	$3,729	$7,927
State taxes, net of federal effect	(51)	82	85
Foreign income taxed at different rates	(1,172)	(166)	(1,174)
Foreign dividends	—	324	—
Non-deductible goodwill amortization	308	309	—
Non-deductible expenses	267	99	125
Increase (decrease) in valuation allowance	110	(2,302)	(4,710)
Other, net	(57)	(301)	350

Provision (benefit) for income taxes	$(1,907)	$1,774	$2,603

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10. Income Taxes — (Continued)

Significant components of deferred income taxes are as follows at September 30 (dollars in thousands):

	As of September 30,
	2002	2003

Deferred tax assets (liabilities):
Pension and other benefits	$1,862	$1,673
Property, plant and equipment	(3,158)	(2,422)
Intangible assets	459	(4,940)
Restructuring charges	1,349	530
Inventory	1,147	1,759
Unrealized foreign currency exchange	—	1,254
Net operating loss and credit carryforwards — Domestic	11,298	8,096
Accrued expenses and other	345	1,705

Subtotal	13,302	7,655
Valuation allowances	(14,102)	(9,263)

Total deferred tax liabilities	$(800)	$(1,608)

The valuation allowance at September 30, 2002 and 2003 relates to the uncertainty of realizing the tax benefits of reversing temporary differences and net operating loss carryforwards. The gross amount of domestic net operating loss carryforwards, before the tax effect, is approximately $22.6 million as of September 30, 2003. The net operating loss carryforwards expire at various periods ranging from 2010 to 2021. Of the valuation allowance recorded as of September 30, 2003, approximately $6.9 million will be used to reduce goodwill if the benefits are realized.

11. Stockholder’s Equity

Aearo Company is permitted to pay cash dividends to Aearo Corporation for taxes and expenses in the ordinary course of business. The maximum amount of cash dividends paid to Aearo Corporation for ordinary business expenses may not exceed $1,000,000 in any fiscal year. As long as no event of default would result, Aearo Company is permitted to pay dividends consisting of shares of qualified capital stock, as defined in the Senior Bank Facilities, to Aearo Corporation for the redemption of shares of its capital stock held by former employees of Aearo Company or any of its subsidiaries following the termination of their employment, provided that the aggregate amount paid by Aearo Corporation with respect to such purchases or redemptions does not exceed $5.0 million in any fiscal year and $7.5 million in the aggregate.

Stock Option Plans

All stock option activity represent awards under Aearo Corporation’s stock option plan. On June 27, 1996, Aearo Corporation’s Board of Directors adopted the Executive Stock Option Plan (the “Executive Plan”) under which non-qualified options to purchase up to 5,000 shares of Aearo Corporation’s Common Stock may be granted to certain officers and key employees of Aearo and its subsidiaries. In July 1997, the Company’s Board of Directors adopted and the stockholders of Aearo Corporation subsequently approved the 1997 Stock Option Plan (the “1997 Option Plan”) under which 10,000 shares of Aearo Corporation’s Common Stock were reserved for issuance. During the year ended September 30, 2002, an additional 1,800 shares were reserved for issuance under the 1997 Option Plan. Under the 1997 Option Plan, non-qualified and qualified options may be granted to employees, directors and consultants of Aearo Corporation and Aearo Company I and its subsidiaries. Options granted under the Executive Plan and the 1997 Option Plan will vest and become exercisable upon the earlier of the date on which a stipulated return (as defined) is achieved by Vestar on its investment in Aearo Corporation or the tenth anniversary of the date of grant. The option term will be 10 years, except that options shall expire in certain instances of termination of employment and upon the sale of Aearo Corporation. As of September 30, 2003, options to purchase a total of 3,993 shares were

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11. Stockholder’s Equity — (Continued)

outstanding under the Executive Plan and options to purchase a total of 7,930 shares were outstanding under the 1997 Option Plan. A total of 1,077 options are available for grant under the Executive Plan and 3,800 options are available for grant under the 1997 Option Plan.

Pro Forma Stock-Based Compensation Expense

SFAS No. 123, “Accounting for Stock-Based Compensation”, sets forth a fair-value-based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock- based compensation plans.

Stock Option Activity

Stock option data for the Executive Plan and the 1997 Option Plan for the years ended September 30, 2001, 2002 and 2003, respectively, was as follows:

	Number of Shares	Weighted Average Exercise Price

Outstanding, October 1, 2000	9,883	$630
Granted	2,500	800
Forfeited	(218)	600
Forfeited	(94)	800
Outstanding, September 30, 2001	12,071	664
Granted	4,274	600
Granted	31	800
Forfeited	(456)	600
Outstanding, September 30, 2002	15,920	649
Forfeited	(3,997)	800

Outstanding, September 30, 2003	11,923	$600

The following table sets forth information regarding options outstanding at September 30, 2003:

Number of Shares Covered by Options	Exercise Price	Number Currently Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price for Currently Exercisable

11,923	$600.00	—	$600.00	5.74 years	N/A

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12. Commitments and Contingencies

Lease Commitments

The Company leases certain transportation vehicles, warehouse facilities, office space, and machinery and equipment under cancelable and non-cancelable operating leases. Rent expense under such arrangements totaled $5.8 million, $6.0 million and $6.4 million for the years ended September 30, 2001, 2002 and 2003, respectively. Future minimum rental commitments under non-cancelable leases in effect at September 30, 2003 are as follows (dollars in thousands):

2004	$4,336
2005	3,702
2006	2,341
2007	1,053
2008	1,053
Thereafter	2,070

Total	$14,555

Contingencies

Various lawsuits and claims arise against the Company in the ordinary course of its business. Most of these lawsuits and claims are products liability matters that arise out of the use of safety eyewear and respiratory product lines manufactured by the Company as well as products purchased for resale.

In addition, the Company is a defendant in lawsuits by plaintiffs alleging that they suffer from respiratory medical conditions, such as asbestosis or silicosis, relating to exposure to asbestos and silica, and that such conditions result, in part, from the use of respirators that, allegedly, were negligently designed or manufactured. The defendants in these lawsuits are often numerous, and include, in addition to manufacturers and distributors of respirators, manufacturers, distributors and installers of sand (used in sand blasting), asbestos and asbestos-containing products. Most of these claims are covered by the Asset Transfer Agreement entered into on June 13, 1995 by the Company and Aearo Corporation, on the one hand, and Cabot and certain of its subsidiaries (the “Sellers”), on the other hand (the “1995 Asset Transfer Agreement”). In the 1995 Asset Transfer Agreement, so long as the Aearo Corporation makes an annual payment of $400,000 to Cabot, the Sellers agreed to retain, and Cabot and the Sellers agreed to defend and indemnify Aearo Corporation against, any liability or obligation relating to or otherwise arising under any proceeding or other claim against Aearo Corporation or Cabot or their respective affiliates or other parties with whom any Seller directly or indirectly has a contractual liability sharing arrangement which sounds in product liability or related causes of action arising out of actual or alleged respiratory medical conditions caused or allegedly caused by the use of respirators or similar devices sold by Sellers or their predecessors (including American Optical Corporation and its predecessors) prior to July 11, 1995. To date, Aearo Corporation has elected to pay the annual fee and intends to continue to do so. Aearo Corporation and its subsidiaries could potentially be liable for claims currently retained by Sellers if Aearo Corporation elects to cease paying the annual fee or if Cabot and the Sellers no longer are able to perform their obligations under the 1995 Asset Transfer Agreement. Cabot acknowledged in the Stock Purchase Agreement that it and Aearo Corporation entered into on June 27, 2003 (providing for the sale by Cabot to Aearo Corporation of all of the common and preferred stock of Aearo Corporation owned by Cabot) that the foregoing provisions of the 1995 Asset Transfer Agreement remain in effect. The 1995 Asset Transfer Agreement does not apply to claims relating to the business of Eastern Safety Equipment, the stock of which the Company acquired in 1996.

At September 30, 2003, the Company has recorded liabilities of approximately $4.5 million, which represents reasonable estimates of its probable liabilities, for product liabilities substantially related to asbestos and silica-related claims as determined by the Company in consultation with an independent consultant. This reserve is re-evaluated periodically and additional charges or credits to operations may result

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12. Commitments and Contingencies — (Continued)

as additional information becomes available. Consistent with the current environment being experienced by companies involved in asbestos and silica-related litigation, there has been an increase in the number of asserted claims that could potentially involve Aearo Corporation and its subsidiaries. Various factors increase the difficulty in determining the Company’s potential liability, if any, in such claims, including the fact that the defendants in these lawsuits are often numerous and the claims generally do not specify the amount of damages sought. Additionally, the bankruptcy filings of other companies with asbestos and silica-related litigation could increase the Company’s cost over time. In light of these and other uncertainties inherent in making long- term projections, the Company has determined that the five-year period through fiscal 2008 is the most reasonable time period for projecting asbestos and silica-related claims and defense costs. It is possible that the Company may incur liabilities in an amount in excess of amounts currently reserved. However, taking into account currently available information, historical experience, and the 1995 Asset Transfer Agreement, but recognizing the inherent uncertainties in the projection of any future events, it is management’s opinion that these suits or claims should not result in final judgments or settlements in excess of the Company’s reserve that, in the aggregate, would have a material effect on the Company’s financial condition, liquidity or results of operations.

13. Acquisitions

On December 14, 2001, the Company acquired Iron Age Vision from Iron Age Corporation of Pittsburgh, Pennsylvania. The acquisition has been accounted for as a purchase transaction in accordance with SFAS No. 141, and, accordingly, the consolidated financial statements for the periods subsequent to December 14, 2001 reflect the purchase price, including transaction costs, allocated to tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values as of December 14, 2001. The purchase price of $0.9 million, inclusive of acquisition fees and costs to restructure operations, was allocated based on the fair value of assets acquired, which consisted primarily of receivables and fixed assets. The excess of purchase price over the fair market value of assets acquired of $0.5 million was allocated to goodwill.

On January 21, 2002, the Company acquired the industrial safety business of Montreal, Canada based Leader Industries, Inc. The acquisition has been accounted for as a purchase transaction in accordance with SFAS No. 141, and, accordingly, the consolidated financial statements for the periods subsequent to January 21, 2002 reflect the purchase price, including transaction costs, allocated to tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values as of January 21, 2002. The purchase price of $5.1 million, inclusive of acquisition fees and costs to restructure operations, was allocated based on the fair value of assets acquired, which consisted primarily of inventory, receivables, fixed assets and accrued liabilities. The excess of purchase price over the fair market value of assets acquired of $2.2 million was allocated to goodwill.

On May 7, 2002, the Company acquired Chesapeake Optical Company of Baltimore, Maryland. The acquisition has been accounted for as a purchase transaction in accordance with SFAS No. 141, and, accordingly, the consolidated financial statements for the periods subsequent to May 7, 2002 reflect the purchase price, including transaction costs, allocated to tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values as of May 7, 2002. The purchase price of $3.6 million, inclusive of acquisition fees and costs to restructure operations, was allocated based on the fair value of assets acquired, which consisted primarily of inventory, receivables, fixed assets and accrued liabilities. The excess of purchase price over the fair market value of assets acquired of $2.9 million was allocated to goodwill.

On October 7, 2002, the Company acquired the Safety Prescription Eyewear assets Industrial Protection Products, Inc. (“IPP”) of Wilmington, Massachusetts for $1.5 million. The acquisition has been accounted for as a purchase transaction in accordance with SFAS No. 141, and, accordingly, the consolidated financial

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13. Acquisitions — (Continued)

statements for the periods subsequent to October 7, 2002 reflect the purchase price, including transaction costs, allocated to tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values as of October 7, 2002. The purchase price of $1.5 million, inclusive of acquisition fees and costs to restructure operations, was allocated based on the fair value of assets acquired, which consisted primarily of inventory, receivables, fixed assets and accrued liabilities. The excess of purchase price over the fair market value of assets acquired of $1.4 million consisted of $0.9 million of goodwill and $0.5 million of other intangibles.

These operations have been included in the consolidated results from the dates of acquisition. Had the acquisitions been consolidated at the beginning of the year prior to the acquisitions, they would not have materially affected results.

On March 14, 2003, the Company acquired VH Industries, Inc. (“VH”) of Concord, North Carolina for $11.6 million. The acquisition has been accounted for as a purchase transaction in accordance with SFAS No. 141, and, accordingly, the consolidated financial statements for the periods subsequent to March 14, 2003 reflect the purchase price, including transaction costs, allocated to tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values as of March 14, 2003. The purchase price of $11.6 million, inclusive of acquisition fees and costs to restructure operations, was allocated on a preliminary basis based on the fair value of assets acquired, which consisted primarily of inventory, receivables, fixed assets and accrued liabilities. The excess of purchase price over the fair market value of assets acquired of $9.4 million consisted of $5.9 million of goodwill and $1.6 million of trademarks and $1.9 million of other intangibles. The following unaudited proforma information presents results as if the acquisition had occurred at the beginning of the respective periods (dollars in thousands):

	2001	2002	2003

Sales as reported	$283,862	$286,867	$316,428
Proforma sales	292,456	297,223	320,918
Net income (loss) as reported	(1,934)	9,294	20,687
Proforma net income (loss)	(1,266)	9,778	21,375

14. Segment Data

As defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, the Company’s three reportable segments are Safety Products, Safety Prescription Eyewear and Specialty Composites. The Safety Products segment manufactures and sells hearing protection devices, communication headsets, non-prescription safety eyewear, face shields, reusable and disposable respirators, hard hats and first aid kits. The Safety Prescription Eyewear segment manufactures and sells prescription eyewear products that are designed to protect the eyes from the typical hazards encountered in the industrial work environment. The Safety Prescription Eyewear segment purchases component parts (lenses and the majority of its frames) from various suppliers, grinds and shapes the lenses to the customer’s prescription, and then assembles the glasses using the customer’s choice of frame. The Specialty Composites segment manufactures a wide array of energy-absorbing materials that are incorporated into other manufacturers’ products to control noise, vibration and shock.

Net sales to external customers by business segment (dollars in thousands):

	2001	2002	2003

Safety Products	$206,311	$208,538	$242,263
Safety Prescription Eyewear	39,076	40,834	40,028
Specialty Composites	38,475	37,495	34,137

Total	$283,862	$286,867	$316,428

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14. Segment Data — (Continued)

Profit by business segment and reconciliation to income before (benefit from) provision for income taxes (dollars in thousands):

	2001	2002	2003

Safety Products	$43,102	$42,608	$50,670
Safety Prescription Eyewear	2,922	1,714	462
Specialty Composites	1,984	3,488	2,713

Segment profit	48,008	47,810	53,845

Depreciation	10,123	10,958	11,102
Amortization of intangibles	6,530	6,293	267
Restructuring charges	11,441	(600)	(270)
Interest, net	23,755	20,091	19,456

Income (loss) before provision for/(benefit from) income taxes	$(3,841)	$11,068	$23,290

Segment profit is defined as earnings before depreciation, amortization, interest expense and income taxes and presents the measure used by the chief operating decision maker to assess segment performance and make decisions about the allocation of resources to business segments.

Intersegment sales of the Specialty Composites segment to the Safety Products segment totaled $4.2 million, $3.5 million and $3.2 million for the years ended September 30, 2001, 2002 and 2003, respectively. The intersegment sales value is generally determined at fully absorbed inventory cost at standard rates plus 25%.

Depreciation by business segment (dollars in thousands):

	2001	2002	2003

Safety Products	$7,966	$8,657	$8,978
Safety Prescription Eyewear	378	717	707
Specialty Composites	1,779	1,584	1,417

Total	$10,123	$10,958	$11,102

Identifiable assets by business segment (dollars in thousands):

	2002	2003

Safety Products	$217,091	$249,553
Safety Prescription Eyewear	18,088	17,748
Specialty Composites	20,510	18,914
Cash	14,480	7,301

Total	$270,169	$293,516

Cash is not allocated to segments.

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14. Segment Data — (Continued)

Capital expenditures including capital leases by business segment (dollars in thousands):

	2001	2002	2003

Safety Products	$5,788	$7,921	$8,888
Safety Prescription Eyewear	425	499	379
Specialty Composites	1,075	791	619
Reconciling items	511	442	430

Total	$7,799	$9,653	$10,316

Reconciling items include corporate expenditures such as information technology and other shared systems.

Net sales by principal geographic areas (dollars in thousands):

	2001	2002	2003

United States of America	$179,398	$175,358	$187,106
Canada	20,370	20,997	22,965
United Kingdom	13,501	13,115	15,562
Germany	11,447	10,984	11,859
Sweden	10,981	10,710	15,392
France	6,975	10,097	9,967
Italy	5,156	4,933	7,044
All others	36,034	40,673	46,533

Total	$283,862	$286,867	$316,428

The sales as shown above represent the value of shipments into the customer’s country of residence. For the years ended September 30, 2001, 2002 and 2003, no single customer accounted for more than 10% of sales.

Net identifiable assets by principal geographic areas (dollars in thousands):

	2001	2002	2003

United States of America	$173,076	$173,068	$183,910
Canada	9,584	10,252	10,293
United Kingdom	19,304	18,426	21,870
Germany	2,138	144	299
Sweden	56,673	61,860	70,744
France	43	5,869	5,773
All others	484	550	627

Total	$261,302	$270,169	$293,516

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15. Quarterly Financial Data (Unaudited)

The following table contains selected unaudited quarterly financial data for fiscal years 2002 and 2003.

	QUARTERLY FINANCIAL DATA (In Thousands, Except Per Share Amounts)
	Fiscal Year 2002				Fiscal Year 2003
	First	Second	Third	Fourth	First	Second	Third	Fourth

Net Sales	$61,644	$70,683	$76,435	$78,105	$68,717	$76,686	$86,723	$84,302
Cost of Sales	32,928	37,360	40,024	40,085	35,645	39,912	45,767	42,695

Gross Profit	28,716	33,323	36,411	38,020	33,072	36,774	40,956	41,607
Restructuring Charge	—	—	—	(100)	—	—	—
Income (Loss) before provision for (benefit from) income taxes	(209)	2,559	3,110	5,608	1,640	4,756	7,741	9,153
Net Income (Loss)	(724)	2,004	2,269	5,745	1,034	2,687	6,378	10,589

16. Restructuring

On September 30, 2001 the Company recorded an unusual charge of $11.4 million related to a restructuring plan announced by the Company to improve its competitive position and long-term profitability. The plan includes the closure of its Ettlingen, Germany plant, significantly reorganizing operations at the Company’s Varnamo, Sweden plant, rationalizing the manufacturing assets and product mix of its Specialty Composites business unit and a reduction of products and product lines.

The restructuring charge included cash charges totaling $2.3 million consisting of $1.8 million for severance and related costs to cover the reduction of 5% of the Company’s work force and $0.5 million for other costs associated with this plan. The restructuring also included non-cash charges totaling $9.1 million consisting of $3.2 million for non-cancelable long term lease obligations, asset impairment charges of $2.9 million, $2.4 million for the write-off of inventory and $0.6 million related to the sale of the Company’s Ettlingen, Germany location.

During 2003, the Company reversed $0.3 million of reserves related to the September 30, 2001 restructuring provision. The adjustment represents a change in estimate of the plan for the disposal of certain items of inventory and was classified as a reduction in cost of sales.

The following table displays the activity and balances of the restructuring reserve account as of and for the year ended September 30, 2003 (in thousands):

	September 30,		September 30,
	2002	Charges	2003

Employee termination costs	$730	$(506)	$224
Lease agreements	2,352	(896)	1,456
Loss on disposal of assets	700	(9)	691
Other	47	(30)	17

Total	$3,829	$(1,441)	$2,388

The Company expects that all charges related to the restructuring provision will be settled in fiscal 2004 except for the lease agreement which will end in March 2005.

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17. Subsequent Events

On March 10, 2004, Aearo Corporation, the Company’s parent, entered into a merger agreement with AC Safety Holding Corp. and its subsidiary, AC Safety Acquisition Corp. Pursuant to the terms of the Merger Agreement on April 7, 2004, AC Safety Acquisition Corp. merged with and into Aearo Corporation with Aearo Corporation surviving the merger as a wholly-owned subsidiary of AC Safety Holding Corp. The aggregate purchase price was approximately $408.4 million, including estimated fees and expenses of $23.4 million. The merger was financed with approximately $300.0 million of new debt, $3.7 million of assumed debt and $101.3 million of equity.

Approximately 79.5% of the outstanding common and preferred stock of AC Safety Holding Corp. is now owned by affiliates of Bear Stearns Merchant Banking, approximately 10.5% of the outstanding common and preferred stock is owned by management investors, and approximately 10.0% of the outstanding common and preferred stock is owned by certain of Aearo Corporation’s former stockholders, including Vestar Equity Partners, L.P., the former majority holder of Aearo Corporation’s common stock and preferred stock.

In connection with this transaction, (i) the Company repaid all outstanding amounts under the Senior Bank Facilities, terminated all commitments under that facility and redeemed the 12.50% Notes and (ii) entered into a new senior credit facility, consisting of a $125.0 million term loan facility and a $50.0 million revolving credit facility (collectively the “New Credit Facility”) and issued $175.0 million aggregate principal amount of 8.25% senior subordinated notes due 2012 (the “8.25% Notes”) in a private placement pursuant to Rule 144A under the Securities Act of 1933 and Regulation S under the Securities Act.

18. Summarized Financial Information

Effective April 7, 2004, the Company, in connection with the merger discussed in Note 17, issued 8.25% Senior Subordinated Notes due 2012, which are fully and unconditionally guaranteed, on a joint and several basis, by substantially all of the Company’s wholly owned domestic subsidiaries (“Subsidiary Guarantors”). The non-guarantor subsidiaries are the Company’s foreign subsidiaries.

The following condensed financial information illustrates the composition of the combined Subsidiary Guarantors. The Company believes that the separate, complete financial statements of the respective guarantors would not provide additional material information which would be useful in assessing the financial composition of the Subsidiary Guarantors (dollars in thousands).

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18. Summarized Financial Information — (Continued)

Condensed Consolidated Statement of Operations
Year Ended September 30, 2003

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net Sales	$235,767	$—	$120,157	$(39,496)	$316,428
Cost of Sales	133,645	—	70,257	(39,613)	164,289
Restructuring charges (income)	(270)	—	—	—	(270)

Gross profit	102,392	—	49,900	117	152,409
Selling and administrative	76,935	1,359	22,963	—	101,257
Research and technical services	4,509	—	1,893	—	6,402
Amortization	150	117	—	—	267
Other charges (income), net	13,347	(21,140)	9,530	—	1,737
Restructuring charges (income)	—	—	—	—	—

Operating income	7,451	19,664	15,514	117	42,746
Interest, net	17,983	(3,096)	4,569	—	19,456

Income (loss) before taxes	(10,532)	22,760	10,945	117	23,290
Income tax provision (benefit)	(8,422)	9,094	1,931	—	2,603
Equity in subsidiaries	22,680	9,014		(31,694)	—

Net income (loss)	$20,570	$22,680	$9,014	$(31,577)	$20,687

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18. Summarized Financial Information — (Continued)

Condensed Consolidated Statement of Operations
Year Ended September 30, 2002

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net Sales	$220,869	$—	$98,917	$(32,919)	$286,867
Cost of Sales	126,869	—	57,277	(33,249)	150,897
Restructuring charges (income)	(500)	—	—	—	(500)

Gross profit	94,500	—	41,640	330	136,470
Selling and administrative	71,971	794	19,138	—	91,903
Research and technical services	4,267	—	1,473	—	5,740
Amortization	684	3,089	2,520	—	6,293
Other charges (income), net	13,104	(19,785)	8,156	—	1,475
Restructuring charges (income)	—	—	(100)	—	(100)

Operating income	4,474	15,902	10,453	330	31,159
Interest expense (income), net	18,623	(2,645)	4,113	—	20,091

Income (loss) before taxes	(14,149)	18,547	6,340	330	11,068
Income tax provision (benefit)	(7,239)	7,352	1,661	—	1,774
Equity in subsidiaries	15,874	4,679		(20,553)	—

Net income (loss)	$8,964	$15,874	$4,679	$(20,223)	$9,294

Condensed Consolidated Statement of Operations
Year Ended September 30, 2001

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net Sales	$220,920	$—	$93,661	$(30,719)	$283,862
Cost of Sales	133,162	—	50,494	(30,807)	152,849
Restructuring charges (income)	2,324	—	40	—	2,364

Gross profit	85,434	—	43,127	88	128,649
Selling and administrative	69,782	150	17,354	—	87,286
Research and technical services	3,617	—	1,545	—	5,162
Amortization	721	3,254	2,555	—	6,530
Other charges (income), net	13,985	(20,376)	7,071	—	680
Restructuring charges (income)	7,622	—	1,455	—	9,077

Operating income (loss)	(10,293)	16,972	13,147	88	19,914
Interest expense (income), net	22,793	(5,159)	6,121	—	23,755

Income (loss) before taxes	(33,086)	22,131	7,026	88	(3,841)
Income tax provision (benefit)	(12,483)	8,923	1,653	—	(1,907)
Equity in subsidiaries	18,581	5,373		(23,954)	—

Net income (loss)	$(2,022)	$18,581	$5,373	$(23,866)	$(1,934)

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18. Summarized Financial Information — (Continued)

Condensed Consolidated Balance Sheet Year Ended September 30, 2003

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated

Current Assets:
Cash and cash equivalents	$1,545	$206	$5,550	$—	$7,301
Receivables, net	29,139	96	19,911	—	49,146
Inventories	24,678	—	13,029	(438)	37,269
Deferred and prepaid expenses	5,806	—	1,515	—	7,321

Total current assets	61,168	302	40,005	(438)	101,037

Long term Assets:
Property plan and equipment	37,097	—	11,772	—	48,869
Goodwill and other intangibles, net	26,717	54,452	58,488	—	139,657
Inter-company receivables (payables)	(50,485)	93,411	(42,926)	—	—
Investment in subsidiaries	54,145	11,255	(670)	(64,730)	—
Other assets	3,942	—	11	—	3,953

Total assets	132,584	159,420	66,680	(65,168)	293,516

Current Liabilities:
Current portion of long term debt	14,752	—	3,015		17,767
Accounts payable and accrued liabilities	31,434	803	11,806	—	44,043
Accrued interest	2,562	—	4	—	2,566
Income tax payables	2,556	(2,378)	1,568		1,746

Total current liabilities	51,304	(1,575)	16,393	—	66,122

Long Term Liabilities:
Long term debt	165,305	—	15,481	—	180,786
Due to parent	208	—	—	—	208
Deferred income taxes	227	—	1,381	—	1,608
Other liabilities	11,334	—	—	—	11,334

Total Liabilities	228,378	(1,575)	33,255	—	260,058

Stockholder’s Equity
Common	1	—	—	—	1
Paid in capital	32,530	167,519	20,773	(188,292)	32,530
Retained earnings	(126,149)	(9,049)	20,646	122,265	7,713
Accumulated other comprehensive income	(2,176)	2,525	(7,994)	859	(6,786)

Total Stockholder’s Equity	(95,794)	160,995	33,425	(65,168)	33,458

Total Liabilities and Stockholder’s Equity	$132,584	$159,420	$66,680	$(65,168)	$293,516

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18. Summarized Financial Information — (Continued)

Condensed Consolidated Balance Sheet Year Ended September 30, 2002

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated

Current Assets:
Cash and cash equivalents	$7,321	$475	$6,684	$—	$14,480
Receivables, net	27,163	—	19,315	—	46,478
Inventories	23,693	—	10,024	(556)	33,161
Deferred and prepaid expenses	2,401	—	1,048	—	3,449

Total current assets	60,578	475	37,071	(556)	97,568

Long term Assets:
Property plan and equipment	38,845	—	9,251	—	48,096
Goodwill and other intangibles, net	16,226	54,407	51,346	—	121,979
Inter-company receivables (payables)	(39,732)	84,871	(45,139)	—	—
Investment in subsidiaries	74,346	11,256	(560)	(85,042)	—
Other assets	2,515	—	11	—	2,526

Total assets	152,778	151,009	51,980	(85,598)	270,169

Current Liabilities:
Current portion of long term debt	10,695	—	2,152	—	12,847
Accounts payable and accrued liabilities	25,705	167	10,538	—	36,410
Accrued interest	2,564	—	4	—	2,568
Income tax payables	1,989	(2,570)	1,546	—	965

Total current liabilities	40,953	(2,403)	14,240	—	52,790

Long Term Liabilities:
Long term debt	165,757	—	16,958	—	182,715
Due to parent	208	—	—	—	208
Deferred income taxes	203	—	597	—	800
Other liabilities	12,129	—	—	—	12,129

Total Liabilities	219,250	(2,403)	31,795	—	248,642

Stockholder’s Equity
Common	1	—	—	—	1
Paid in capital	36,645	168,897	20,194	(193,206)	32,530
Retained earnings	(101,759)	(10,777)	11,788	107,280	6,532
Accumulated other comprehensive income	(1,359)	(4,708)	(11,797)	328	(17,536)

Total stockholder’s equity	(66,472)	153,412	20,185	(85,598)	21,527

Total Liabilities and Stockholder’s Equity	$148,663	$151,009	$51,980	$(85,598)	$270,169

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18. Summarized Financial Information — (Continued)

Condensed Consolidating Statement of Cash Flows Year Ended September 30, 2003

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidated

Net cash provided by operating activities	$21,292	$5,813	$9,595	$36,700
Net cash used for investing activities	(19,425)	—	(3,033)	(22,458)
Net cash used for financing activities	(9,510)	(13,315)	(2,178)	(25,003)
Effect of exchange rate on cash	1,865	7,233	(5,516)	3,582

Decrease in cash and cash equivalents	(5,778)	(269)	(1,132)	(7,179)
Cash and cash equivalents at the beginning of the period	7,322	475	6,683	14,480

Cash and cash equivalents at the end of the period	$1,544	$206	$5,551	$7,301

Condensed Consolidating Statement of Cash Flows Year Ended September 30, 2002

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidated

Net cash provided by operating activities	$7,136	$14,179	$5,224	$26,539
Net cash used for investing activities	(13,598)	—	(4,136)	(17,734)
Net cash used for financing activities	6,314	(15,487)	(1,446)	(10,619)
Effect of exchange rate on cash	(2,268)	1,603	(1,274)	(1,939)

Decrease in cash and cash equivalents	(2,416)	(295)	(1,632)	(3,753)
Cash and cash equivalents at the beginning of the period	9,738	180	8,315	18,233

Cash and cash equivalents at the end of the period	$7,322	$475	$6,683	$14,480

Condensed Consolidating Statement of Cash Flows Year Ended September 30, 2001

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidated

Net cash provided by operating activities	$6,218	$12,915	$2,316	$21,449
Net cash used for investing activities	(6,655)	—	(1,106)	(7,761)
Net cash provided by (used for) financing activities	8,893	(12,656)	5,491	1,728
Effect of exchange rate on cash	(22)	(125)	(531)	(678)

Increase in cash and cash equivalents	8,434	134	6,170	14,738
Cash and cash equivalents at the beginning of the period	1,304	46	2,145	3,495

Cash and cash equivalents at the end of the period	$9,738	$180	$8,315	$18,233

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AEARO COMPANY I AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19. Valuation and Qualifying Accounts

Description	Balance at Beginning of Year	Additions Charged to Expense	Deductions	Balance at End of Year

Allowance or doubtful accounts receivables:
September 30, 2003	$1,524	$243	$(409)	$1,358
September 30, 2002	831	999	(306)	1,524
September 30, 2001	1,354	450	(973)	831

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AEARO COMPANY I

CONDENSED CONSOLIDATED BALANCE SHEETS — ASSETS

(Dollars in Thousands)
(Unaudited)

	March 31, 2004	September 30, 2003

CURRENT ASSETS:
Cash and cash equivalents	$5,313	$7,301
Accounts receivable (net of allowance for doubtful accounts of $1,494 and $1,358, respectively)	51,635	49,146
Inventories	41,385	37,269
Deferred and prepaid expenses	6,351	7,321

Total current assets	104,684	101,037

LONG TERM ASSETS:
Property, plant and equipment, net	47,744	48,869
Goodwill, net	85,428	81,770
Due from parent	255	—
Other intangible assets, net	57,725	57,887
Other assets	2,263	3,953

Total assets	$298,099	$293,516

The accompanying notes are an integral part of these condensed consolidated financial statements.

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AEARO COMPANY I

CONDENSED CONSOLIDATED BALANCE SHEETS —
LIABILITIES AND STOCKHOLDER’S EQUITY

(Dollars in Thousands, Except for Per Share and Share Amounts)
(Unaudited)

	March 31, 2004	September 30, 2003

CURRENT LIABILITIES:
Current portion of long-term debt	$18,855	$17,767
Accounts payable and accrued liabilities	40,354	44,043
Accrued interest	2,569	2,566
U.S. and foreign income taxes	557	1,746

Total current liabilities	62,335	66,122

LONG TERM LIABILITIES:
Long-term debt	177,608	180,786
Due to parent	—	207
Deferred income taxes	1,767	1,609
Other liabilities	12,675	11,334

Total liabilities	254,385	260,058

STOCKHOLDER’S EQUITY:
Common stock, $.01 par value—
Authorized—100 shares
Issued and outstanding—100 and 100, respectively	—	—
Paid in capital	32,531	32,531
Retained earnings	15,858	7,294
Accumulated other comprehensive loss	(4,675)	(6,367)

Total stockholder’s equity	43,714	33,458

Total liabilities and stockholder’s equity	$298,099	$293,516

The accompanying notes are an integral part of these condensed consolidated financial statements.

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AEARO COMPANY I

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in Thousands)
(Unaudited)

	For the Three Months Ended March 31,		For the Six Months Ended March 31,
	2004	2003	2004	2003

NET SALES	$90,378	$76,686	$169,579	$145,403
COST OF SALES	47,280	39,912	89,056	75,557

Gross profit	43,098	36,774	80,523	69,846
SELLING AND ADMINISTRATIVE	29,364	24,867	56,835	49,188
RESEARCH AND TECHNICAL SERVICES	1,883	1,626	3,623	3,209
AMORTIZATION OF INTANGIBLES	134	16	242	132
OTHER CHARGES (INCOME)	535	499	(506)	957
RESTRUCTURING	(1,091)	—	(1,091)	—

Operating income	12,273	9,766	21,420	16,360
INTEREST EXPENSE, NET	5,370	5,010	10,836	9,964

Income before provision for income taxes	6,903	4,756	10,584	6,396
PROVISION FOR INCOME TAXES	1,229	2,070	2,020	2,675

Net income	$5,674	$2,686	$8,564	$3,721

The accompanying notes are an integral part of these condensed consolidated financial statements.

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AEARO COMPANY I

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)
(Unaudited)

	For the Six Months Ended March 30,
	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,564	$3,721
Adjustments to reconcile net income to cash provided by operating activities—
Depreciation	5,931	5,363
Amortization of intangible assets and deferred financing costs	2,283	943
Deferred income taxes	(15)	(7)
Restructuring	(1,091)	—
Other, net	682	273
Changes in assets and liabilities—(net of effects of acquisitions)
Accounts receivable	(1,113)	2,722
Inventories	(3,464)	(2,069)
Income taxes payable	(1,168)	(388)
Accounts payable and accrued liabilities	(3,221)	2,011
Other, net	1,647	(807)

Net cash provided by operating activities	9,035	11,762

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(5,006)	(4,339)
Cash paid for acquisitions	—	(11,062)
Proceeds provided by disposals of property, plant and equipment	12	6

Net cash used by investing activities	(4,994)	(15,395)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving credit facility, net	3,950	500
Repayment of term loans	(8,949)	(6,332)
Repayment of capital lease obligations	(122)	(106)
Repayment of long-term debt	(119)	(31)

Net cash used by financing activities	(5,240)	(5,969)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(789)	275

DECREASE IN CASH AND CASH EQUIVALENTS	(1,990)	(9,327)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,301	14,480

CASH AND CASH EQUIVALENTS, END OF PERIOD	$5,313	$5,153

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital lease obligations	$—	$430

CASH PAID FOR:
Interest	$8,862	$9,118

Income taxes	$3,254	$747

The accompanying notes are an integral part of these condensed consolidated financial statements.

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AEARO COMPANY I

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004
(unaudited)

1. Condensed Consolidated Financial Statements

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary to present fairly, in accordance with accounting principles generally accepted in the United States of America, Aearo Company I’s (the “Company”) financial position, results of operations and cash flows for the interim periods presented. The results of operations for the interim periods shown in this report are not necessarily indicative of results for any future interim period or for the entire year. These condensed consolidated financial statements do not include all disclosures associated with annual financial statements and accordingly should be read in conjunction with the consolidated financial statements as of September 30, 2003 and for the three years then ended and notes thereto included in the registration statement.

2. Company Background

The Company manufactures and sells products under the brand names: AOSafety®, E-A-R®, Peltor® and SafeWazeTM. These products are sold through three reportable segments, which are Safety Products, Safety Prescription Eyewear and Specialty Composites.

3. Significant Accounting Policies

Use of Estimates. The preparation of the condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassifications. Certain amounts included in the prior period financial statements may have been reclassified to conform to the current period presentation. The reclassifications have no impact on net income previously reported.

Revenue Recognition. The Company recognizes revenue when title and risk transfer to the customer, which is generally when the product is shipped to customers. At the time revenue is recognized, certain provisions may also be recorded including pricing discounts and incentives. In addition, an allowance for doubtful accounts is generally recorded based on a percentage of aged receivables. However, management judgment is involved with the final determination of the allowance based on several factors including specific analysis of a customer’s credit worthiness, historical bad debt experience, changes in payment history and general economic and market trends.

Foreign Currency Translation. Assets and liabilities of the Company’s foreign subsidiaries are translated at period-end exchange rates. Income and expenses are translated at the approximate average exchange rate during the period. Foreign currency translation adjustments are recorded as a separate component of stockholder’s equity.

Foreign Currency Transactions. Foreign currency gains and losses arising from transactions by any of the Company’s subsidiaries are reflected in net income.

Income Taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates. The effective tax rate in the three months ended March 31, 2004 and 2003 was different from the statutory rate due to the mix of income between the Company’s foreign and domestic subsidiaries. The Company’s foreign subsidiaries had taxable income in their foreign jurisdictions while the Company’s domestic subsidiaries have net operating loss carry-forwards for income tax purposes. Due to the uncertainty of realizing these tax benefits, the tax

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AEARO COMPANY I

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3. Significant Accounting Policies — (Continued)

benefits generated by the net operating losses have been fully offset by a valuation allowance. The Company is included in the consolidated tax return filed by Aearo Corporation. All taxes were recorded by the Company as if separate, stand-alone tax returns were filed.

Goodwill and Other Intangibles. Effective October 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No 142, “Goodwill and Other Intangibles”. Under the provisions of SFAS No. 142, goodwill and intangible assets that have indefinite useful lives are no longer amortized but are tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives and reviewed for impairment at each reporting date. The following presents a summary of intangibles assets as of March 31, 2004:

	Gross Amount	Accumulated Amortization	Carrying Amount

Trademarks	$75,722	$(21,409)	$54,313
Customer Relationship List	1,850	(92)	1,758
Patents	2,188	(917)	1,271
Other	1,549	(1,166)	383

Total Intangibles	$81,309	$(23,584)	$57,725

Aggregate Estimate of Amortization Expense:

For the year ended 9/30/2004	$479
For the year ended 9/30/2005	401
For the year ended 9/30/2006	405
For the year ended 9/30/2007	417
For the year ended 9/30/2008	328
For the year ended 9/30/2009	340

The following presents the changes in the carrying amount of goodwill for the six month period ended March 31, 2004:

Balance October 1, 2003	$81,770
Translation adjustment	3,658

Balance March 31, 2004	$85,428

Stock-based Compensation. The Company currently accounts for stock-based compensation under the intrinsic method of Accounting Principles Board (“APB”) Opinion No. 25. The following table illustrates the effect on net income as if the fair value based method had been applied to all outstanding awards (dollars in thousands):

	Three Months Ended March 31,		Six Months Ended March 31,
	2004	2003	2004	2003

Net income as reported	$5,674	$2,686	$8,564	$3,721
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(34)	(37)	(67)	(74)

Proforma net income	$5,640	$2,649	$8,497	$3,647

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AEARO COMPANY I

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3. Significant Accounting Policies — (Continued)

Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” requires that every derivative instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value.

The Company has formally documented its hedging relationships, including identification of the hedging instruments and the hedge items, as well as its risk management objectives and strategies for undertaking each hedge transaction. From time to time the Company enters into forward foreign currency contracts and interest rate swap, cap and collar agreements, which are derivatives as defined by SFAS No. 133. The Company enters into forward foreign currency contracts to mitigate the effects of changes in foreign currency rates on profitability and enters into interest rate swap and collar agreements to hedge its variable interest rate risk. These derivatives are cash flow hedges. For all qualifying and highly effective cash flow hedges, the changes in the fair value of the derivatives are recorded in other comprehensive income. Amounts accumulated in other comprehensive income will be reclassified as earnings when the related product sales affect earnings for forward foreign currency contracts. As a result of the forward foreign currency contracts, the Company has recorded a derivative payable of $0.4 million, respectively at March 31, 2004 and September 30, 2003. All forward foreign currency contracts will expire over the next six months.

During the three and six month periods ended March 31, 2004, the Company reclassified into earnings a net loss of approximately $0.3 million and $0.5 million, respectively, resulting from the exercise of forward foreign currency contracts compared to a net loss of approximately $0.6 million for the three and six month periods ended March 31, 2004, respectively. All forward foreign currency contracts were determined to be highly effective; therefore no ineffectiveness was recorded in earnings.

The Company also executes forward foreign currency contracts for up to 30-day terms to protect against the adverse effects that exchange rate fluctuations may have on the foreign-currency-denominated trade activities (receivables, payables and cash) of foreign subsidiaries. These contracts have not been designated as hedges under SFAS No. 133 and accordingly, the gains and losses on both the derivative and foreign-currency-denominated trade activities are recorded as transaction adjustments in current earnings. The impact on earnings was a loss of approximately $0.2 million and $0.4 million for the three and six month periods ended March 31, 2004, respectively, compared to a net gain of $0.1 million for the three and six month periods ended March 31, 2003, respectively.

The Company has approximately $30.5 million of variable rate debt protected under an interest rate cap arrangement through December 31, 2004. The fair value of the cap at March 31, 2004 and September 30, 2003 was less than $0.1 million and $0.1 million, respectively. The Company has not elected to take hedge accounting treatment for the interest rate cap as defined under SFAS No, 133 and, as a result, any fair value adjustment is charged directly to other income/(expense). During the three months ended March 31, 2004 the value of the interest rate cap decreased by $0.1 million.

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AEARO COMPANY I

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4. Comprehensive Income

Comprehensive income consisted of the following (dollars in thousands):

	For the Three Months Ended March 31,		For the Six Months Ended March 31,
	2004	2003	2004	2003

Net income	$5,674	$2,686	$8,564	$3,721
Foreign currency translation adjustment	(946)	1,317	1,688	4,185
Unrealized gain (loss) on derivative instruments	391	(57)	5	(654)

Comprehensive income	$5,119	$3,946	$10,257	$7,252

5. Inventories

Inventories consisted of the following (dollars in thousands):

	March 31, 2004	September 30, 2003

Raw materials	$10,901	$8,301
Work in process	14,306	11,976
Finished goods	16,178	16,992

	$41,385	$37,269

Inventories, which include materials, labor and manufacturing overhead, are stated at the lower of cost or market, cost being determined using the first-in, first-out method.

6. Debt

As of March 31, 2004, the Company’s debt structure included: (a) $98.0 million of 12.50% Senior Subordinated Notes due 2005 (the “12.50% Notes”) issued under an indenture dated as of July 11, 1995 (the “Notes Indenture”) and (b) up to an aggregate of $130.0 million under a credit agreement with various banks comprised of (i) a secured term loan facility consisting of loans providing for up to $100.0 million of term loans (collectively the “Term Loans”) with a portion of the Term Loans denominated in foreign currencies and (ii) the Revolving Credit Facility providing for up to $30.0 million of revolving loans for general corporate purposes (collectively the “Senior Bank Facilities”). The amounts outstanding on the Term Loans and Revolving Credit Facility at March 31, 2004, were approximately $79.3 and $15.6 million, respectively, compared to $88.3 million and $11.7 million, respectively at September 30, 2003. Under the terms of the Senior Bank Facilities and the Note Indenture, Aearo Company is required to comply with certain financial covenants and restrictions. Aearo Company was in compliance with all financial covenants and restrictions at March 31, 2004.

As noted in Note 12, on March 10, 2004, Aearo Corporation, the Company’s parent, entered into a merger agreement with AC Safety Holding Corp. and its subsidiary, AC Safety Acquisition Corp. Pursuant to the terms of the Merger Agreement on April 7, 2004, AC Safety Acquisition Corp. merged with and into Aearo Corporation with Aearo Corporation surviving the merger as a wholly-owned subsidiary of AC Safety Holding Corp. In connection with this transaction, (i) the Company repaid all outstanding amounts under the Senior Bank Facilities, terminated all commitments under that facility and redeemed the 12.50% Notes and (ii) entered into a new senior credit facility, consisting of a $125.0 million term loan facility and a $50.0 million revolving credit facility (collectively the “New Credit Facility”) and issued $175.0 million aggregate principal amount of 8.25% senior subordinated notes due 2012 (the “8.25% Notes”) in a private placement pursuant to Rule 144A under the Securities Act of 1933 and Regulation S under the Securities Act.

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AEARO COMPANY I

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7. Commitments and Contingencies

Lease Commitments. The Company leases certain transportation vehicles, warehouse facilities, office space, and machinery and equipment under cancelable and non-cancelable leases, most of which expire within 10 years and may be renewed by the Company.

Contingencies. Various lawsuits and claims arise against the Company in the ordinary course of its business. Most of these lawsuits and claims are products liability matters that arise out of the use of safety eyewear and respiratory product lines manufactured by the Company as well as products purchased for resale.

In addition, the Company is a defendant in lawsuits by plaintiffs alleging that they suffer from respiratory medical conditions, such as asbestosis or silicosis, relating to exposure to asbestos and silica, and that such conditions result, in part, from the use of respirators that, allegedly, were negligently designed or manufactured. The defendants in these lawsuits are often numerous, and include, in addition to manufacturers and distributors of respirators, manufacturers, distributors and installers of sand (used in sand blasting), asbestos and asbestos-containing products. Most of these claims are covered by the Asset Transfer Agreement entered into on June 13, 1995 by the Company and Aearo Corporation, on the one hand, and Cabot and certain of its subsidiaries (the “Sellers”), on the other hand (the “1995 Asset Transfer Agreement”). In the 1995 Asset Transfer Agreement, so long as Aearo Corporation makes an annual payment of $400,000 to Cabot, the Sellers agreed to retain, and Cabot and the Sellers agreed to defend and indemnify Aearo Corporation and its subsidiaries against, any liability or obligation relating to or otherwise arising under any proceeding or other claim against Aearo Corporation and its subsidiaries or Cabot or their respective affiliates or other parties with whom any Seller directly or indirectly has a contractual liability sharing arrangement which sounds in product liability or related causes of action arising out of actual or alleged respiratory medical conditions caused or allegedly caused by the use of respirators or similar devices sold by Sellers or their predecessors (including American Optical Corporation and its predecessors) prior to July 11, 1995. To date, Aearo Corporation has elected to pay the annual fee and intends to continue to do so. Aearo Corporation and its subsidiaries could potentially be liable for claims currently retained by Sellers if Aearo Corporation elects to cease paying the annual fee or if Cabot and the Sellers no longer are able to perform their obligations under the 1995 Asset Transfer Agreement. Cabot acknowledged in the Stock Purchase Agreement that it and Aearo Corporation entered into on June 27, 2003 (providing for the sale by Cabot to Aearo Corporation of all of the common and preferred stock of Aearo Corporation owned by Cabot) that the foregoing provisions of the 1995 Asset Transfer Agreement remain in effect. The 1995 Asset Transfer Agreement does not apply to claims relating to the business of Eastern Safety Equipment, the stock of which the Company acquired in 1996.

At March 31, 2004 and September 30, 2003, the Company has recorded liabilities of approximately $4.7 million and $4.5 million, respectively, which represents reasonable estimates of its probable liabilities for product liabilities substantially related to asbestos and silica-related claims as determined by the Company in consultation with an independent consultant. This reserve is re-evaluated periodically and additional charges or credits to operations may result as additional information becomes available. Consistent with the current environment being experienced by companies involved in asbestos and silica-related litigation, there has been an increase in the number of asserted claims that could potentially involve Aearo Corporation and its subsidiaries, including the Company. Various factors increase the difficulty in determining the Company’s potential liability, if any, in such claims, including the fact that the defendants in these lawsuits are often numerous and the claims generally do not specify the amount of damages sought. Additionally, the bankruptcy filings of other companies with asbestos and silica-related litigation could increase the Company’s cost over time. In light of these and other uncertainties inherent in making long-term projections, the Company has determined that the five-year period through fiscal 2008 is the most reasonable time period for projecting asbestos and silica-related claims and defense costs. It is possible that the Company may incur liabilities in an amount in excess of amounts currently reserved. However, taking into account currently

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AEARO COMPANY I

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7. Commitments and Contingencies — (Continued)

available information, historical experience, and the 1995 Asset Transfer Agreement, but recognizing the inherent uncertainties in the projection of any future events, it is management’s opinion that these suits or claims should not result in final judgments or settlements in excess of the Company’s reserve that, in the aggregate, would have a material effect on the Company’s financial condition, liquidity or results of operations.

8. Segment Reporting

The Company manufactures and sells products under the brand names: AOSafety®, E-A-R®, Peltor® and SafeWaze™. These products are sold through three reportable segments, which are Safety Products, Safety Prescription Eyewear and Specialty Composites. The Safety Products segment manufactures and sells hearing protection devices, communication headsets, non-prescription safety eyewear, face shields, reusable and disposable respirators, hard hats, fall protection and first aid kits. The Safety Prescription Eyewear segment manufactures and sells prescription eyewear products that are designed to protect the eyes from the typical hazards encountered in the industrial work environment. The Company’s Safety Prescription Eyewear segment purchases component parts (lenses and the majority of its frames) from various suppliers, grinds, shapes and applies coatings to the lenses in accordance with the customer’s prescription, and then assembles the glasses using the customer’s choice of frame. The Specialty Composites segment manufactures a wide array of energy- absorbing materials that are incorporated into other manufacturers’ products to control noise, vibration and shock.

Net Sales by Business Segment (dollars in thousands):

	For the Three Months Ended March 31,		For the Six Months Ended March 31,
	2004	2003	2004	2003

Safety Products	$68,184	$58,198	$127,964	$108,684
Safety Prescription Eyewear	10,873	10,494	20,337	20,298
Specialty Composites	11,321	7,994	21,278	16,421

Total	$90,378	$76,686	$169,579	$145,403

Inter-segment sales of the Specialty Composites segment to the Safety Products segment totaled $0.8 million for the three months ended March 31, 2004 and 2003, respectively. Inter-segment sales totaled $1.6 million and $1.5 million for the six months ended March 31, 2004 and 2003, respectively. The inter-segment sales value is determined at fully absorbed inventory cost at standard rates plus 25%.

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AEARO COMPANY I

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8. Segment Reporting — (Continued)

Profit by Business Segment and reconciliation to income before provision for income taxes (dollars in thousands):

	For the Three Months Ended March 31,		For the Six Months Ended March 31,
	2004	2003	2004	2003

Safety Products	$12,474	$12,059	$23,704	$21,013
Safety Prescription Eyewear	157	416	(57)	357
Specialty Composites	1,687	11	2,855	485

Segment profit	14,318	12,486	26,502	21,855

Depreciation	3,002	2,704	5,931	5,363
Amortization of intangibles	134	16	242	132
Restructuring	(1,091)	—	(1,091)	—
Interest	5,370	5,010	10,836	9,964

Income before provision for income taxes	$6,903	$4,756	$10,584	$6,396

Segment profit is defined as operating income before depreciation, amortization, restructuring charges and interest expense and represents the measure used by the chief operating decision maker to assess segment performance and make decisions about the allocation of resources to business segments.

9. Pension

The following table presents the components of net periodic pension cost for the three and six month periods ending March 31, 2004 and 2003, respectively (dollars in thousands):

	For the Three Months Ended March 31,		For the Six Months Ended March 31,
	2004	2003	2004	2003

Service cost	$335	$378	$670	$755
Interest cost	186	208	371	417
Expected return on plan assets	(166)	(168)	(332)	(336)
Amortization of:
Prior service cost	—	16	—	5
Loss	2	2	5	32

Net periodic pension cost	$357	$436	$714	$873

10. Restructuring Charge

During fiscal 2001, the Company recorded a restructuring charge of $11.4 million relating to a restructuring plan announced by the Company to improve its competitive position and long-term profitability. The plan includes the closure of its Ettlingen, Germany plant, significantly reorganizing operations at the Company’s Varnamo, Sweden plant, rationalizing the manufacturing assets and product mix of its Specialty Composites business unit and a reduction of products and product lines.

During the three month period ended March 31, 2004, the Company reversed $1.1 million of reserves related to the September 30, 2001 restructuring provision. The adjustment represents a change in estimate related to amounts for non-cancelable lease obligations due to the renegotiation of the subject lease that was completed during the quarter.

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AEARO COMPANY I

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10. Restructuring Charge — (Continued)

The following table displays the activity and balances of the restructuring reserve account for the six months ended March 31, 2004 (dollars in thousands):

	September 30, 2003	Charges	Credits	March 31, 2004

Employee terminations	$224	$(218)	—	$6
Lease agreements	1,456	(211)	(1,091)	154
Disposal of assets	691	(426)	—	265
Other	17	(17)	—	—

Total	$2,388	$(872)	$(1,091)	425

11. Summarized Financial Information

Effective April 7, 2004, the Company, in connection with the Merger discussed in Note 12, issued 8.25% Senior Subordinated Notes due 2012 which are fully and unconditionally guaranteed, on a joint and several basis, by substantially all of the Company’s wholly owned domestic subsidiaries (“Subsidiary Guarantors”). The non-guarantor subsidiaries are the Company’s foreign subsidiaries.

The following condensed financial information illustrates the composition of the combined Subsidiary Guarantors. The Company believes that the separate, complete financial statements of the respective guarantors would not provide additional material information which would be useful in assessing the financial composition of the Subsidiary Guarantors (dollars in thousands).

Condensed Consolidated Statement of Operations Year Period Ended March 31, 2004

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated

Net Sales	$122,913	$—	$65,030	$(18,364)	$169,579
Cost of Sales	71,142	—	36,348	(18,434)	89,056

Gross profit	51,771	—	28,682	70	80,523

Selling and administrative	42,612	674	13,549	—	56,835
Research and technical services	2,351	—	1,272	—	3,623
Amortization	168	74	—	—	242
Other charges (income), net	6,815	(12,283)	4,962	—	(506)
Restructuring charges (income)	(1,091)	—	—	—	(1,091)

Operating income	916	11,535	8,899	70	21,420
Interest, net	10,117	(983)	1,702	—	10,836

Income (loss) before taxes	(9,201)	12,518	7,197	70	10,584
Income tax provision (benefit)	(4,642)	5,022	1,640	—	2,020
Equity in subsidiaries	13,053	5,557		(18,610)	—

Net income (loss)	$8,494	$13,053	$5,557	$(18,540)	$8,564

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AEARO COMPANY I

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11. Summarized Financial Information — (Continued)

Condensed Consolidated Statement of Operations Year Ended March 31, 2003

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated

Net Sales	$104,852	$—	$56,822	$(16,271)	$145,403
Cost of Sales	60,809	—	31,009	(16,261)	75,557

Gross profit	44,043	—	25,813	(10)	69,846

Selling and administrative	37,469	405	11,314	—	49,188
Research and technical services	2,276	—	933	—	3,209
Amortization	75	57	—	—	132
Other charges (income), net	6,418	(9,689)	4,228	—	957

Operating income	(2,195)	9,227	9,338	(10)	16,360
Interest expense (income), net	9,231	(1,221)	1,954	—	9,964

Income (loss) before taxes	(11,426)	10,448	7,384	(10)	6,396
Income tax provision (benefit)	(4,112)	4,176	2,611	—	2,675
Equity in subsidiaries	11,045	4,773	—	(15,818)	—

Net income (loss)	$3,731	$11,045	$4,773	$(15,828)	$3,721

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AEARO COMPANY I

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11. Summarized Financial Information — (Continued)

Condensed Consolidated Balance Sheet Year Ended March 31, 2004

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated

CURRENT ASSETS:
Cash and cash equivalents	$892	$751	$3,670	$—	$5,313
Receivables, net	31,693	—	19,942	—	51,635
Inventories	28,880	—	12,873	(368)	41,385
Deferred and prepaid expenses	4,875	—	1,476	—	6,351

Total current assets	66,340	751	37,961	(368)	104,684

LONG TERM ASSETS:
Property plan and equipment	35,826	—	11,918	—	47,744
Goodwill and other intangibles, net	26,549	54,459	62,145	—	143,153
Inter-company receivables (payables)	(56,709)	94,751	(37,787)	—	255
Investment in subsidiaries	47,307	11,256	(688)	(57,875)	—
Other assets	2,252	—	11	—	2,263

Total assets	121,565	161,217	73,560	(58,243)	298,099

CURRENT LIABILITIES:
Current portion of long term debt	15,581	—	3,274	—	18,855
Accounts payable and accrued liabilities	27,462	518	12,374	—	40,354
Accrued interest	2,565	—	4	—	2,569
Income tax payables	1,986	(1,931)	502	—	557

Total current liabilities	47,594	(1,413)	16,154	—	62,335

LONG TERM LIABILITIES:
Long term debt	162,471	—	15,137	—	177,608
Deferred income taxes	370	—	1,397	—	1,767
Other liabilities	12,675	—	—	—	12,675

Total Liabilities	223,110	(1,413)	32,688	—	254,385

STOCKHOLDER’S EQUITY:
Common	1	—	—	—	1
Paid in capital	32,530	167,519	20,773	(188,292)	32,530
Retained earnings	(130,708)	(8,393)	26,204	128,755	15,858
Accumulated other comprehensive income	(3,368)	3,504	(6,105)	1,294	(4,675)

Total Stockholder’s Equity	(101,545)	162,630	40,872	(58,243)	43,714

Total Liabilities and Stockholder’s Equity	$121,565	$161,217	$73,560	$(58,243)	$298,099

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AEARO COMPANY I

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11. Summarized Financial Information — (Continued)

Condensed Consolidated Balance Sheet Year Ended September 30, 2003

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated

CURRENT ASSETS:
Cash and cash equivalents	$1,545	$206	$5,550	$—	$7,301
Receivables, net	29,139	96	19,911	—	49,146
Inventories	24,678	—	13,029	(438)	37,269
Deferred and prepaid expenses	5,806	—	1,515	—	7,321

Total current assets	61,168	302	40,005	(438)	101,037

LONG TERM ASSETS:
Property plan and equipment	37,097	—	11,772	—	48,869
Goodwill and other intangibles, net	26,717	54,452	58,488	—	139,657
Inter-company receivables (payables)	(50,485)	93,411	(42,926)	—	—
Investment in subsidiaries	54,145	11,255	(670)	(64,730)	—
Other assets	3,942	—	11	—	3,953

Total assets	132,584	159,420	66,680	(65,168)	293,516

CURRENT LIABILITIES:
Current portion of long term debt	14,752	—	3,015	—	17,767
Accounts payable and accrued liabilities	31,434	803	11,806	—	44,043
Accrued interest	2,562	—	4	—	2,566
Income tax payables	2,556	(2,378)	1,568	—	1,746

Total current liabilities	51,304	(1,575)	16,393	—	66,122

LONG TERM LIABILITIES:
Long term debt	165,305	—	15,481	—	180,786
Due to parent	208	—	—	—	208
Deferred income taxes	227	—	1,381	—	1,608
Other liabilities	11,334	—	—	—	11,334

Total Liabilities	228,378	(1,575)	33,255	—	260,058

STOCKHOLDER’S EQUITY:
Common	1	—	—	—	1
Paid in capital	32,530	167,519	20,773	(188,292)	32,530
Retained earnings	(126,149)	(9,049)	20,646	122,265	7,713
Accumulated other comprehensive income	(2,176)	2,525	(7,994)	859	(6,786)

Total Stockholder’s Equity	(95,794)	160,995	33,425	(65,168)	33,458

Total Liabilities and Stockholder’s Equity	$132,584	$159,420	$66,680	$(65,168)	$293,516

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AEARO COMPANY I

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11. Summarized Financial Information — (Continued)

Condensed Consolidating Statement of Cash Flows Period Ended March 31, 2004

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidated

Net cash provided by operating activities	$(1,359)	$6,407	$3,987	$9,035
Net cash used for investing activities	(3,326)	—	(1,668)	(4,994)
Net cash used for financing activities	3,255	(6,840)	(1,655)	(5,240)
Effect of exchange rate on cash	779	978	(2,546)	(789)

Increase (decrease) in cash and cash equivalents	(651)	545	(1,882)	(1,988)
Cash and cash equivalents at the beginning of the period	1,544	206	5,551	7,301

Cash and cash equivalents at the end of the period	$893	$751	$3,669	$5,313

Condensed Consolidating Statement of Cash Flows Period Ended March 31, 2003

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidated

Net cash provided by operating activities	$7,824	$4,168	$(230)	$11,762
Net cash used for investing activities	(14,510)	—	(885)	(15,395)
Net cash used for financing activities	1,627	(6,535)	(1,061)	(5,969)
Effect of exchange rate on cash	(332)	2,189	(1,582)	275

Increase (decrease) in cash and cash equivalents	(5,391)	(178)	(3,758)	(9,327)
Cash and cash equivalents at the beginning of the period	7,322	475	6,683	14,480

Cash and cash equivalents at the end of the period	$1,931	$297	$2,925	$5,153

12. Subsequent Events

On March 10, 2004, Aearo Corporation, the Company’s parent, entered into a merger agreement with AC Safety Holding Corp. and its subsidiary, AC Safety Acquisition Corp. Pursuant to the terms of the Merger Agreement on April 7, 2004, AC Safety Acquisition Corp. merged with and into Aearo Corporation with Aearo Corporation surviving the merger as a wholly-owned subsidiary of AC Safety Holding Corp. The aggregate purchase price was approximately $405.0 million, including estimated fees and expenses. The merger was financed with approximately $300.0 million of new debt as discussed in Note 6, $3.7 million of assumed debt and $101.3 million of equity.

Approximately 79.5% of the outstanding common and preferred stock of AC Safety Holding Corp. is now owned by affiliates of Bear Stearns Merchant Banking, approximately 10.5% of the outstanding common and preferred stock is owned by management investors, and approximately 10.0% of the outstanding common and preferred stock is owned by certain of Aearo Corporation’s former stockholders, including Vestar Equity Partners, L.P., the former majority holder of Aearo Corporation’s common stock and preferred stock.

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$175,000,000

AEARO COMPANY I

Offer to Exchange
$175,000,000 Aggregate Principal Amount of 8¼% Senior Subordinated Notes due 2012
that have been registered under the Securities Act of 1933
for any and all outstanding unregistered
$175,000,000 Aggregate Principal Amount of 8¼% Senior Subordinated Notes due 2012

July 13, 2004